Subject to Completion
Preliminary Prospectus dated June [●], 2015

P R O S P E C T U S



10,000,000 Common Units
Representing Limited Partner Interests
CNX Coal Resources LP

This is the initial public offering of common units representing limited partner interests in CNX Coal Resources LP. We were recently formed by CONSOL Energy Inc. ("CONSOL Energy" or our "sponsor"). We are offering 10,000,000 common units in this offering. We expect that the initial public offering price will be between $19.00 and $21.00 per common unit.

Prior to this offering, there has been no public market for our common units. Our common units have been approved for listing on the New York Stock Exchange under the symbol "CNXC." We are an "emerging growth company" as that term is used in the Jumpstart Our Business Startups Act.

Investing in our common units involves a high degree of risk. Please read "Risk Factors" beginning on page 22. These risks include the following:

- We may not generate sufficient distributable cash flow to support the payment of the minimum quarterly distribution to our unitholders.
- The assumptions and estimates underlying the forecast of adjusted EBITDA and distributable cash flow that we include in "Cash Distribution Policy and Restrictions on Distributions" are inherently uncertain and subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause our actual adjusted EBITDA and distributable cash flow to differ materially from our forecast.
- Our growth strategy primarily depends on us acquiring additional undivided interests in the Pennsylvania mining complex from our sponsor.
- Our general partner and its affiliates, including our sponsor, have conflicts of interest with us and limited fiduciary duties to us and our unitholders, and they may favor their own interests to our detriment and that of our unitholders. Additionally, we have no control over the business decisions and operations of our sponsor, and our sponsor is under no obligation to adopt a business strategy that favors us.
- Our partnership agreement replaces our general partner's fiduciary duties to holders of our common units with contractual standards governing its duties.
- Unitholders have very limited voting rights and, even if they are dissatisfied, they will have limited ability to remove our general partner.
- Our tax treatment depends on our status as a partnership for U.S. federal income tax purposes. If the Internal Revenue Service were to treat us as a corporation for U.S. federal income tax purposes, which would subject us to entity-level taxation, or if we were otherwise subjected to a material amount of additional entity-level taxation, then our distributable cash flow to our unitholders would be substantially reduced.
- Our unitholders' allocated share of our income will be taxable to them for federal income tax purposes even if they do not receive any cash distributions from us.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Common Unit	Total
Public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to CNX Coal Resources LP	$	$

(1) Excludes a structuring fee of $300,000, $200,000 and $500,000 payable to Merrill Lynch, Pierce, Fenner & Smith Incorporated, Wells Fargo Securities, LLC and Evercore Group L.L.C., respectively. Please read "Underwriting."

We have granted the underwriters a 30-day option to purchase up to an additional 1,500,000 common units from us at the initial public offering price, less the underwriting discount, if the underwriters sell more than 10,000,000 common units in this offering.

The underwriters expect to deliver the common units on or about _____ , 2015.

Book-Running Managers

BofA Merrill Lynch   **Wells Fargo Securities**

Citigroup   **Jefferies**   **Scotia Howard Weil**   **Credit Suisse**   **J.P. Morgan**

Evercore ISI   **BB&T Capital Markets**   **Goldman, Sachs & Co.**

The Huntington Investment Company   **Stifel**   **Nomura**

Co-Managers

Clarksons Platou Securities   **Cowen and Company**   **Tuohy Brothers**

The date of this prospectus is _____ , 2015.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. You should carefully read the entire prospectus, including "Risk Factors" and the historical audited annual and unaudited pro forma combined financial statements and related notes included elsewhere in this prospectus before making an investment decision. Unless otherwise indicated, the information in this prospectus assumes (i) an initial public offering price of $20.00 per common unit (the mid-point of the price range set forth on the cover page of this prospectus) and (ii) that the underwriters do not exercise their option to purchase additional common units. You should read "Risk Factors" beginning on page 22 for more information about important factors that you should consider before purchasing our common units.

Unless otherwise indicated, the operational and reserve information set forth in this prospectus reflect the Pennsylvania mining complex on a 100% basis. In connection with the completion of this offering, CONSOL Energy will contribute to us all of the limited liability company interests in CNX Operating, the sole member of CNX Thermal Holdings, which owns a 20% undivided interest in the assets, liabilities, revenues and expenses comprising the Pennsylvania mining complex. Please read "—The Transactions."

CNX Coal Resources LP

Overview

We are a growth-oriented master limited partnership recently formed by CONSOL Energy to manage and further develop all of its active thermal coal operations in Pennsylvania. Our initial assets will include a 20% undivided interest in, and operational control over, CONSOL Energy's Pennsylvania mining complex, which consists of three underground mines and related infrastructure that produce high-Btu bituminous thermal coal that is sold primarily to electric utilities in the eastern United States, our core market. We believe that our ability to efficiently produce and deliver large volumes of high-quality coal at competitive prices, the strategic location of our mines, the industry experience of our management team and our relationship with CONSOL Energy position us as a leading producer of high-Btu thermal coal in the Northern Appalachian Basin and the eastern United States.

The Pennsylvania mining complex, which includes the Bailey mine, the Enlow Fork mine and the newly opened Harvey mine, has extensive high-quality coal reserves. We mine our reserves from the Pittsburgh No. 8 Coal Seam, which is a large contiguous formation of uniform, high-Btu thermal coal that is ideal for high productivity, low-cost longwall operations. As of December 31, 2014, the Pennsylvania mining complex included 785.6 million tons (157.1 million tons net to our 20% interest on a pro forma basis) of proven and probable coal reserves with an average gross heat content of approximately 13,000 Btus per pound and an average sulfur content of 2.37%. Based on our current production capacity, these reserves are sufficient to support over 27 years of production. In addition, all of our reserves exhibit thermoplastic behavior suitable for cokemaking and contain an average of approximately 39% volatile matter (on a dry basis), which enables us, if market dynamics are favorable, to capture greater margins from selling our coal in the metallurgical market to cokemakers and steel manufacturers who utilize modern cokemaking technologies.

The design of the Pennsylvania mining complex is optimized to produce large quantities of coal on a cost efficient basis. We are able to sustain high production volumes at comparatively low operating costs due to, among other things, CONSOL Energy's significant investments in technologically advanced longwall mining systems, logistics infrastructure and safety. We currently operate five longwalls and 18 continuous mining sections at the Pennsylvania mining complex. The current production capacity of the Pennsylvania mining complex's five longwalls is 28.5 million tons of coal per year, and it produced approximately 26.1 million tons (5.2 million tons net to our 20% interest on a pro forma basis) of coal for the year ended December 31, 2014. We also recently upgraded our preparation plant, which is connected via conveyor belts to each of our mines, to clean

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those reserves and the associated surface infrastructure in place (including the capacity of the preparation plant). In addition, to the extent sales exceed the production capacity of five longwall mining systems, we may, from time to time, (i) run weekend shifts at one or more of our mines and/or (ii) temporarily run an additional longwall mining system at the Bailey mine and/or the Enlow Fork mine to increase our production to meet our forecasted sales commitments. The achievement and timing of full production capacity are subject to multiple risks and uncertainties. Please read "Risk Factors."

(5) Due to sales temporarily exceeding the production capacity of running five longwall mining systems, the Bailey mine and/or the Enlow Fork mine ran three longwall mining systems for approximately 14 weeks during the year ended December 31, 2014 to enable us to increase our production beyond our stated production capacity.

(6) The Harvey mine commenced longwall mining operations in March 2014.

The directors and executive officers of our general partner will manage the operation and further development of the Pennsylvania mining complex. Following the completion of this offering, CONSOL Energy will continue to own an 80% undivided interest in the Pennsylvania mining complex, as well as 100% of our general partner and, indirectly through our general partner, our 2% general partner interest and incentive distribution rights. In addition, CONSOL Energy will own a 55.8% limited partner interest in us (or a 49.5% limited partner interest in us if the underwriters exercise in full their option to purchase additional common units). We believe these retained ownership interests in us and the Pennsylvania mining complex will incentivize CONSOL Energy to promote and support the successful execution of our business strategies and our ability to increase cash distributions per unit over time.

Our Right of First Offer

In connection with the completion of this offering, CONSOL Energy will grant to us a right of first offer to acquire its retained 80% undivided interest in the Pennsylvania mining complex. In addition, CONSOL Energy will grant us a right of first offer to acquire the following assets:

- *Baltimore Marine Terminal*. The Baltimore Marine Terminal is a marine terminal owned by CONSOL Energy in the Port of Baltimore, Maryland, that provides coal transshipments from rail cars primarily to ocean-going vessels. Located just south of Baltimore, at the northern end of the Chesapeake Bay, the Baltimore Marine Terminal is strategically located on the eastern U.S. seaboard, with access to the attractive seaborne markets supplying both Europe and Asia. The Baltimore Marine Terminal is served by two railroads, the Norfolk Southern and the CSX, which provides operational flexibility to the terminal and its customers. In addition, the Baltimore Marine Terminal has coal blending capabilities which allows the terminal to blend coals to meet customer specifications. Typically, the Baltimore Marine Terminal handles both metallurgical coal and thermal coal, with metallurgical coal representing the majority of its business. The Baltimore Marine Terminal's customers consist of CONSOL Energy as well as third party customers. CONSOL Energy has operated the Baltimore Marine Terminal since 1983, and the terminal underwent an infrastructure expansion in 2011 and 2012 that increased effective annual throughput capacity to 15 million tons per year. In 2014, the Baltimore Marine Terminal handled 9.6 million tons of coal.

- *Buchanan Mine*. The Buchanan mine is an underground coal mining complex owned by CONSOL Energy located in Mavisdale, Virginia that produces a premium low volatility metallurgical coal for sale to domestic and international customers. The Buchanan mine's favorable geology, automated longwall mining systems and recent upgrades enable it to be one of the most cost efficient metallurgical coal mines in North America, achieving an average operating cost per ton of

(the Illinois Basin and most areas in the Northern Appalachian Basin) and higher chlorine content (the Illinois Basin).

- *Strategically located mining operations with advanced distribution capabilities and substantial access to key logistics infrastructure*. Our logistics infrastructure and proximity to coal-fired power plants in the eastern United States provide us with operational and marketing flexibility, reduce the cost to deliver coal to our core market and allow us to realize higher netback prices. We believe that we have a significant transportation cost advantage compared to many of our competitors, particularly producers in the Illinois Basin and Powder River Basin, for deliveries to customers in our core market and to East Coast ports for international shipping. For example, based on publicly available data and internal estimates, we believe that the transportation cost from our mines compared to Illinois Basin mines is approximately $11 to $13 per ton lower for coal delivered to the mid-Atlantic region, $6 to $8 per ton lower for coal delivered to the southeastern United States and $13 to $15 per ton lower for coal delivered to East Coast ports for shipping to foreign consumers.

- *Substantial capital investment in new and existing mines*. Since 2006, CONSOL Energy has invested over $2.0 billion at the Pennsylvania mining complex to develop technologically advanced, large-scale longwall mining operations and related production and logistics infrastructure. We believe this recent substantial capital investment in the Pennsylvania mining complex will help us maintain high production volumes, low operating costs and a strong safety and environmental compliance record, which we believe are key to supporting stable financial performance and cash flows throughout business and commodity price cycles.

- *Strong, well-established customer base*. We have a well-established and diverse, blue chip customer base, the majority of which is comprised of domestic utility companies located in the eastern United States. We have had success entering into multi-year coal sales agreements with our customers due to our longstanding relationships, reliability of production, deliverability, competitive pricing and coal quality. In addition, to reduce our exposure to retirements of coal-fired power plants, we have strategically developed our customer base to include power plants that are positioned to continue operating for the foreseeable future and that are equipped with environmental controls for mercury and sulfur abatement. For the year ended December 31, 2014, we sold approximately 19.4 million tons of coal (including more than 16.0 million tons of coal to customers in our core market states of Massachusetts, New Hampshire, New York, New Jersey, Pennsylvania, Maryland, Delaware, West Virginia, North Carolina and South Carolina) to domestic power plants and industrial consumers that have not announced any plans to retire generating capacity prior to 2020 and that have scrubber systems in place or under construction to comply with emissions regulations. We also have favorable access to international coal markets through our long-standing commercial relationship with a leading coal trading and brokering company that maintains a broad market presence with foreign coal consumers.

- *Our relationship with our sponsor, CONSOL Energy*. Through our relationship with CONSOL Energy, we will have access to a significant pool of management talent, deep industry knowledge, strong commercial relationships throughout the coal industry and innovative research and development capability, including CONSOL Energy's dedicated in-house coal laboratory and extensive expertise with coal-fired boilers. By virtue of CONSOL Energy's retained 80% undivided interest in the Pennsylvania mining complex, direct ownership of an aggregate 55.8% limited partner interest in us (or an aggregate 49.5% limited partner interest in us if the underwriters exercise in full their option to purchase additional common units) and indirect ownership of our 2% general partner interest and all of our incentive distribution rights, we believe that CONSOL Energy has a vested interest in our success. CONSOL Energy intends for us to manage and further develop the Pennsylvania mining complex, and we believe that it will be incentivized to promote and support

Our Relationship with CONSOL Energy

One of our principal strengths is our relationship with CONSOL Energy. CONSOL Energy is a Fortune 500 producer of coal and natural gas headquartered in Canonsburg, Pennsylvania. CONSOL Energy and its predecessors have been mining coal, primarily in the Appalachian Basin, since 1864. CONSOL Energy deploys an organic growth strategy focused on efficiently developing its resource base. CONSOL Energy's premium coal grades are sold to electricity generators, steel makers, coke producers and industrial consumers, both domestically and internationally. In addition, CONSOL Energy is one of the largest independent natural gas exploration, development and production companies with operations focused on the major shale formations of the Appalachian Basin, including the Marcellus Shale. CONSOL Energy is listed on the New York Stock Exchange ("NYSE") under the symbol "CNX" and had a market capitalization of approximately $6.4 billion as of March 31, 2015.

In connection with the completion of this offering (assuming the underwriters do not exercise their option to purchase additional common units), we will (i) issue 1,611,067 common units and 11,611,067 subordinated units to CONSOL Energy, representing an aggregate 55.8% limited partner interest in us, (ii) issue a 2% general partner interest in us and all of our incentive distribution rights to our general partner and (iii) use the net proceeds from this offering and net borrowings under our new revolving credit facility to make a distribution of approximately $373.5 million to CONSOL Energy. Based on an assumed initial public offering price of $20.00 per common unit (the mid-point of the price range set forth on the cover page of this prospectus), the aggregate value of the common units and subordinated units that will be issued to CONSOL Energy in connection with the completion of this offering is approximately $264.4 million. Please read "—The Offering," "Use of Proceeds," "Security Ownership of Certain Beneficial Owners and Management" and "Certain Relationships and Related Party Transactions—Distributions and Payments to Our General Partner and Its Affiliates."

In connection with the completion of this offering, CONSOL Energy will grant to us a right of first offer to acquire its retained 80% undivided interest in the Pennsylvania mining complex, as well as the Baltimore Marine Terminal, the Buchanan mine (subject to CONSOL Energy's right to contribute all or part of the Buchanan mine to an affiliate in connection with such affiliate's initial public offering) and Cardinal Gathering. As a result of our right of first offer, we believe that we possess significant growth potential that will be generated through accretive acquisitions of the assets covered by our right of first offer. However, CONSOL Energy is under no obligation to present us the opportunity to purchase additional assets from it (including the assets covered by our right of first offer, unless and until it otherwise intends to divest such assets), and we are under no obligation to purchase any assets from CONSOL Energy. Please read "—Our Initial Assets— Our Right of First Offer."

Given CONSOL Energy's significant ownership interests in us following this offering and its intent to utilize us to own, manage and further develop its active Pennsylvania thermal coal operations, we believe that CONSOL Energy will be incentivized to promote and support the successful execution of our business strategies and our ability to increase cash distributions per unit over time; however, we can provide no assurances that we will benefit from our relationship with CONSOL Energy. While our relationship with CONSOL Energy is a significant strength, it is also a source of potential risks and conflicts. Please read "Risk Factors—Risks Inherent in an Investment in Us" and "Conflicts of Interest and Duties."

Our Emerging Growth Company Status

As a company with less than $1.0 billion in revenue during its last fiscal year, we qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"). As an emerging growth company, we may, for up to five years, take advantage of specified exemptions from

and operational control over, the Pennsylvania mining complex through CONSOL Energy's contribution to us of CNX Operating, which is the sole member of CNX Thermal Holdings.

In addition, in connection with this offering, we will:

- issue 1,611,067 common units and 11,611,067 subordinated units to CONSOL Energy, representing a 55.8% limited partner interest in us, and issue a 2% general partner interest in us and all of our incentive distribution rights to our general partner;

- issue 10,000,000 common units to the public, representing a 42.2% limited partner interest in us, and will apply the net proceeds as described in "Use of Proceeds";

- enter into a new $400 million revolving credit facility and make an initial draw of $200.0 million, the net proceeds of which will be distributed to CONSOL Energy at the closing of this offering; and

- enter into an operating agreement, employee services agreement, contract agency agreement, terminal and throughput agreement, cooperation and safety agreement, water supply and services agreement, omnibus agreement and contribution agreement with CONSOL Energy as described in "Certain Relationships and Related Party Transactions—Agreements Governing the Transactions."

The number of common units to be issued to CONSOL Energy includes 1,500,000 common units that will be issued at the expiration of the underwriters' option to purchase additional common units, assuming that the underwriters do not exercise the option. Any exercise of the underwriters' option would reduce the common units shown as held by CONSOL Energy by the number to be purchased by the underwriters in connection with such exercise. If and to the extent the underwriters exercise their option, the number of common units purchased by the underwriters pursuant to any exercise will be sold to the public, and any remaining common units not purchased by the underwriters pursuant to any exercise of the option will be issued to CONSOL Energy at the expiration of the option period for no additional consideration. We will use any net proceeds from the exercise of the underwriters' option to make a cash distribution to CONSOL Energy.

Ownership and Organizational Structure

After giving effect to the transactions described above, assuming the underwriters' option to purchase additional common units from us is not exercised, our partnership interests will be held as follows:

Common units held by the public	42.2% (1)
Common units held by our sponsor	6.8% (1)
Subordinated units held by our sponsor	49.0% (1)
General partner interest held by our general partner	2.0% (1)
Incentive distribution rights held by our general partner	—% (2)
Total	100.0%

---

(1) If the underwriters exercise in full their option to purchase additional common units, the public common units will represent a 48.5% limited partner interest in us, and the common units and subordinated units held by our sponsor will represent 0.5% and 49.0% limited partner interests, respectively, in us.

(2) Incentive distribution rights represent a variable interest in distributions and thus are not expressed as a fixed percentage. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions— General Partner Interest and Incentive Distribution Rights." Distributions with respect to the incentive distribution rights will be classified as distributions with respect to equity interests. All of our incentive distribution rights will be issued to our general partner.

The following simplified diagram depicts our organizational structure after giving effect to the transactions described above.



Management of CNX Coal Resources LP

We are managed and operated by the board of directors and executive officers of CNX Coal Resources GP LLC, our general partner. CONSOL Energy is the sole owner of our general partner and has the right to appoint the entire board of directors of our general partner, including the independent directors appointed in accordance with the listing standards of the NYSE. Unlike shareholders in a publicly traded corporation, our unitholders will not be entitled to elect our general partner or the board of directors of our general partner. Many of the executive officers and directors of our general partner also currently serve as executive officers of CONSOL Energy. Please read "Management—Directors and Executive Officers of CNX Coal Resources GP LLC."

Neither we nor our subsidiaries will have any employees. The directors and executive officers of our general partner will manage our operations and activities. Under our employee services agreement, CONSOL Energy's employees will continue to mine and process coal from the Pennsylvania mining complex, subject to

The Offering

Common units offered to the public	10,000,000 common units.
	11,500,000 common units if the underwriters exercise in full their option to purchase additional common units from us.
Units outstanding after this offering	11,611,067 common units, representing a 49% limited partner interest in us, and 11,611,067 subordinated units, representing a 49% limited partner interest in us.
	In addition, we will issue a 2% general partner interest to our general partner.
	The number of common units outstanding after this offering includes 1,500,000 common units that are available to be issued to the underwriters pursuant to their option to purchase additional common units from us. The number of common units purchased by the underwriters pursuant to any exercise of the option will be sold to the public. If the underwriters do not exercise their option to purchase additional common units, in whole or in part, any remaining common units not purchased by the underwriters pursuant to the option will be issued to CONSOL Energy at the expiration of the option period for no additional consideration. Accordingly, any exercise of the underwriters' option, in whole or in part, will not affect the total number of common units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units.
Use of proceeds	We expect to receive net proceeds of approximately $183.5 million from the sale of 10,000,000 common units offered by this prospectus, based on an assumed initial public offering price of $20.00 per common unit (the mid-point of the price range set forth on the cover page of this prospectus), after deducting the underwriting discount, structuring fees and estimated offering expenses. Our estimate assumes the underwriters' option to purchase additional common units is not exercised. We intend to distribute all of the net proceeds from this offering to CONSOL Energy. Please read "Use of Proceeds."
	If the underwriters exercise in full their option to purchase additional common units, we expect to receive net proceeds of approximately $211.7 million, after deducting the underwriting discount, structuring fees and estimated offering expenses. We will use any net proceeds from the exercise of the underwriters' option to make a cash distribution to CONSOL Energy.
Cash distributions	We intend to make a minimum quarterly distribution of $0.5125 per unit to the extent we have sufficient cash at the end of each quarter after establishment of cash reserves and payment of fees and expenses, including payments to our general partner. We refer to this cash as "available cash." Our ability to pay the minimum quarterly

distribution is subject to various restrictions and other factors described in more detail under the caption "Cash Distribution Policy and Restrictions on Distributions."

We do not expect to make distributions for the period that began on April 1, 2015 and ends on the day prior to the closing of this offering. We will adjust the amount of our first distribution for the period from the closing of this offering through September 30, 2015 based on the number of days in that period.

In general, we will pay any cash distributions we make each quarter in the following manner:

- *first*, 98% to the holders of common units and 2% to our general partner, until each common unit has received a minimum quarterly distribution of $0.5125 plus any arrearages from prior quarters;

- *second*, 98% to the holders of subordinated units and 2% to our general partner, until each subordinated unit has received a minimum quarterly distribution of $0.5125; and

- *third*, 98% to all unitholders, pro rata, and 2% to our general partner, until each unit has received a distribution of $0.58938.

If cash distributions to our unitholders exceed $0.58938 per unit in any quarter, our general partner will receive, in addition to distributions on its 2% general partner interest, increasing percentages, up to 48%, of the cash we distribute in excess of that amount. We refer to these distributions as "incentive distributions." Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—General Partner Interest and Incentive Distribution Rights."

Incentive distribution rights represent the right to receive an increasing percentage (13%, 23% and 48%) of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest.

If for any quarter:

- we have distributed available cash from operating surplus to the common unitholders and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

- we have distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, we will distribute any additional available cash from operating surplus for that quarter among the unitholders and our general partner in the following manner:

- *first*, 98% to all unitholders, pro rata, and 2% to our general partner, until each unitholder receives a total of $0.58938 per unit for that quarter;

- *second*, 85% to all unitholders, pro rata, and 15% to our general partner, until each unitholder receives a total of $0.64063 per unit for that quarter;

- *third*, 75% to all unitholders, pro rata, and 25% to our general partner, until each unitholder receives a total of $0.76875 per unit for that quarter; and

- *thereafter*, 50% to all unitholders, pro rata, and 50% to our general partner.

Our general partner, as the initial holder of our incentive distribution rights, has the right under our partnership agreement, subject to certain conditions, to elect to relinquish the right to receive incentive distribution payments based on the initial target distribution levels and to reset, at higher levels, the minimum quarterly distribution amount and target distribution levels upon which the incentive distribution payments to our general partner would be set. Our general partner's right to reset the minimum quarterly distribution amount and the target distribution levels upon which the incentive distributions payable to our general partner are based may be exercised, without approval of our unitholders or the conflicts committee, at any time when there are no subordinated units outstanding, we have made cash distributions to the holders of the incentive distribution rights at the highest level of incentive distributions for each of the four consecutive fiscal quarters immediately preceding such time and the amount of each such distribution did not exceed adjusted operating surplus for such quarter. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would otherwise not be sufficiently accretive to distributable cash flow per common unit, taking into account the existing levels of incentive distribution payments being made to our general partner. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—General Partner's Right to Reset Incentive Distribution Levels."

If we do not have sufficient available cash at the end of each quarter, we may, but are under no obligation to, borrow funds to pay the minimum quarterly distribution to our unitholders.

Pro forma distributable cash flow that was generated during the year ended December 31, 2014 and the twelve months ended March 31, 2015 was approximately $91.6 million and $82.2 million, respectively. The amount of distributable cash flow we must generate to support the payment of the minimum quarterly distribution for four

quarters on our common units and subordinated units to be outstanding immediately after this offering and the corresponding distributions on our general partner's 2% general partner interest is approximately $48.6 million (or an average of approximately $12.1 million per quarter). As a result, for the year ended December 31, 2014 and the twelve months ended March 31, 2015, on a pro forma basis, we would have generated sufficient distributable cash flow to support the payment of the aggregate annualized minimum quarterly distribution on all of our common units and subordinated units and the corresponding distributions on our general partner's 2% general partner interest for each of those periods. Please read "Cash Distribution Policy and Restrictions on Distributions—Unaudited Pro Forma Adjusted EBITDA and Distributable Cash Flow for the Year Ended December 31, 2014 and the Twelve Months Ended March 31, 2015."

We believe, based on our financial forecast and related assumptions included in "Cash Distribution Policy and Restrictions on Distributions—Estimated Adjusted EBITDA and Distributable Cash Flow for the Twelve Months Ending June 30, 2016," that we will generate sufficient distributable cash flow to support the payment of the aggregate minimum quarterly distributions of $48.6 million on all of our common units and subordinated units and the corresponding distributions on our general partner's 2% general partner interest for the twelve months ending June 30, 2016. However, we do not have a legal obligation to pay distributions at our minimum quarterly distribution rate or at any other rate except as provided in our partnership agreement, and there is no guarantee that we will make quarterly cash distributions to our unitholders. Please read "Cash Distribution Policy and Restrictions on Distributions."

Subordinated units . . . .   Following the completion of this offering, CONSOL Energy will own all of our subordinated units. The principal difference between our common units and subordinated units is that for any quarter during the subordination period, the subordinated units will not be entitled to receive any distribution until the common units have received the minimum quarterly distribution for such quarter plus any arrearages in the payment of the minimum quarterly distribution from prior quarters during the subordination period. Subordinated units will not accrue arrearages.

Conversion of subordinated units . . . . . .   The subordination period will end on the first business day after the date that we have earned and paid distributions of at least (i) $2.05 (the annualized minimum quarterly distribution) on each of the outstanding common units and subordinated units and the corresponding distributions on our general partner's 2% general partner interest for each of three consecutive, non-overlapping four quarter periods ending on or after June 30, 2018 or (ii) $3.08 (150% of the annualized minimum quarterly distribution) on each of the outstanding common units and subordinated units and the corresponding distributions on our general partner's 2% general

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partner interest and the related distributions on the incentive distribution rights for any four-quarter period ending on or after June 30, 2016, in each case provided there are no arrearages in payment of the minimum quarterly distributions on our common units at that time.

When the subordination period ends, each outstanding subordinated unit will convert into one common unit, and common units will no longer be entitled to arrearages. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordinated Units and Subordination Period."

Issuance of additional partnership interests . . . .

Our partnership agreement authorizes us to issue an unlimited number of additional partnership interests and options, rights, warrants and appreciation rights relating to the partnership interests for any partnership purpose at any time and from time to time to such persons for such consideration and on such terms and conditions as our general partner shall determine in its sole discretion, all without the approval of any partners. Our unitholders will not have preemptive or participation rights to purchase their pro rata share of any additional units issued. Please read "Units Eligible for Future Sale" and "Our Partnership Agreement—Issuance of Additional Partnership Interests."

Limited voting rights . . . .

Our general partner will manage and operate us. Unlike the holders of common stock in a corporation, our unitholders will have only limited voting rights on matters affecting our business. Our unitholders will have no right to elect our general partner or its directors on an annual or other continuing basis. Our general partner may not be removed unless such removal is both (i) for cause and (ii) approved by a vote of the holders of at least 66⅔% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class. Following the completion of this offering, CONSOL Energy will own 56.9% of our total outstanding common units and subordinated units on an aggregate basis (or 50.5% of our total outstanding common units and subordinated units on an aggregate basis if the underwriters exercise in full their option to purchase additional common units). As a result, our public unitholders will have limited ability to remove our general partner. Please read "Our Partnership Agreement—Voting Rights."

Limited call right . . . .

If at any time our general partner and its affiliates own more than 80% of the outstanding common units, our general partner has the right, but not the obligation, to purchase all of the remaining common units at a price equal to the greater of (i) the average of the daily closing price of our common units over the 20 trading days preceding the date that is three business days before notice of exercise of the call right is first mailed and (ii) the highest per-unit price paid by our general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. Following the completion of this offering and assuming the underwriters' option

to purchase additional common units from us is not exercised, our general partner and its affiliates will own approximately 13.9% of our common units (excluding any common units purchased by the directors, director nominees and executive officers of our general partner, directors of CONSOL Energy and certain other individuals as selected by CONSOL Energy under our directed unit program). At the end of the subordination period (which could occur as early as within the quarter ending June 30, 2016), assuming no additional issuances of common units by us (other than upon the conversion of the subordinated units) and the underwriters' option to purchase additional common units from us is not exercised, our general partner and its affiliates will own 56.9% of our outstanding common units (excluding any common units purchased by the directors, director nominees and executive officers of our general partner, directors of CONSOL Energy and certain other individuals as selected by CONSOL Energy under our directed unit program) and therefore would not be able to exercise the call right at that time. Please read "Our Partnership Agreement—Limited Call Right."

Estimated ratio of taxable income to distributions . . . . We estimate that if you own the common units you purchase in this offering through the record date for distributions for the period ending December 31, 2018, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be 30% or less of the cash distributed to you with respect to that period. For example, if you receive an annual distribution of $2.05 per unit, we estimate that your average allocable federal taxable income per year will be no more than approximately $0.62 per unit. Thereafter, the ratio of allocable taxable income to cash distributions to you could substantially increase. Please read "Material Federal Income Tax Consequences—Tax Consequences of Unit Ownership—Ratio of Taxable Income to Distributions."

Material federal income tax consequences . . . . For a discussion of the material federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States, please read "Material Federal Income Tax Consequences."

Directed unit program . . . . At our request, the underwriters have reserved for sale, at the initial public offering price, up to 7.5% of the common units being offered by this prospectus for sale to the directors, director nominees and executive officers of our general partner, directors of CONSOL Energy and certain other individuals as selected by CONSOL Energy. We do not know if these persons will choose to purchase all or any portion of these reserved common units, but any purchases they do make will reduce the number of common units available to the general public. Please read "Underwriting—Directed Unit Program."

Exchange listing . . . . Our common units have been approved for listing on the NYSE under the symbol "CNXC."

Summary Historical and Pro Forma Financial and Operating Data

The following table presents summary historical financial data of our Predecessor and summary unaudited pro forma financial data of CNX Coal Resources LP for the periods and as of the dates indicated. The following summary historical financial data of our Predecessor reflects a 20% undivided interest in CPCC and Conrhein's combined assets, liabilities, revenues and expenses. Prior to the effective date of the registration statement of which this prospectus forms a part, each of CPCC and Conrhein contributed to CNX Thermal Holdings all of its respective right, title and interest in and to a 20% undivided interest in the assets, liabilities, revenues and expenses comprising the Pennsylvania mining complex. In connection with the closing of this offering, CONSOL Energy will contribute to us all of the limited liability company interests in CNX Operating, which is the sole member of CNX Thermal Holdings. Please read "Prospectus Summary—The Transactions."

The summary historical financial data of our Predecessor as of and for the years ended December 31, 2014 and 2013 are derived from the audited financial statements of our Predecessor appearing elsewhere in this prospectus. The summary historical interim financial data of our Predecessor as of March 31, 2015 and for the three months ended March 31, 2015 and 2014 are derived from the unaudited financial statements of our Predecessor appearing elsewhere in this prospectus. The following table should be read together with, and is qualified in its entirety by reference to, the historical, unaudited interim and unaudited pro forma combined financial statements and the accompanying notes included elsewhere in this prospectus. The table should also be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

The summary unaudited pro forma financial data presented in the following table for the year ended December 31, 2014 and the three months ended March 31, 2015 are derived from the unaudited pro forma combined financial statements included elsewhere in this prospectus. The unaudited pro forma combined balance sheet assumes the offering and the related transactions occurred as of March 31, 2015, and the unaudited pro forma combined statements of operations for the year ended December 31, 2014 and the three months ended March 31, 2015, assume the offering and the related transactions occurred as of January 1, 2014. These transactions include, and the unaudited pro forma combined financial statements give effect to, the following:

- CONSOL Energy's contribution to us of all of the limited liability company interests in CNX Operating, the sole member of CNX Thermal Holdings, which owns a 20% undivided interest in the assets, liabilities, revenues and expenses comprising the Pennsylvania mining complex;

- our entry into a new $400 million revolving credit facility and initial draw of $200 million, the net proceeds of which will be distributed to CONSOL Energy at the closing of this offering;

- our entry into an operating agreement, employee services agreement, contract agency agreement, terminal and throughput agreement, cooperation and safety agreement, water supply and services agreement, omnibus agreement and contribution agreement with CONSOL Energy as described in "Certain Relationships and Related Party Transactions—Agreements Governing the Transactions;"

- the consummation of this offering and our issuance of (i) 10,000,000 common units to the public, (ii) a 2% general partner interest and the incentive distribution rights to our general partner and (iii) 1,611,067 common units and 11,611,067 subordinated units to CONSOL Energy; and

- the application of the net proceeds of this offering as described in "Use of Proceeds."

The unaudited pro forma combined statements of operations do not give effect to an estimated $2.4 million in incremental general and administrative expenses that we expect to incur annually as a result of being a publicly traded partnership.

	CNX Coal Resources LP Predecessor Historical				CNX Coal Resources LP Pro Forma	
	Year Ended December 31,		Three Months Ended March 31,		Year Ended December 31,	Three Months Ended March 31,
	2014	2013	2015	2014	2014	2015
	(in thousands, except per ton and per unit data)					
Statement of Operations Data:						
Coal revenue	$323,398	$271,467	$ 76,887	$ 82,416	$323,398	$ 76,887
Freight revenue	3,353	3,556	474	1,486	3,353	474
Other income	7,580	1,336	216	300	7,371	152
Gain (loss) on sale of assets	148	(124)	15	108	153	15
Total revenue and other income	334,479	276,235	77,592	84,310	334,275	77,528
Operating and other costs	172,863	152,054	42,275	38,217	168,103	43,133
Royalties and production taxes	14,169	11,046	2,831	3,642	14,169	2,831
Selling and direct administrative expenses	6,444	5,687	1,293	1,642	4,710	1,178
Depreciation, depletion and amortization	33,949	25,306	8,970	7,032	33,786	8,929
Freight expense	3,353	3,556	474	1,486	3,353	474
General and administrative expenses—related party (1)	5,198	4,521	1,047	1,251	5,264	1,316
Other corporate expenses	7,658	7,680	972	2,676	7,658	972
Interest expense	6,946	2,093	2,381	471	7,961	1,991
Total costs	250,580	211,943	60,243	56,417	245,004	60,824
Net income	$ 83,899	$ 64,292	$17,349	$ 27,893	$ 89,271	$ 16,704
Pro forma general partner interest in net income					$ 1,785	$ 334
Pro forma net income per limited partner unit (basic and diluted):						
Common units					$ 3.77	$ 0.70
Subordinated units					$ 3.77	$ 0.70
Balance Sheet Data (at period end):						
Property, plant and equipment, net	$398,886	$374,284	$ 397,665			$ 377,492
Total assets	418,811	392,760	420,070			414,051
Total invested equity / partners' capital	170,626	119,817	170,776			166,176
Cash Flow Statement Data:						
Net cash provided by operating activities	$114,109	$ 94,416	$ 27,444	$ 36,800		
Net cash used in investing activities	(52,824)	(67,628)	(6,491)	(19,648)		
Net cash used in financing activities	(61,285)	(26,789)	(20,952)	(17,152)		
Coal Reserves, Production and Sales Data:						
Recoverable reserves (at period end)	157,127	125,066			157,127	
Coal tons produced	5,213	4,287	1,302	1,286	5,213	1,302
Coal tons sold	5,227	4,246	1,307	1,275	5,227	1,307
Average sales price per ton	$ 61.88	$ 63.93	$ 58.82	$ 64.66	$ 61.88	$ 58.82
Average costs per ton sold	$ 42.74	$ 44.53	$ 42.73	$ 40.29	$ 41.60	$ 42.64
Average cash margin per ton (2)	$ 25.27	$ 24.98	$ 22.58	$ 29.45	$ 26.41	$ 22.67
Other Data:						
Capital expenditures	$ 68,061	$ 82,182	$ 6,510	$ 34,839		
Adjusted EBITDA (3)	$125,150	$ 96,435	$ 29,155	$ 36,653	$131,374	$ 28,079

(1) General and administrative expenses—related party for the pro forma year ended December 31, 2014 and the three months ended March 31, 2015 do not give effect to annual incremental general and administrative expenses of approximately $2,418 that we expect to incur as a result of being a publicly traded partnership.

(2) Average cash margin per ton is an operating ratio derived from non-GAAP measures. For our calculation of average cash margin per ton, please read "Selected Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measures."

(3) For our definition of the non-GAAP financial measure of adjusted EBITDA and a reconciliation of adjusted EBITDA to our most directly comparable financial measure calculated and presented in accordance with GAAP, please read "Selected Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measures."

RISK FACTORS

Limited partner interests are inherently different from the capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business. You should carefully consider the following risk factors together with all of the other information included in this prospectus, including the matters addressed under "Forward-Looking Statements," in evaluating an investment in our common units.

If any of the following risks were to occur, our business, financial condition, results of operations, cash flows and ability to make cash distributions could be materially adversely affected. In that case, we may not be able to pay the minimum quarterly distribution on our common units, the trading price of our common units could decline and you could lose all or part of your investment.

Risks Related to Our Business

We may not generate sufficient distributable cash flow to support the payment of the minimum quarterly distribution to our unitholders.

In order to support the payment of the minimum quarterly distribution of $0.5125 per unit per quarter, or $2.05 per unit on an annualized basis, we must generate distributable cash flow of approximately $12.1 million per quarter, or approximately $48.6 million per year, based on the number of common units and subordinated units and the general partner interest to be outstanding immediately following the completion of this offering. We may not generate sufficient distributable cash flow to support the payment of the minimum quarterly distribution to our unitholders.

The amount of cash we can distribute on our units principally depends upon the amount of cash we generate from our operations, which will fluctuate from quarter to quarter based on, among other things:

- the amount of coal we are able to produce from our mines and the efficiency of our mining, preparation and transportation of coal, which could be adversely affected by, among other things, operating difficulties, unfavorable geologic conditions, inclement or hazardous weather conditions and natural disasters or other force majeure events;

- the levels of our operating expenses, general and administrative expenses and capital expenditures;

- the fees and expenses of our general partner and its affiliates (including our sponsor) that we are required to reimburse;

- the amount of cash reserves established by our general partner;

- restrictions on distributions contained in our debt agreements;

- our ability to borrow under our debt agreements and/or to access the capital markets to fund our capital expenditures and operating expenditures and to pay distributions;

- our debt service requirements and other liabilities;

- the loss of, or significant reduction in, purchases by our largest customers;

- the level and timing of our capital expenditures;

Our mines are subject to stringent federal and state safety regulations that increase our cost of doing business at active operations and may place restrictions on our methods of operation. In addition, government inspectors under certain circumstances, have the ability to order our operations to be shutdown based on safety considerations.

The Coal Mine Safety and Health Act and Mine Improvement and New Emergency Response Act impose stringent health and safety standards on mining operations. Regulations that have been adopted under the Act are comprehensive and affect numerous aspects of mining operations, including training of mine personnel, mining procedures, the equipment used in emergency procedures, and other matters. Pennsylvania has a similar program for mine safety and health regulation and enforcement. The various requirements mandated by law or regulation can place restrictions on our methods of operations, and potentially lead to fees and civil penalties for the violation of such requirements, creating a significant effect on operating costs and productivity. In addition, government inspectors under certain circumstances, have the ability to order our operation to be shutdown based on safety considerations. If an incident were to occur at one of our mines, it could be shut down for an extended period of time and our reputation with our customers could be materially damaged.

We have reclamation and mine closing obligations. If the assumptions underlying our accruals are inaccurate, we could be required to expend greater amounts than anticipated.

The Surface Mining Control and Reclamation Act establishes operational, reclamation and closure standards for our mining operations. We accrue for the costs of current mine disturbance and of final mine closure, including the cost of treating mine water discharge where necessary. The amounts recorded are dependent upon a number of variables, including the estimated future closure costs, estimated proven reserves, assumptions involving profit margins, inflation rates, and the assumed credit-adjusted risk-free interest rates. If these accruals are insufficient or our liability in a particular year is greater than currently anticipated, our future operating results could be adversely affected. We are also required to post bonds for the cost of coal mine reclamation, which is being expanded in Pennsylvania to cover all coal mine bonding, further increasing the amount of surety bonds we must seek in order to permit our mining activities.

Risks Inherent in an Investment in Us

Our general partner and its affiliates, including our sponsor, have conflicts of interest with us and limited fiduciary duties to us and our unitholders, and they may favor their own interests to our detriment and that of our unitholders. Additionally, we have no control over the business decisions and operations of our sponsor, and our sponsor is under no obligation to adopt a business strategy that favors us.

Following the completion of this offering, our sponsor will own and control our general partner and will appoint all of the directors of our general partner. In addition, our sponsor will directly own an aggregate 55.8% limited partner interest in us (or an aggregate 49.5% limited partner interest in us if the underwriters exercise in full their option to purchase additional common units), as well as, through its ownership of our general partner, all of our incentive distribution rights. Our sponsor will also continue to own an 80% undivided interest in the Pennsylvania mining complex following the completion of this offering. Although our general partner has a duty to manage us in a manner that is in the best interests of our partnership and our unitholders, the directors and officers of our general partner also have a duty to manage our general partner in a manner that is in the best interests of our sponsor. Conflicts of interest may arise between our sponsor and its affiliates, including our general partner, on the one hand, and us and our unitholders, on the other hand. In resolving these conflicts of interests, our general partner may favor its own interests and the interests of its affiliates, including our sponsor, over the interests of our common unitholders. These conflicts include, among others, the following situations:

- neither our partnership agreement nor any other agreement requires our sponsor to pursue a business strategy that favors us or utilizes our assets, which could involve decisions by our sponsor to pursue and grow particular markets or undertake acquisition opportunities for itself. Our sponsor's directors and officers have a fiduciary duty to make these decisions in the best interests of our sponsor;

- our general partner is allowed to take into account the interests of parties other than us, such as our sponsor, in resolving conflicts of interest;

- our sponsor may be constrained by the terms of its debt instruments from taking actions, or refraining from taking actions, that may be in our best interests;

- our partnership agreement replaces the fiduciary duties that would otherwise be owed by our general partner with contractual standards governing its duties, limiting our general partner's liabilities and restricting the remedies available to our unitholders for actions that, without such limitations, might constitute breaches of fiduciary duty under Delaware law;

- except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval;

- our general partner will determine the amount and timing of, among other things, cash expenditures, borrowings and repayments of indebtedness, the issuance of additional partnership interests, the creation, increase or reduction in cash reserves in any quarter and asset purchases and sales, each of which can affect the amount of cash that is available for distribution to unitholders;

- our general partner will determine the amount and timing of any capital expenditures and whether a capital expenditure is classified as a maintenance capital expenditure, which reduces operating surplus, or an expansion capital expenditure, which does not reduce operating surplus. This determination can affect the amount of available cash from operating surplus that is distributed to our unitholders and to our general partner, the amount of adjusted operating surplus generated in any given period and the ability of the subordinated units to convert into common units;

- our general partner will determine which costs and expenses incurred by it are reimbursable by us;

- our general partner may cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make a distribution on the subordinated units, to make incentive distributions or to accelerate the expiration of the subordination period;

- our partnership agreement permits us to distribute up to $50.0 million as operating surplus, even if it is generated from asset sales, non-working capital borrowings or other sources that would otherwise constitute capital surplus. This cash may be used to fund distributions on our subordinated units or to our general partner in respect of the general partner interest or the incentive distribution rights;

- our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us or entering into additional contractual arrangements with any of these entities on our behalf;

- our general partner intends to limit its liability regarding our contractual and other obligations;

- our general partner may exercise its right to call and purchase all of the common units not owned by it and its affiliates at a price not less than the then-current market price if it and its affiliates own more than 80% of our common units;

- our general partner controls the enforcement of obligations owed to us by our general partner and its affiliates, including obligations under our operating agreement and employee services agreement;

42

common unitholders, except in a limited number of circumstances when our general partner can amend our partnership agreement without any unitholder approval. For a description of these limited circumstances, please read "Our Partnership Agreement—Amendment of Our Partnership Agreement—No Unitholder Approval." However, after the subordination period has ended, our partnership agreement may be amended with the consent of our general partner and the approval of a majority of the outstanding common units, including common units owned by our general partner and its affiliates. At the completion of this offering, our sponsor will own an aggregate of approximately 13.9% of our outstanding common units (assuming the underwriters do not exercise their option to purchase additional common units) and all of our subordinated units.

Our partnership agreement replaces our general partner's fiduciary duties to holders of our common units with contractual standards governing its duties.

Delaware law provides that a Delaware limited partnership may, in its partnership agreement, expand, restrict or eliminate the fiduciary duties otherwise owed by the general partner to limited partners and the partnership, provided that the partnership agreement may not eliminate the implied contractual covenant of good faith and fair dealing. This implied covenant is a judicial doctrine utilized by Delaware courts in connection with interpreting ambiguities in partnership agreements and other contracts, and does not form the basis of any separate or independent fiduciary duty in addition to the express contractual duties set forth in our partnership agreement. Under the implied contractual covenant of good faith and fair dealing, a court will enforce the reasonable expectations of the partners where the language in the partnership agreement does not provide for a clear course of action.

As permitted by Delaware law, our partnership agreement contains provisions that eliminate the fiduciary standards to which our general partner would otherwise be held by state fiduciary duty law and replaces those duties with several different contractual standards. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner, free of any duties to us and our unitholders. This provision entitles our general partner to consider only the interests and factors that it desires and relieves it of any duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or our limited partners. Examples of decisions that our general partner may make in its individual capacity include:

- how to allocate business opportunities among us and affiliates of our general partner;

- whether to exercise its limited call right;

- how to exercise its voting rights with respect to any units it owns;

- whether to exercise its registration rights;

- whether to sell or otherwise dispose of units or other partnership interests that it owns;

- whether to elect to reset target distribution levels;

- whether to consent to any merger, consolidation or conversion of the partnership or amendment to our partnership agreement; and

- whether to refer or not to refer any potential conflict of interest to the conflicts committee for special approval or to seek or not to seek unitholder approval.

By purchasing a common unit, a unitholder is treated as having consented to the provisions in our partnership agreement, including the provisions discussed above. Please read "Conflicts of Interest and Duties—Duties of Our General Partner."

Cost and expense reimbursements, which will be determined by our general partner in its sole discretion, and fees due to our general partner and its affiliates for services provided will be substantial and will reduce our distributable cash flow.

Under our partnership agreement, we are required to reimburse our general partner and its affiliates for all direct and indirect expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner and its affiliates in connection with managing and operating our business and affairs (including expenses allocated to our general partner by its affiliates). Except to the extent specified under our omnibus agreement and the other agreements described under "Certain Relationships and Related Party Transactions—Agreements Governing the Transactions," our general partner determines the amount of these expenses. Under the terms of the omnibus agreement we will be required to reimburse our sponsor for the provision of certain administrative support services to us. Under our employee services agreement, we will be required to reimburse our sponsor for all direct third-party and allocated costs and expenses actually incurred by our sponsor in providing operational services. Our general partner and its affiliates also may provide us other services for which we will be charged fees as determined by our general partner. The costs and expenses for which we will reimburse our general partner and its affiliates may include reimbursements for salary, bonus, incentive compensation and other amounts paid to affiliates of our general partner for the costs incurred in providing services for us or on our behalf and expenses allocated to our general partner by its affiliates. The costs and expenses for which we are required to reimburse our general partner and its affiliates are not subject to any caps or other limits under our partnership agreement. We estimate that the total amount of such reimbursed expenses will be approximately $51.8 million for the twelve months ending June 30, 2016. Please read "Cash Distribution Policy and Restrictions on Distributions—Estimated Adjusted EBITDA and Distributable Cash Flow for the Twelve Months Ending June 30, 2016." Payments to our general partner and its affiliates will be substantial and will reduce the amount of cash we have available to distribute to unitholders.

Unitholders have very limited voting rights and, even if they are dissatisfied, they will have limited ability to remove our general partner.

Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management's decisions regarding our business. For example, unlike holders of stock in a public corporation, unitholders will not have "say-on-pay" advisory voting rights. Unitholders did not elect our general partner or the board of directors of our general partner and will have no right to elect our general partner or the board of directors of our general partner on an annual or other continuing basis. Through its direct ownership of our general partner, our sponsor has the right to appoint the entire board of directors of our general partner, including our independent directors. Furthermore, if the unitholders are dissatisfied with the performance of our general partner, they will have little ability to remove our general partner. As a result of these limitations, the price at which our common units will trade could be diminished because of the absence or reduction of a takeover premium in the trading price.

Our general partner may not be removed unless such removal is both (i) for cause and (ii) approved by a vote of the holders of at least 66⅔% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class. "Cause" is narrowly defined under our partnership agreement to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding our general partner liable to us or any limited partner for intentional fraud or willful misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor management of the business. Following the completion of this offering, our sponsor will own 56.9% of our total outstanding common units and subordinated units on an aggregate basis (or 50.5% of our total outstanding common units and subordinated units on an aggregate basis if the underwriters exercise in full their option to purchase additional common units). This will give our sponsor the ability to prevent the removal of our general partner.

- the relative voting strength of each previously outstanding unit may be diminished; and

- the market price of our common units may decline.

The issuance by us of additional general partner interests may have the following effects, among others, if such general partner interests are issued to a person who is not an affiliate of our sponsor:

- management of our business may no longer reside solely with our current general partner; and

- affiliates of the newly admitted general partner may compete with us, and neither that general partner nor such affiliates will have any obligation to present business opportunities to us except with respect to rights of first offer contained in our omnibus agreement.

Our sponsor may sell units in the public or private markets, and such sales could have an adverse impact on the trading price of the common units.

After the completion of this offering, assuming that the underwriters do not exercise their option to purchase additional common units, our sponsor will hold 1,611,067 common units and 11,611,067 subordinated units. All of the subordinated units will convert into common units at the end of the subordination period. Additionally, we have agreed to provide our sponsor with certain registration rights under applicable securities laws. Please read "Units Eligible for Future Sale." The sale of these units in the public or private markets could have an adverse impact on the price of the common units or on any trading market that may develop.

Our general partner's discretion in establishing cash reserves may reduce the amount of cash we have available to distribute to unitholders.

Our partnership agreement requires our general partner to deduct from operating surplus the cash reserves that it determines are necessary to fund our future operating expenditures. In addition, the partnership agreement permits the general partner to reduce available cash by establishing cash reserves for the proper conduct of our business, to comply with applicable law or agreements to which we are a party, or to provide funds for future distributions to partners. These cash reserves will affect the amount of cash we have available to distribute to unitholders.

Affiliates of our general partner, including, but not limited to, our sponsor, may compete with us, and neither our general partner nor its affiliates have any obligation to present business opportunities to us except with respect to rights of first offer contained in our omnibus agreement.

Neither our partnership agreement nor our omnibus agreement will prohibit our sponsor or any other affiliates of our general partner from owning assets or engaging in businesses that compete directly or indirectly with us. Under the terms of our partnership agreement, the doctrine of corporate opportunity, or any analogous doctrine, will not apply to our general partner or any of its affiliates, including our sponsor. Any such person or entity that becomes aware of a potential transaction, agreement, arrangement or other matter that may be an opportunity for us will not have any duty to communicate or offer such opportunity to us. Any such person or entity will not be liable to us or to any limited partner for breach of any fiduciary duty or other duty by reason of the fact that such person or entity pursues or acquires such opportunity for itself, directs such opportunity to another person or entity or does not communicate such opportunity or information to us. Consequently, our sponsor and other affiliates of our general partner may acquire, construct or dispose of additional coal assets in the future without any obligation to offer us the opportunity to purchase any of those assets. Moreover, except for the obligations set forth in the omnibus agreement, neither our sponsor nor any of its affiliates have a contractual obligation to present us the opportunity to purchase additional assets from it, and we are unable to predict whether or when such an opportunity may be presented to us. As a result, competition from our sponsor and other affiliates of our general partner could materially and adversely impact our results of operations and distributable cash flow.

Our general partner has a limited call right that may require you to sell your common units at an undesirable time or price.

If at any time our general partner and its affiliates own more than 80% of our then-outstanding common units, our general partner will have the right, but not the obligation, which it may assign to any of its affiliates or to us, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price not less than their then-current market price. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your units. Following the completion of this offering and assuming the underwriters' option to purchase additional common units from us is not exercised, our general partner and its affiliates will own approximately 13.9% of our common units (excluding any common units purchased by the directors, director nominees and executive officers of our general partner, directors of our sponsor and certain other individuals as selected by our sponsor under our directed unit program). At the end of the subordination period (which could occur as early as within the quarter ending June 30, 2016), assuming no additional issuances of common units by us (other than upon the conversion of the subordinated units) and the underwriters' option to purchase additional common units from us is not exercised, our general partner and its affiliates will own approximately 56.9% of our outstanding common units (excluding any common units purchased by the directors, director nominee and executive officers of our general partner, directors of our sponsor and certain other individuals as selected by our sponsor under our directed unit program) and therefore would not be able to exercise the call right at that time. Please read "Our Partnership Agreement—Limited Call Right."

Unitholders may have to repay distributions that were wrongfully distributed to them.

Under certain circumstances, unitholders may have to repay amounts wrongfully distributed to them. Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act (the "Delaware Act"), we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets. Delaware law provides that for a period of three years from the date of the impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited partnership for the distribution amount. Transferees of common units are liable for the obligations of the transferor to make contributions to the partnership that are known to the transferee at the time of the transfer and for unknown obligations if the liabilities could be determined from our partnership agreement. Liabilities to partners on account of their partnership interest and liabilities that are non-recourse to the partnership are not counted for purposes of determining whether a distribution is permitted.

There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and you could lose all or part of your investment.

Prior to this offering, there has been no public market for our common units. After this offering, there will be only 10,000,000 publicly traded common units, assuming the underwriters' option to purchase additional common units from us is not exercised. In addition, following the completion of this offering, our sponsor will own 1,611,067 common units and 11,611,067 subordinated units, representing an aggregate 55.8% limited partner interest in us (or 111,067 common units and 11,611,067 subordinated units, representing an aggregate 49.5% limited partner interest in us, if the underwriters exercise in full their option to purchase additional common units). We do not know the extent to which investor interest will lead to the development of an active trading market or how liquid that market might be. You may not be able to resell your common units at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common units and limit the number of investors who are able to buy the common units.

The initial public offering price for the common units offered hereby will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of the market price of the common units that will prevail in the trading market. The market price of our common units may decline below the initial public offering price.

Our general partner, or any transferee holding incentive distribution rights, may elect to cause us to issue common units and general partner interests to it in connection with a resetting of the target distribution levels related to its incentive distribution rights, without the approval of our conflicts committee or our common unitholders. The exercise of this election could result in lower distributions to our common unitholders in certain situations.

Our general partner has the right, at any time when there are no subordinated units outstanding and it has received distributions on its incentive distribution rights at the highest level to which it is entitled (48%, in addition to distributions paid on its 2% general partner interest) for each of the prior four consecutive fiscal quarters and the amount of such distribution did not exceed the adjusted operating surplus for such quarter, to reset the initial target distribution levels at higher levels based on our distributions at the time of the exercise of the reset election. Following a reset election, the minimum quarterly distribution will be adjusted to equal the reset minimum quarterly distribution, and the target distribution levels will be reset to correspondingly higher levels based on percentage increases above the reset minimum quarterly distribution.

If our general partner elects to reset the target distribution levels, it will be entitled to receive a number of common units and a general partner interest. The number of common units to be issued to our general partner will be equal to that number of common units that would have entitled their holder to an average aggregate quarterly cash distribution in the prior two quarters equal to the average of the distributions to our general partner on the incentive distribution rights in such two quarters. Our general partner will also be issued an additional general partner interest necessary to maintain our general partner's interest in us at the level that existed immediately prior to the reset election. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per common unit without such conversion. It is possible, however, that our general partner could exercise this reset election at a time when it is experiencing, or expects to experience, declines in the cash distributions it receives related to its incentive distribution rights and may, therefore, desire to be issued common units rather than retain the right to receive distributions based on the initial target distribution levels. This risk could be elevated if our incentive distribution rights have been transferred to a third party. As a result, a reset election may cause our common unitholders to experience a reduction in the amount of cash distributions that they would have otherwise received had we not issued new common units and general partner interests in connection with resetting the target distribution levels. Additionally, our general partner has the right to transfer all or any portion of our incentive distribution rights at any time, and such transferee shall have the same rights as the general partner relative to resetting target distributions if our general partner concurs that the tests for resetting target distributions have been fulfilled. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—General Partner's Right to Reset Incentive Distribution Levels."

You will experience immediate and substantial dilution in net tangible book value of $12.99 per common unit.

The assumed initial public offering price of $20.00 per common unit (the midpoint of the price range set forth on the cover page of this prospectus) exceeds our pro forma net tangible book value of $7.01 per unit. Based on the assumed initial public offering price of $20.00 per common unit, you will incur immediate and substantial dilution in pro forma net tangible book value of $12.99 per common unit. This dilution results primarily because the assets contributed by our predecessor are recorded in accordance with GAAP at their historical cost, and not their fair value. Please read "Dilution."

Units held by persons who our general partner determines are not "eligible holders" at the time of any requested certification in the future may be subject to redemption.

As a result of certain laws and regulations to which we are or may in the future become subject, we may require owners of our common units to certify that they are both U.S. citizens and subject to U.S. federal income

for federal income tax purposes as a partner with respect to those common units during the period of the loan to the short seller and the unitholder may recognize gain or loss from such disposition. Moreover, during the period of the loan to the short seller, any of our income, gains, losses or deductions with respect to those common units may not be reportable by the unitholder and any cash distributions received by the unitholder as to those common units could be fully taxable as ordinary income. Latham & Watkins LLP has not rendered an opinion regarding the treatment of a unitholder where common units are loaned to a short seller to effect a short sale of common units. Unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to consult a tax advisor to discuss whether it is advisable to modify any applicable brokerage account agreements to prohibit their brokers from loaning their common units.

We will adopt certain valuation methodologies in determining a unitholder's allocations of income, gain, loss and deduction. The IRS may challenge these methodologies or the resulting allocations, and such a challenge could adversely affect the value of our common units.

In determining the items of income, gain, loss and deduction allocable to our unitholders, in certain circumstances, including when we issue additional units, we must determine the fair market value of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we make many fair market value estimates using a methodology based on the market value of our common units as a means to measure the fair market value of our assets. The IRS may challenge these valuation methods and the resulting allocations of income, gain, loss and deduction.

A successful IRS challenge to these methods or allocations could adversely affect the amount, character and timing of taxable income or loss being allocated to our unitholders. It also could affect the amount of gain from our unitholders' sale of common units and could have a negative impact on the value of the common units or result in audit adjustments to our unitholders' tax returns without the benefit of additional deductions.

The sale or exchange of 50% or more of our capital and profits interests during any twelve-month period will result in the termination of our partnership for U.S. federal income tax purposes.

We will be considered to have technically terminated as a partnership for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. For purposes of determining whether the 50% threshold has been met, multiple sales of the same common unit will be counted only once. Following the completion of this offering, our sponsor and our general partner will collectively own an aggregate 57.8% interest in our capital and profits (assuming that the underwriters do not exercise their option to purchase additional common units from us). Therefore, a transfer by our sponsor and our general partner of all or a portion of their interests in us could result in a termination of us as a partnership for U.S. federal income tax purposes. Our technical termination would, among other things, result in the closing of our taxable year for all unitholders, which would result in us filing two tax returns (and our unitholders could receive two Schedules K-1 if relief was not available, as described below) for one fiscal year and could result in a deferral of depreciation deductions allowable in computing our taxable income. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may also result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. Our termination currently would not affect our classification as a partnership for federal income tax purposes, but instead we would be treated as a new partnership for federal income tax purposes. If treated as a new partnership, we must make new tax elections, including a new election under Section 754 of the Internal Revenue Code, and we could be subject to penalties if we are unable to determine that a termination occurred. The IRS has announced a publicly traded partnership technical termination relief program whereby, if a publicly traded partnership that technically terminated requests publicly traded partnership technical termination relief and such relief is granted by the IRS, among other things, the partnership will only have to provide one Schedule K-1 to unitholders for the year notwithstanding two partnership tax years. Please read "Material Federal Income Tax Consequences—Disposition of Common Units—Constructive Termination."

USE OF PROCEEDS

We expect to receive net proceeds of approximately $183.5 million from the sale of 10,000,000 common units offered by this prospectus, based on an assumed initial public offering price of $20.00 per common unit (the mid-point of the price range set forth on the cover page of this prospectus), after deducting the underwriting discount, structuring fees and estimated offering expenses. Our estimate assumes the underwriters' option to purchase additional common units is not exercised. We intend to distribute all of the net proceeds from this offering to CONSOL Energy.

If and to the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to such exercise will be issued to the public and the remainder of the 1,500,000 additional common units, if any, will be issued to CONSOL Energy at the expiration of the option period. Any such common units issued to CONSOL Energy will be issued for no additional consideration. If the underwriters exercise in full their option to purchase additional common units, we expect to receive net proceeds of approximately $211.7 million, after deducting the underwriting discount, structuring fees and estimated offering expenses. We will use any net proceeds from the exercise of the underwriters' option to make a cash distribution to CONSOL Energy.

A $1.00 increase (decrease) in the assumed initial public offering price of $20.00 per common unit would increase (decrease) the net proceeds to us from this offering by approximately $9.4 million, assuming the number of common units offered by us, as set forth on the cover page of this prospectus, remains the same and assuming the underwriters do not exercise their option to purchase additional common units, and after deducting the underwriting discount, structuring fees and estimated offering expenses. In addition, we may also increase or decrease the number of common units we are offering. An increase of 1.0 million common units offered by us, together with a concurrent $1.00 increase in the assumed public offering price of $20.00 per common unit, would increase net proceeds to us from this offering by approximately $29.1 million. Similarly, a decrease of 1.0 million common units offered by us, together with a concurrent $1.00 decrease in the assumed initial offering price of $20.00 per common unit, would decrease the net proceeds to us from this offering by approximately $27.3 million. The actual initial public offering price is subject to market conditions and negotiations between us and the underwriters. To the extent there is a change in the net proceeds we receive from this offering, we will make a corresponding change to the size of the cash distribution to CONSOL Energy.

Depending on market conditions at the time of pricing of this offering and other considerations, we may sell fewer or more common units than the number set forth on the cover page of this prospectus.

CAPITALIZATION

The following table sets forth:

- the historical cash and cash equivalents and capitalization of our Predecessor as of March 31, 2015; and

- our pro forma capitalization as of March 31, 2015, giving effect to the pro forma adjustments described in our unaudited pro forma combined financial statements included elsewhere in this prospectus, including this offering and the application of the net proceeds of this offering in the manner described under "Use of Proceeds" and the other transactions described under "Prospectus Summary—The Transactions."

The following table assumes that the underwriters do not exercise their option to purchase additional common units. If and to the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to such exercise will be issued to the public and the remainder of the additional 1,500,000 common units, if any, will be issued to CONSOL Energy at the expiration of the option period. Any such common units issued to CONSOL Energy will be issued for no additional consideration.

This table is derived from, should be read together with and is qualified in its entirety by reference to the historical financial statements and the accompanying notes and the unaudited pro forma combined financial statements and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with "Prospectus Summary—The Transactions," "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	As of March 31, 2015	
	Historical	Pro Forma
	(in thousands)	
Cash	$ 4	$ 7,004
Long-term debt:		
Revolving credit facility (1)	—	200,000
Long-term notes payable—related party (2)	178,762	—
Advanced royalty commitments (3)	578	578
Capital lease obligations (4)	80	80
Total long-term debt (including current maturities)	179,420	
Invested equity:		
Parent net investment	140,411	—
Accumulated other comprehensive income	30,365	—
Partners' capital:		
Common units—public	—	183,469
Common units—sponsor	—	(332,617)
Subordinated units—sponsor	—	294,420
General partner interest	—	12,017
Accumulated other comprehensive income	—	8,887
Total invested equity / partners' capital	170,776	166,176
Total capitalization	$350,196	$ 366,384

(1) In connection with the completion of this offering, we expect to enter into a new $400,000 revolving credit facility and make an initial draw of $200,000, the net proceeds of which will be distributed to CONSOL Energy at the closing of this offering. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity—Revolving Credit Facility."

(2) Includes current portion of $33,929 as of March 31, 2015. Related party long-term notes payable will not be assumed by us at the closing of this offering.

(3) Includes current portion of $300 as of March 31, 2015.

(4) Includes current portion of $31 as of March 31, 2015.

DILUTION

Dilution is the amount by which the offering price per common unit in this offering will exceed the pro forma net tangible book value per unit after the offering. On a pro forma basis as of March 31, 2015, after giving effect to the offering of common units and the related transactions, our net tangible book value was approximately $166.2 million, or $7.01 per unit. Purchasers of common units in this offering will experience substantial and immediate dilution in pro forma net tangible book value per common unit for financial accounting purposes, as illustrated in the following table.

Assumed initial public offering price per common unit (1)		$20.00
Pro forma net tangible book value per unit before this offering (2)	$26.01	
Less: Distribution to CONSOL Energy (3)	27.27	
Add: Increase in net tangible book value per unit attributable to purchasers in this offering	8.27	
Less: Pro forma net tangible book value per unit after this offering (4)		7.01
Immediate dilution in net tangible book value per common unit to purchasers in this offering (4)(5)(6)		$12.99

(1)   Represents the mid-point of the price range set forth on the cover page of this prospectus.

(2)   Determined by dividing the number of units (1,611,067 common units, 11,611,067 subordinated units and the corresponding value for the 2% general partner interest) to be issued to the general partner and its affiliates for their contribution of assets and liabilities to us into the pro forma net tangible book value of the contributed assets and liabilities of $356.2 million. A reconciliation of historical book value to pro forma net tangible book value before this offering follows (in thousands):

Historical book value	$170,776
Plus:	
OPEB liability not assumed	6,718
Notes payable not assumed	178,762
Accounts payable not assumed	15,939
Contributed tradable steam credits	6,505
Contributed mineral leases	5,928
Less:	
Assets retained by our sponsor	(26,101)
Debt issuance costs retained by our sponsor	(2,351)
Pro forma net tangible book value before this offering	$356,176

(3)   Determined by dividing the number of units (1,611,067 common units, 11,611,067 subordinated units and the corresponding value for the 2% general partner interest) to be issued to CONSOL Energy for its contribution of assets and liabilities to us. At the closing of this offering, we intend to make a distribution of $373.5 million to CONSOL Energy from the net proceeds from this offering and net borrowings under our new revolving credit facility.

(4)   Determined by dividing the number of units to be outstanding after this offering (11,611,067 common units, 11,611,067 subordinated units and the corresponding value for the 2% general partner interest) and the application of the related net proceeds into our pro forma net tangible book value, after giving effect to the application of the net proceeds from this offering, of $166.2 million.

(5)   If the initial public offering price were to increase or decrease by $1.00 per common unit, then dilution in net tangible book value per common unit would equal $13.54 and $12.34, respectively.

(6)   Because the total number of units outstanding following this offering will not be impacted by any exercise of the underwriters' option to purchase additional common units and any net proceeds from such exercise will not be retained by us, there will be no change to the dilution in net tangible book value per common unit to purchasers in this offering due to any such exercise of the option.

The following table sets forth the partnership interests that we will issue and the total consideration contributed to us by our general partner and its affiliates in respect of their partnership interests and by the purchasers of common units in this offering upon consummation of the transactions contemplated by this prospectus.

| | Units Acquired | | Total Consideration | |
	Number	%	Amount (in millions)	%
General partner and its affiliates (1)(2)(3)	13,696,055	57.8%	$ (17,293)	(9.5)%
Purchasers in this offering	10,000,000	42.2%	200,000	109.5%
Total	23,696,055	100.0%	$182,707	100.0%

(1) Upon the completion of this offering, our general partner and its affiliates will own 1,611,067 common units, 11,611,067 subordinated units and a 2% general partner interest (represented by 473,921 hypothetical limited partner units).

(2) Assumes the underwriters' option to purchase additional common units is not exercised.

(3) The assets contributed by our general partner and its affiliates were recorded at historical cost in accordance with accounting principles generally accepted in the United States. Book value of the consideration provided by our general partner and its affiliates, as of March 31, 2015, was $356.2 million. At the closing of this offering, we intend to make a distribution of $373.5 million to CONSOL Energy from the net proceeds from this offering and net borrowings under our new revolving credit facility.

CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

The following discussion of our cash distribution policy should be read in conjunction with the specific assumptions included in this section. In addition, you should read "Forward-Looking Statements" and "Risk Factors" for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.

For additional information regarding our historical and pro forma results of operations, please refer to our historical financial statements and the accompanying notes and the unaudited pro forma combined financial statements and the accompanying notes included elsewhere in this prospectus.

General

Rationale for Our Cash Distribution Policy

Our partnership agreement requires that we distribute all of our available cash quarterly. This requirement forms the basis of our cash distribution policy and reflects a basic judgment that our unitholders will be better served by distributing our available cash rather than retaining it because, among other reasons, we believe we will generally finance any expansion capital expenditures from external financing sources. Under our current cash distribution policy, we intend to make a minimum quarterly distribution to the holders of our common units and subordinated units of $0.5125 per unit, or $2.05 per unit on an annualized basis, to the extent we have sufficient available cash after the establishment of cash reserves and the payment of costs and expenses, including the payment of expenses to our general partner. However, other than the requirement in our partnership agreement to distribute all of our available cash each quarter, we have no legal obligation to make quarterly cash distributions in this or any other amount, and the board of directors of our general partner has considerable discretion to determine the amount of our available cash each quarter. In addition, the board of directors of our general partner may change our cash distribution policy at any time, subject to the requirement in our partnership agreement to distribute all of our available cash quarterly. Generally, our available cash is the sum of (i) all cash on hand at the end of a quarter after the payment of our expenses and the establishment of cash reserves and (ii) if the board of directors of our general partner so determines, all or any portion of additional cash on hand resulting from working capital borrowings made after the end of the quarter. Because we are not subject to an entity-level federal income tax, we expect to have more cash to distribute than would be the case if we were subject to federal income tax. If we do not generate sufficient available cash from our operations, we may, but are under no obligation to, borrow funds to pay the minimum quarterly distribution to our unitholders.

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

Although our partnership agreement requires that we distribute all of our available cash quarterly, there is no guarantee that we will make quarterly cash distributions to our unitholders at our minimum quarterly distribution rate or at any other rate, and we have no legal obligation to do so. Our current cash distribution policy is subject to certain restrictions, as well as the considerable discretion of the board of directors of our general partner in determining the amount of our available cash each quarter. The following factors will affect our ability to make cash distributions, as well as the amount of any cash distributions we make:

- We expect that our cash distribution policy will be subject to restrictions on cash distributions under our new revolving credit facility. We expect that one such restriction would prohibit us from making cash distributions while an event of default has occurred and is continuing under our new revolving credit facility, notwithstanding our cash distribution policy. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity—Revolving Credit Facility."

- The amount of cash that we distribute and the decision to make any distribution is determined by the board of directors of our general partner, taking into consideration the terms of our partnership

agreement. Specifically, the board of directors of our general partner will have the authority to establish cash reserves to provide for the proper conduct of our business, comply with applicable law or any agreement to which we are a party or by which we are bound or our assets are subject and provide funds for future cash distributions to our unitholders, and the establishment of or increase in those reserves could result in a reduction in cash distributions from levels we currently anticipate pursuant to our stated cash distribution policy. Any decision to establish cash reserves made by the board of directors of our general partner in good faith will be binding on our unitholders.

• While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including the provisions requiring us to make cash distributions, may be amended. During the subordination period, our partnership agreement may not be amended without the approval of our public common unitholders, except in a limited number of circumstances when our general partner can amend our partnership agreement without any unitholder approval. Please read "Our Partnership Agreement—Amendment of Our Partnership Agreement—No Unitholder Approval." However, after the subordination period has ended, our partnership agreement may be amended with the consent of our general partner and the approval of a majority of the outstanding common units, including common units owned by our general partner and its affiliates. Following the completion of this offering, our sponsor will own our general partner and will own 1,611,067 common units and 11,611,067 subordinated units, representing a 55.8% limited partner interest (or 111,067 common units and 11,611,067 subordinated units, representing a 49.5% limited partner interest, if the underwriters exercise in full their option to purchase additional common units).

• Under Section 17-607 of the Delaware Act, we may not make a distribution if the distribution would cause our liabilities to exceed the fair value of our assets.

• We may lack sufficient cash to pay distributions to our unitholders due to cash flow shortfalls attributable to a number of operational, commercial or other factors as well as increases in our operating or general and administrative expenses, principal and interest payments on our debt, tax expenses, working capital requirements and anticipated cash needs. Our available cash is directly impacted by the cash expenses necessary to run our business and will be reduced dollar-for-dollar to the extent such uses of cash increase. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—Distributions of Available Cash."

• Our ability to make cash distributions to our unitholders depends on the performance of our operating subsidiaries and their ability to distribute cash to us.

• If and to the extent our available cash materially declines from quarter to quarter, we may elect to change our current cash distribution policy and reduce the amount of our quarterly distributions in order to service or repay our debt or fund expansion capital expenditures.

To the extent that our general partner determines not to distribute the full minimum quarterly distribution on our common units with respect to any quarter during the subordination period, the common units will accrue an arrearage equal to the difference between the minimum quarterly distribution and the amount of the distribution actually paid on the common units with respect to that quarter. The aggregate amount of any such arrearages must be paid on the common units before any distributions of available cash from operating surplus may be made on the subordinated units and before any subordinated units may convert into common units. The subordinated units will not accrue any arrearages. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordinated Units and Subordination Period."

Our Ability to Grow Is Dependent on Our Ability to Access External Expansion Capital

Our partnership agreement requires us to distribute all of our available cash to our unitholders on a quarterly basis. As a result, we expect that we will rely primarily upon our cash reserves and external financing sources, including borrowings under our new revolving credit facility and the issuance of debt and equity securities, to fund future acquisitions and other expansion capital expenditures. While we have historically received funding from our sponsor, we do not have any commitment from our sponsor, our general partner or any of their respective affiliates to fund our cash flow deficits or provide other direct or indirect financial assistance to us following the closing of this offering. Following the completion of this offering, our sponsor will directly own a 55.8% limited partner interest in us (or a 49.5% limited partner interest in us if the underwriters exercise in full their option to purchase additional common units). In addition, our sponsor will retain a significant interest in us through its ownership of a 100% interest in our general partner and all of our incentive distribution rights. Given our sponsor's significant ownership interests in us following the closing of this offering, we believe our sponsor will be incentivized to promote and support the successful execution of our business strategies, including by providing us with direct or indirect financial assistance; however, we can provide no assurances that our sponsor will provide such direct or indirect financial assistance.

To the extent we are unable to finance growth with external sources of capital, the requirement in our partnership agreement to distribute all of our available cash and our current cash distribution policy may significantly impair our ability to grow. In addition, because we will distribute all of our available cash, our growth may not be as fast as businesses that reinvest all of their available cash to expand ongoing operations. We expect that our new revolving credit facility will restrict our ability to incur additional debt, including through the issuance of debt securities. Please read "Risk Factors—Risks Related to Our Business—Restrictions in our new revolving credit facility could adversely affect our business, financial condition, results of operations and ability to make quarterly cash distributions to our unitholders." To the extent we issue additional partnership interests, the payment of distributions on those additional partnership interests may increase the risk that we will be unable to maintain or increase our cash distributions per common unit. There are no limitations in our partnership agreement on our ability to issue additional partnership interests, including partnership interests ranking senior to our common units, and our common unitholders will have no preemptive or other rights (solely as a result of their status as unitholders) to purchase any such additional partnership interests. If we incur additional debt (under our new revolving credit facility or otherwise) to finance our growth strategy, we will have increased interest expense, which in turn will reduce the available cash that we have to distribute to our unitholders. Please read "Risk Factors—Risks Related to Our Business—Debt we incur in the future may limit our flexibility to obtain financing and to pursue other business opportunities."

Our Minimum Quarterly Distribution

Upon the consummation of this offering, our partnership agreement will provide for a minimum quarterly distribution of $0.5125 per unit for each whole quarter, or $2.05 per unit on an annualized basis. Our ability to make cash distributions at the minimum quarterly distribution rate will be subject to the factors described above under "—General—Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy." Quarterly distributions, if any, will be made within 45 days after the end of each calendar quarter to holders of record on or about the first day of each such month in which such distributions are made. We do not expect to make distributions for the period that began on April 1, 2015 and ends on the day prior to the closing of this offering. We will adjust the amount of our first distribution for the period from the closing of this offering through September 30, 2015 based on the number of days in that period.

The amount of available cash needed to pay the minimum quarterly distribution on all of our common units, subordinated units and the 2% general partner interest to be outstanding immediately after this offering for one quarter and on an annualized basis (assuming no exercise and full exercise of the underwriters' option to purchase additional common units) is summarized in the table below:

	No Exercise of Option to Purchase Additional Common Units			Full Exercise of Option to Purchase Additional Common Units		
		Aggregate Minimum Quarterly Distributions			Aggregate Minimum Quarterly Distributions	
	Number of Units	One Quarter	Annualized (Four Quarters)	Number of Units	One Quarter	Annualized (Four Quarters)
		($ in millions)			($ in millions)	
Publicly held common units	10,000,000	$ 5.1	$20.5	11,500,000	$ 5.9	$23.6
Common units held by our sponsor	1,611,067	0.8	3.3	111,067	0.1	0.2
Subordinated units held by our sponsor . .	11,611,067	6.0	23.8	11,611,067	6.0	23.8
2% general partner interest	N/A	0.2	1.0	N/A	0.2	1.0
Total	23,222,134	$12.1	$48.6	23,222,134	$12.1	$48.6

Initially, our general partner will be entitled to 2% of all distributions that we make prior to our liquidation. Our general partner's initial 2% general partner interest in these distributions may be reduced if we issue additional partnership interests in the future and our general partner does not contribute a proportionate amount of capital to us in order to maintain its initial 2% general partner interest. Our general partner will also initially hold all of the incentive distribution rights, which entitle the holder to increasing percentages, up to a maximum of 48%, of the cash we distribute in excess of $0.58938 per unit per quarter.

During the subordination period, before we make any quarterly distributions to our subordinated unitholders, our common unitholders are entitled to receive payment of the full minimum quarterly distribution for such quarter plus any arrearages in distributions of the minimum quarterly distribution from prior quarters. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordinated Units and Subordination Period." We cannot guarantee, however, that we will pay distributions on our common units at our minimum quarterly distribution rate or at any other rate in any quarter.

Although holders of our common units may pursue judicial action to enforce provisions of our partnership agreement, including those related to requirements to make cash distributions as described above, our partnership agreement provides that any determination made by our general partner in its capacity as our general partner must be made in good faith and that any such determination will not be subject to any other standard imposed by the Delaware Act or any other law, rule or regulation or at equity. Our partnership agreement provides that, in order for a determination by our general partner to be made in "good faith," our general partner must subjectively believe that the determination is in the best interests of our partnership. In making such determination, our general partner may take into account the totality of the circumstances or the totality of the relationships between the parties involved, including other relationships or transactions that may be particularly favorable or advantageous to us. Please read "Conflicts of Interest and Duties."

The provision in our partnership agreement requiring us to distribute all of our available cash quarterly may not be modified without amending our partnership agreement; however, as described above, the actual amount of our cash distributions for any quarter is subject to fluctuations based on the amount of cash we generate from our business, the amount of reserves the board of directors of our general partner establishes in accordance with our partnership agreement and the amount of available cash from working capital borrowings.

Additionally, the board of directors of our general partner may reduce the minimum quarterly distribution and the target distribution levels if legislation is enacted or modified that results in our partnership becoming taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income

tax purposes. In such an event, the minimum quarterly distribution and the target distribution levels may be reduced proportionately by the percentage decrease in our available cash resulting from the estimated tax liability we would incur in the quarter in which such legislation is effective. The minimum quarterly distribution will also be proportionately adjusted in the event of any distribution, combination or subdivision of common units in accordance with the partnership agreement, or in the event of a distribution of available cash from capital surplus. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels." The minimum quarterly distribution is also subject to adjustment if the holder(s) of the incentive distribution rights (initially only our general partner) elect to reset the target distribution levels related to the incentive distribution rights. In connection with any such reset, the minimum quarterly distribution will be reset to an amount equal to the average cash distribution amount per common unit for the two quarters immediately preceding the reset. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—General Partner's Right to Reset Incentive Distribution Levels."

In the sections that follow, we present in detail the basis for our belief that we will be able to fully fund our annualized minimum quarterly distribution of $2.05 per unit for the twelve months ending June 30, 2016. In those sections, we present two tables, consisting of:

- "Unaudited Pro Forma Adjusted EBITDA and Distributable Cash Flow for the Year Ended December 31, 2014 and the Twelve Months Ended March 31, 2015," in which we present the amount of adjusted EBITDA and distributable cash flow we would have generated on a pro forma basis for the year ended December 31, 2014 and the twelve months ended March 31, 2015, derived from our unaudited pro forma combined financial statements that are included in this prospectus, as adjusted to give pro forma effect to this offering and the related formation transactions; and

- "Estimated Adjusted EBITDA and Distributable Cash Flow for the Twelve Months Ending June 30, 2016," in which we provide our estimated forecast of our ability to generate sufficient adjusted EBITDA and distributable cash flow to support the payment of the minimum quarterly distribution on all common units and subordinated units and the corresponding distributions on our general partner's 2% general partner interest for the twelve months ending June 30, 2016.

The amounts set forth in the following sections reflect the pro forma historical and forecasted results attributable to 20% of the assets, liabilities, revenues and expenses comprising the Pennsylvania mining complex. In connection with the completion of this offering, our sponsor will contribute to us all of the limited liability company interests in CNX Operating, the sole member of CNX Thermal Holdings, which owns a 20% undivided interest in the Pennsylvania mining complex. Please read "Prospectus Summary—The Transactions."

Unaudited Pro Forma Adjusted EBITDA and Distributable Cash Flow for the Year Ended December 31, 2014 and the Twelve Months Ended March 31, 2015

If we had completed the transactions contemplated in this prospectus on January 1, 2014, pro forma adjusted EBITDA generated for the year ended December 31, 2014 and the twelve months ended March 31, 2015 would have been approximately $129.0 million and $119.7 million, respectively, and pro forma distributable cash flow generated for those periods would have been approximately $91.6 million and $82.2 million, respectively. These amounts would have been sufficient to support the payment of the minimum quarterly distribution of $0.5125 per unit per quarter ($2.05 per unit on an annualized basis) on all of our common units and subordinated units and the corresponding distributions on our general partner's 2% general partner interest for the year ended December 31, 2014 and the twelve months ended March 31, 2015.

Our unaudited pro forma distributable cash flow for the pro forma year ended December 31, 2014 and the twelve months ended March 31, 2015 include $2.4 million of estimated incremental general and administrative expenses that we expect to incur as a result of becoming a publicly traded partnership. Incremental general and administrative expenses related to being a publicly traded partnership include expenses associated

CNX Coal Resources LP
Unaudited Pro Forma Adjusted EBITDA and Distributable Cash Flow

	Year Ended December 31, 2014	Twelve Months Ended March 31, 2015
	($ in thousands, except per unit amounts)	
Coal revenue	$323,398	$317,869
Freight revenue	3,353	2,341
Other income	7,371	7,258
Gain on sale of assets	153	60
Total revenue and other income	334,275	327,528
Operating and other costs (related party of $10,694 and $8,624, respectively)	168,103	173,379
Royalties and production taxes	14,169	13,358
Selling and direct administrative expenses (related party of $4,710 and $4,710, respectively)	4,710	4,710
Depreciation, depletion and amortization	33,786	35,724
Freight expense	3,353	2,341
General and administrative expenses (related party of $5,264 and $5,264, respectively) (1)	7,682	7,682
Other corporate expenses (related party of $7,944 and $6,245, respectively) (2)	7,658	5,954
Interest expense (3)	7,961	7,962
Total costs	247,422	251,110
Pro Forma Net Income Attributable to Unitholders	$ 86,853	$ 76,418
Add:		
Interest expense	7,961	7,962
Depreciation, depletion and amortization	33,786	35,724
Coal contract buyout	(6,000)	(6,000)
Other postretirement benefit plan transition payment, net	3,299	3,299
Litigation settlement	(855)	(855)
Bailey belt repairs	551	551
Stock based compensation	3,361	2,559
Pro Forma Adjusted EBITDA	$128,956	$119,658
Less:		
Cash interest expense (4)	$ 7,361	$ 7,362
Estimated maintenance capital expenditures (5)	30,042	30,059
Expansion capital expenditures (6)	39,653	12,564
Add:		
Borrowings to fund expansion capital expenditures	39,653	12,564
Pro Forma Distributable Cash Flow	$ 91,553	$ 82,237
Pro Forma Cash Distributions:		
Annualized minimum quarterly distribution per unit	$ 2.05	$ 2.05
Pro forma aggregate annualized quarterly distributions to public common unitholders	$ 20,500	$ 20,500
Pro forma aggregate annualized quarterly distributions to sponsor:		
Common units held by sponsor	$ 3,303	$ 3,303
Subordinated units held by sponsor	$ 23,803	$ 23,803
General partner interest held by sponsor	$ 972	$ 972
Total distributions to sponsor	$ 28,078	$ 28,078
Pro Forma Aggregate Annualized Quarterly Distributions	$ 48,578	$ 48,578
Excess / (Shortfall) of Pro Forma Distributable Cash Flow Over Pro Forma Aggregate Annualized Minimum Quarterly Distributions	$ 42,975	$ 33,659
Percent of Pro Forma Aggregate Annualized Minimum Quarterly Distributions Payable to Common Unitholders	49.0%	49.0%
Percent of Pro Forma Aggregate Annualized Minimum Quarterly Distributions Payable to Subordinated Unitholders	49.0%	49.0%

(1) Includes approximately $2,418 of estimated annual incremental general and administrative expenses that we expect to incur as a result of being a publicly traded partnership.

(2) Includes a $286 and $291 favorable adjustment to a previously established franchise tax accrual for the pro forma year ended December 31, 2014 and twelve months ended March 31, 2015, respectively.

(3) Represents the pro forma adjustment to interest expense associated with the drawn and undrawn portion of the new revolving credit facility comprising interest expense and commitment fees and amortization of origination fees over the five-year expected term of the facility.

(4) Represents cash interest expense paid related to the new revolving credit facility comprising interest expense and commitment fees.

(5) Represents estimated maintenance capital expenditures. Includes (i) approximately $27,429 and $27,429 related to the rebuild, replacement, repair and maintenance of mining equipment associated with our continuous mining units and longwall systems, belts and conveyors, preparation plant maintenance, and refuse disposal areas for the pro forma year ended December 31, 2014 and twelve months ended

March 31, 2015, respectively, and (ii) approximately $2,613 and $2,630 of cash reserves related to the replacement of coal reserves based on our production forecast for the pro forma year ended December 31, 2014 and twelve months ended March 31, 2015, respectively. Historically, we did not make a distinction between maintenance capital expenditures and expansion capital expenditures. For purposes of comparability, we are presenting estimated maintenance capital expenditures for the pro forma year ended December 31, 2014 and twelve months ended March 31, 2015 that are calculated using the same methodology that we will use following the completion of this offering. We estimate that our actual cash maintenance capital expenditures for the pro forma year ended December 31, 2014 and twelve months ended March 31, 2015 were $28,408 and $27,169, respectively. The difference between our estimated maintenance capital expenditures for the pro forma periods and our estimated actual cash maintenance capital expenditures represents our proportionate share of the additional amount of maintenance capital expenditures accrued based on our long-term expectations of the ongoing average level of maintenance capital expenditures necessary to maintain the ongoing operations of the Pennsylvania mining complex. Please read "—Significant Forecast Assumptions—Capital Expenditures."

(6) Primarily relates to expansion capital expenditures associated with the Harvey mine, which commenced longwall operations in March 2014.

Estimated Adjusted EBITDA and Distributable Cash Flow for the Twelve Months Ending June 30, 2016

We forecast our estimated adjusted EBITDA and distributable cash flow for the twelve months ending June 30, 2016 will be approximately $101.1 million and $63.2 million, respectively. In order to pay the aggregate annualized minimum quarterly distribution to all of our unitholders and the corresponding distribution on our general partner's 2% general partner interest for the twelve months ending June 30, 2016, we must generate adjusted EBITDA and distributable cash flow of at least $86.5 million and $48.6 million, respectively.

We have not historically made public projections as to future operations, earnings or other results. However, management has prepared the forecast of estimated adjusted EBITDA and distributable cash flow for the twelve months ending June 30, 2016, and related assumptions set forth below, to substantiate our belief that we will have sufficient adjusted EBITDA and distributable cash flow to pay the aggregate annualized minimum quarterly distribution to all our unitholders and the corresponding distributions on our general partner's 2% general partner interest for the twelve months ending June 30, 2016. Please read "—Significant Forecast Assumptions." This forecast is a forward-looking statement and should be read together with our historical and unaudited pro forma combined financial statements and the accompanying notes included elsewhere in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations." This forecast was not prepared with a view toward complying with the published guidelines of the SEC or guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of our management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management's knowledge and belief, the assumptions on which we base our belief that we can generate sufficient adjusted EBITDA and distributable cash flow to pay the minimum quarterly distribution to all unitholders and our general partner for the forecasted period. However, this information is not fact and should not be relied upon as being necessarily indicative of our future results, and readers of this prospectus are cautioned not to place undue reliance on the prospective financial information.

The prospective financial information included in this prospectus has been prepared by, and is the responsibility of, our management. Ernst & Young LLP has neither compiled nor performed any procedures with respect to the accompanying prospective financial information and, accordingly, Ernst & Young LLP does not express an opinion or any other form of assurance with respect thereto. The Ernst & Young LLP report included in this prospectus relates to our historical financial information. It does not extend to the prospective financial information and should not be read to do so.

When considering our financial forecast, you should keep in mind the risk factors and other cautionary statements under "Risk Factors." Any of the risks discussed in this prospectus, to the extent they are realized, could cause our actual results of operations to vary significantly from those that would enable us to generate our estimated adjusted EBITDA and distributable cash flow.

We do not undertake any obligation to release publicly the results of any future revisions we may make to the forecast or to update this forecast to reflect events or circumstances after the date of this prospectus. Therefore, you are cautioned not to place undue reliance on this prospective financial information.

CNX Coal Resources LP
Estimated Adjusted EBITDA and Distributable Cash Flow

	Twelve Months Ending June 30, 2016
	($ in millions, except per unit amounts)
Coal revenue	$285.2
Freight revenue	2.7
Total revenue and other income	287.9
Operating and other costs (related party of $40.2)	159.1
Royalties and production taxes	11.4
Selling and direct administrative expenses (related party of $4.7)	4.9
Depreciation, depletion and amortization	34.6
Freight expense	2.7
General and administrative expenses (related party of $4.6) (1)	6.6
Other corporate expenses (related party of $2.3)	7.2
Interest expense (2)	8.6
Total costs	235.1
Estimated Net Income Attributable to Unitholders	$ 52.8
Add:	
Interest expense	8.6
Depreciation, depletion and amortization	34.6
Unit based compensation	5.1
Estimated Adjusted EBITDA	$101.1
Less:	
Cash interest expense (3)	$ 8.0
Estimated maintenance capital expenditures (4)	29.9
Expansion capital expenditures	—
Estimated Distributable Cash Flow	$ 63.2
Estimated Cash Distributions:	
Annualized minimum quarterly distribution per unit	$ 2.05
Estimated aggregate annualized quarterly distributions to public common unitholders	$ 20.5
Estimated aggregate annualized quarterly distributions to sponsor:	
Common units held by sponsor	$ 3.3
Subordinated units held by sponsor	$ 23.8
General partner interest held by sponsor	$ 1.0
Total distributions to sponsor	$ 28.1
Estimated Aggregate Annualized Quarterly Distributions	$ 48.6
Excess / (Shortfall) of Estimated Distributable Cash Flow Over Estimated Aggregate Annualized Minimum Quarterly Distributions	$ 14.6

(1) We expect to incur approximately $2.4 million of estimated annual incremental general and administrative expenses as a result of being a publicly traded partnership. Includes approximately $297,000, $118,000 and $65,000 of reimbursable compensation related expenses attributable to each of Mr. Brock, Ms. Ritter and Ms. Wiegand, respectively. Please read "Management—Compensation of Our Officers and Directors—Executive Compensation."

(2) Forecasted interest expense includes (i) interest on amounts outstanding under our new revolving credit facility; (ii) amortization of origination fees and (iii) commitment fees on the unused portion of our new revolving credit facility.

(3) Forecasted cash interest expense includes (i) interest on amounts outstanding under our new revolving credit facility and (ii) commitment fees on the unused portion of our new revolving credit facility.

(4) Represents estimated maintenance capital expenditures. Includes (i) approximately $27.4 million of estimated maintenance capital expenditures related to the rebuild, replacement, repair and maintenance of mining equipment associated with our continuous mining units and longwall systems, belts and conveyors, preparation plant maintenance, and refuse disposal areas and (ii) approximately $2.5 million of cash reserves related to the replacement of coal reserves based on our production forecast. We estimate that our actual cash maintenance capital expenditures for the twelve months ending June 30, 2016 will be $29.5 million. Please read "—Significant Forecast Assumptions—Capital Expenditures."

PROVISIONS OF OUR PARTNERSHIP AGREEMENT RELATING TO CASH DISTRIBUTIONS

Set forth below is a summary of the significant provisions of our partnership agreement that relate to cash distributions.

Distributions of Available Cash

General

Our partnership agreement requires that, within 45 days after the end of each quarter, beginning with the quarter ending September 30, 2015, we distribute all of our available cash to unitholders of record on the applicable record date. We will adjust the amount of our distribution for the period from the closing of this offering through September 30, 2015, based on the actual length of the period.

Definition of Available Cash

Available cash generally means, for any quarter, all cash and cash equivalents on hand at the end of that quarter:

- *less*, the amount of any cash reserves established by our general partner to:

  - provide for the proper conduct of our business (including cash reserves for our future capital expenditures, future acquisitions and anticipated future debt service requirements);

  - comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which we or any of our subsidiaries is a party or by which we or such subsidiary is bound or we or such subsidiary's assets are subject; or

  - provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters (provided that our general partner may not establish cash reserves for distributions pursuant to this bullet point if the effect of such reserves will prevent us from distributing the minimum quarterly distribution on all common units and any cumulative arrearages on such common units for the current quarter);

- *plus*, if our general partner so determines, all or any portion of the additional cash and cash equivalents (i) on hand on the date of determination of available cash with respect to such quarter resulting from working capital borrowings made subsequent to the end of such quarter or (ii) available to be borrowed as a working capital borrowing as of the date of determination of available cash with respect to such quarter.

The purpose and effect of the last bullet point above is to allow our general partner, if it so decides, to use cash from working capital borrowings made after the end of the quarter to pay distributions to unitholders. Under our partnership agreement, working capital borrowings are generally borrowings incurred under a credit facility, commercial paper facility or similar financing arrangement that are used solely for working capital purposes or to pay distributions to our partners and with the intent of the borrower to repay such borrowings within twelve months with funds other than from additional working capital borrowings.

Intent to Distribute the Minimum Quarterly Distribution

Under our current cash distribution policy, we intend to make a minimum quarterly distribution to the holders of our common units and subordinated units of $0.5125 per unit, or $2.05 per unit on an annualized basis, to the extent we have sufficient available cash after the establishment of cash reserves and the payment of costs

and expenses, including reimbursements of costs and expenses to our general partner and its affiliates incurred on our behalf. However, there is no guarantee that we will pay the minimum quarterly distribution on our units in any quarter. The amount of distributions paid under our cash distribution policy and the decision to make any distribution will be determined by our general partner, taking into consideration the terms of our partnership agreement. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity—Revolving Credit Facility."

General Partner Interest and Incentive Distribution Rights

Initially, our general partner will be entitled to 2% of all quarterly distributions from inception that we make prior to our liquidation. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its current general partner interest. The general partner's initial 2% general partner interest in these distributions will be reduced if we issue additional limited partner interests in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its 2% general partner interest (other than the issuance of common units upon any exercise by the underwriters of their option to purchase additional common units in this offering).

Our general partner also currently holds incentive distribution rights that entitle it to receive increasing percentages, up to a maximum of 48%, of the available cash we distribute from operating surplus (as defined below) in excess of $0.58938 per unit per quarter. The maximum distribution of 48% does not include any distributions that our general partner or its affiliates may receive on common units, subordinated units or the general partner interest that they own.

Operating Surplus and Capital Surplus

General

All cash distributed to unitholders will be characterized as either being paid from "operating surplus" or "capital surplus." We treat distributions of available cash from operating surplus differently than distributions of available cash from capital surplus.

Operating Surplus

We define operating surplus as:

- $50.0 million (as described below); *plus*

- all of our cash receipts after the closing of this offering, excluding cash from interim capital transactions (as defined below) and the termination of hedge contracts, provided that cash receipts from the termination of a hedge contract prior to its scheduled settlement or termination date shall be included in operating surplus in equal quarterly installments over the remaining scheduled life of such hedge contract; *plus*

- working capital borrowings made after the end of a quarter but on or before the date of determination of operating surplus for that quarter; *plus*

- cash distributions (including incremental distributions on incentive distribution rights) paid in respect of equity issued, other than equity issued in this offering, to finance all or a portion of expansion capital expenditures in respect of the period from the date that we enter into a binding obligation to commence the construction, replacement, improvement or expansion of a capital asset and ending on the earlier to occur of the date the capital asset commences commercial service and the date that it is abandoned or disposed of; *less*

- all of our operating expenditures (as defined below) after the closing of this offering; *less*

- the amount of cash reserves established by our general partner to provide funds for future operating expenditures; *less*

- all working capital borrowings not repaid within twelve months after having been incurred, or repaid within such twelve-month period with the proceeds of additional working capital borrowings.

As described above, operating surplus does not reflect actual cash on hand that is available for distribution to our unitholders and is not limited to cash generated by operations. For example, our definition of operating surplus includes a provision that will enable us, if we choose, to distribute as operating surplus up to $50.0 million of cash we receive in the future from non-operating sources such as asset sales, issuances of securities and long-term borrowings that would otherwise be distributed as capital surplus. In addition, the effect of including, as described above, certain cash distributions on equity interests in operating surplus will be to increase operating surplus by the amount of any such cash distributions. As a result, we may also distribute as operating surplus up to the amount of any such cash that we receive from non-operating sources.

The proceeds of working capital borrowings increase operating surplus and repayments of working capital borrowings are generally operating expenditures (as described below) and thus reduce operating surplus when repayments are made. However, if working capital borrowings, which increase operating surplus, are not repaid during the twelve-month period following the borrowing, they will be deemed repaid at the end of such period, thus decreasing operating surplus at such time. When such working capital borrowings are in fact repaid, they will not be treated as a further reduction in operating surplus because operating surplus will have been previously reduced by the deemed repayment.

Interim Capital Transactions

We define interim capital transactions as (i) borrowings, refinancings or refundings of indebtedness (other than working capital borrowings and items purchased on open account or for a deferred purchase price in the ordinary course of business) and sales of debt securities, (ii) issuances of equity interests, (iii) sales or other dispositions of assets, other than sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business and sales or other dispositions of assets as part of normal asset retirements or replacements and (iv) capital contributions received by us and our subsidiaries.

Operating Expenditures

We define operating expenditures as all of our cash expenditures, including, but not limited to, taxes, compensation of employees, officers and directors of our general partner, reimbursements of expenses of our general partner and its affiliates, debt service payments, estimated maintenance capital expenditures (as discussed in further detail below), repayment of working capital borrowings and payments made in the ordinary course of business under any hedge contracts, subject to the following:

- repayments of working capital borrowings where such borrowings have previously been deemed to have been repaid (as described above) will not constitute operating expenditures when actually repaid;

- payments (including prepayments and prepayment penalties) of principal of and premium on indebtedness other than working capital borrowings will not constitute operating expenditures;

- operating expenditures will not include (i) expansion capital expenditures, (ii) actual maintenance capital expenditures, (iii) payment of transaction expenses (including taxes) relating to interim

capital transactions, (iv) distributions to our partners, (v) repurchases of partnership interests (excluding repurchases we make to satisfy obligations under employee benefit plans) or (vi) any other expenditures or payments using the proceeds from this offering that are described in "Use of Proceeds;" and

- (i) amounts paid in connection with the initial purchase of a hedge contract will be amortized over the life of such hedge contract and (ii) payments made in connection with the termination of any hedge contract prior to the expiration of its scheduled settlement or termination date will be included in equal quarterly installments over the remaining scheduled life of such hedge contract.

Capital Surplus

Capital surplus is defined in our partnership agreement as any distribution of available cash in excess of our cumulative operating surplus. Accordingly, except as described above, capital surplus would generally be generated by:

- borrowings other than working capital borrowings;

- sales of our equity and debt securities;

- sales or other dispositions of assets, other than inventory, accounts receivable and other assets sold in the ordinary course of business or as part of ordinary course retirement or replacement of assets; and

- capital contributions received.

Characterization of Cash Distributions

All available cash distributed by us on any date from any source will be treated as distributed from operating surplus until the sum of all available cash distributed by us since the closing of this offering equals the operating surplus from the closing of this offering through the end of the quarter immediately preceding that distribution. We anticipate that distributions from operating surplus generally will not represent a return of capital. However, operating surplus, as defined in our partnership agreement, includes certain components, including a $50.0 million cash basket, that represent non-operating sources of cash. Consequently, it is possible that all or a portion of specific distributions from operating surplus may represent a return of capital. Any available cash distributed by us in excess of our cumulative operating surplus will be deemed to be capital surplus under our partnership agreement. Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering and as a return of capital. We do not anticipate that we will make any distributions from capital surplus.

Capital Expenditures

We distinguish between maintenance capital expenditures and expansion capital expenditures. In general, maintenance capital expenditures are cash expenditures made to maintain, over the long term, our operating capacity or capital asset base, and expansion capital expenditures are cash expenditures made to increase, over the long term, our operating capacity or capital asset base. Because our maintenance capital expenditures can be irregular, the amount of our actual maintenance capital expenditures may differ substantially from period to period, which could cause similar fluctuations in the amounts of distributable cash flow, operating surplus and adjusted operating surplus if we were to subtract actual maintenance capital expenditures. To help mitigate these fluctuations, our partnership agreement will require that each quarter we subtract from operating surplus an estimate of the average quarterly maintenance capital expenditures necessary to maintain our operating capacity or capital asset base over the long term, as opposed to subtracting the actual amount we spend

- it may increase our ability to distribute as operating surplus cash we receive from non-operating sources; and

- it may be more difficult for us to raise our distribution above the minimum quarterly distribution and pay incentive distributions on the incentive distribution rights held by our general partner.

We forecast that our estimated maintenance capital expenditures will total $29.9 million during the twelve months ending June 30, 2016. We expect to fund forecasted actual cash maintenance capital expenditures of approximately $29.5 million for the twelve months ending June 30, 2016 with cash generated by our operations and borrowings under our revolving credit facility.

Expansion Capital Expenditures

Under our partnership agreement, expansion capital expenditures are cash expenditures for acquisitions, the construction of new capital assets or the replacement, improvement or expansion of existing capital assets that are made to increase, over the long term, our operating capacity or capital asset base. Expansion capital expenditures include interest payments (and related fees) on debt incurred and distributions on equity issued (including incremental distributions on incentive distribution rights) to finance all or a portion of expansion capital expenditures in respect of the period from the date that we enter into a binding obligation to commence the construction, replacement, improvement or expansion of a capital asset and ending on the earlier to occur of the date that such capital improvement commences commercial service and the date that such capital improvement is abandoned or disposed of. Examples of expansion capital expenditures include the acquisition or the construction, development or expansion of additional mines, longwall mining systems, processing facilities, transload facilities or storage capacity, to the extent such capital expenditures are expected to expand our long-term operating capacity or capital asset base. For example, should we determine to develop an additional longwall mining system at the Harvey mine, the capital expenditures related to the development of the second longwall mining system would be considered expansion capital expenditures since they would increase the current operating capacity or capital asset base of the Harvey mine over the long term. Because expansion capital expenditures include interest payments (and related fees) on debt incurred to finance all or a portion of the construction of a capital asset in respect of a period that (i) begins when we enter into a binding obligation to commence construction of a capital improvement and (ii) ends on the earlier to occur of the date any such capital asset commences commercial service and the date that it is abandoned or disposed of, such interest payments also do not reduce operating surplus.

We do not expect to incur any expansion capital expenditures during the twelve months ending June 30, 2016.

Subordinated Units and Subordination Period

General

Our partnership agreement provides that, during the subordination period (which we define below), the common units will have the right to receive distributions of available cash from operating surplus each quarter in an amount equal to $0.5125 per unit, which amount is defined in our partnership agreement as the minimum quarterly distribution, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Subordinated units are deemed "subordinated" because for a period of time, referred to as the "subordination period," the subordinated units will not be entitled to receive any distributions from operating surplus until the common units have received the minimum quarterly distribution from operating surplus plus any arrearages in the payment of the minimum quarterly distribution from operating surplus on the common units from prior quarters. Furthermore, no arrearages will accrue or be payable on the subordinated units. The practical effect of the subordinated units is to increase the likelihood that, during the subordination period, there will be available cash to be distributed on the common units.

Subordination Period

Except as described below, the subordination period will begin on the closing date of this offering and will extend until the first business day following the distribution of available cash in respect of any quarter beginning after June 30, 2018, that each of the following tests are met:

- distributions of available cash from operating surplus on each of the outstanding common units and subordinated units and the corresponding distributions on the 2% general partner interest equaled or exceeded $2.05 (the annualized minimum quarterly distribution), for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

- the adjusted operating surplus (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of $2.05 (the annualized minimum quarterly distribution) on all of the outstanding common units and subordinated units and the corresponding distributions on the 2% general partner interest during those periods on a fully diluted basis; and

- there are no arrearages in payment of the minimum quarterly distribution on the common units.

Early Termination of the Subordination Period

Notwithstanding the foregoing, the subordination period will automatically terminate on the first business day following the distribution of available cash in respect of any quarter, beginning with the quarter ending June 30, 2016, that each of the following tests are met:

- distributions of available cash from operating surplus on each of the outstanding common units and subordinated units and the corresponding distributions on the 2% general partner interest equaled or exceeded $3.08 (150% of the annualized minimum quarterly distribution), plus the related distributions on the incentive distribution rights, for the four-quarter period immediately preceding that date;

- the adjusted operating surplus (as defined below) generated during the four-quarter period immediately preceding that date equaled or exceeded the sum of (i) $3.08 (150% of the annualized minimum quarterly distribution) on all of the outstanding common units and subordinated units and the corresponding distributions on the 2% general partner interest during that period on a fully diluted basis and (ii) the corresponding distributions on the incentive distribution rights; and

- there are no arrearages in payment of the minimum quarterly distribution on the common units.

Expiration of the Subordination Period

When the subordination period ends, each outstanding subordinated unit will convert into one common unit and will thereafter participate pro rata with the other common units in distributions of available cash.

Distributions of Available Cash from Operating Surplus After the Subordination Period

We will make distributions of available cash from operating surplus for any quarter after the subordination period in the following manner:

- *first*, 98% to all common unitholders, pro rata, and 2% to our general partner, until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter; and

- *thereafter*, in the manner described in "—General Partner Interest and Incentive Distribution Rights" below.

The preceding discussion is based on the assumptions that our general partner maintains its 2% general partner interest and that we do not issue additional classes of equity securities.

General Partner Interest and Incentive Distribution Rights

Our partnership agreement provides that our general partner initially will be entitled to 2% of all distributions that we make prior to our liquidation. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us in order to maintain its 2% general partner interest if we issue additional limited partner interests. Our general partner's 2% general partner interest, and the percentage of our cash distributions to which it is entitled from such 2% general partner interest, will be proportionately reduced if we issue additional limited partner interests in the future (other than the issuance of common units upon any exercise by the underwriters of their option to purchase additional common units in this offering, the issuance of common units upon conversion of outstanding subordinated units or the issuance of common units upon a reset of the incentive distribution rights) and our general partner does not contribute a proportionate amount of capital to us in order to maintain its 2% general partner interest. Our partnership agreement does not require that our general partner fund its capital contribution with cash. Our general partner may instead fund its capital contribution by the contribution to us of common units or other property.

Incentive distribution rights represent the right to receive an increasing percentage (13%, 23% and 48%) of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest.

The following discussion assumes that our general partner maintains its 2% general partner interest, our general partner continues to own the incentive distribution rights and we do not issue any additional classes of equity securities.

If for any quarter:

- we have distributed available cash from operating surplus to the common unitholders and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

- we have distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, we will distribute any additional available cash from operating surplus for that quarter among the unitholders and our general partner in the following manner:

- *first*, 98% to all unitholders, pro rata, and 2% to our general partner, until each unitholder receives a total of $0.58938 per unit for that quarter (the "first target distribution");

83

- *second*, 85% to all unitholders, pro rata, and 15% to our general partner, until each unitholder receives a total of $0.64063 per unit for that quarter (the "second target distribution");

- *third*, 75% to all unitholders, pro rata, and 25% to our general partner, until each unitholder receives a total of $0.76875 per unit for that quarter (the "third target distribution"); and

- *thereafter*, 50% to all unitholders, pro rata, and 50% to our general partner.

Percentage Allocations of Available Cash from Operating Surplus

The following table illustrates the percentage allocations of available cash from operating surplus between the unitholders and our general partner, as the initial holder of our incentive distribution rights, based on the specified target distribution levels. The amounts set forth under "Marginal percentage interest in distributions" are the percentage interests of our unitholders and our general partner in any available cash from operating surplus we distribute up to and including the corresponding amount in the column "Total quarterly distribution per unit target amount" until available cash we distribute reaches the next target distribution level, if any. The percentage interests shown for our unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests set forth below for our general partner include its 2% general partner interest and assume that our general partner has contributed any additional capital necessary to maintain its 2% general partner interest, our general partner has not transferred its incentive distribution rights and that there are no arrearages on common units.

	Total Quarterly Distribution Per Unit Target Amount		Marginal Percentage Interest in Distributions	
			Unitholders	General Partner
Minimum Quarterly Distribution		$0.5125	98%	2%
First Target Distribution	above $ 0.5125	up to $0.58938	98%	2%
Second Target Distribution	above $0.58938	up to $0.64063	85%	15%
Third Target Distribution	above $0.64063	up to $0.76875	75%	25%
Thereafter	above $0.76875		50%	50%

General Partner's Right to Reset Incentive Distribution Levels

Our general partner, as the initial holder of our incentive distribution rights, has the right under our partnership agreement, subject to certain conditions, to elect to relinquish the right to receive incentive distribution payments based on the initial target distribution levels and to reset, at higher levels, the minimum quarterly distribution amount and target distribution levels upon which the incentive distribution payments to our general partner would be set. If our general partner transfers all or a portion of the incentive distribution rights in the future, then the holder or holders of a majority of our incentive distribution rights will be entitled to exercise this right. The following discussion assumes that our general partner holds all of the incentive distribution rights at the time that a reset election is made. Our general partner's right to reset the minimum quarterly distribution amount and the target distribution levels upon which the incentive distributions payable to our general partner are based may be exercised, without approval of our unitholders or the conflicts committee, at any time when there are no subordinated units outstanding, we have made cash distributions to the holders of the incentive distribution rights at the highest level of incentive distributions for each of the four consecutive fiscal quarters immediately preceding such time and the amount of each such distribution did not exceed adjusted operating surplus for such quarter. If our general partner and its affiliates are not the holders of a majority of the incentive distribution rights at the time an election is made to reset the minimum quarterly distribution amount and the target distribution levels, then the proposed reset will be subject to the prior written concurrence of the general partner that the conditions described above have been satisfied. The reset minimum quarterly distribution amount and target distribution levels will be higher than the minimum quarterly distribution amount and the target

The following table illustrates the percentage allocations of available cash from operating surplus between the unitholders and our general partner at various cash distribution levels (i) pursuant to the cash distribution provisions of our partnership agreement in effect at the completion of this offering, as well as (ii) following a hypothetical reset of the minimum quarterly distribution and target distribution levels based on the assumption that the average quarterly cash distribution amount per common unit during the two fiscal quarters immediately preceding the reset election was $0.80.

		Marginal Percentage Interest in Distributions			
	Quarterly Distribution Per Unit Prior to Reset	Common Unitholders	General Partner Interest	Incentive Distribution Rights	Quarterly Distribution Per Unit Following Hypothetical Reset
Minimum Quarterly Distribution	$0.5125	98%	2%	—	$0.80
First Target Distribution	above $0.512 up to $0.58938	98%	2%	—	above $0.80 up to $0.92 (a)
Second Target Distribution	above $0.58938 up to $0.64063	85%	2%	13%	above $0.92 up to $1.00 (b)
Third Target Distribution	above $0.64063 up to $0.76875	75%	2%	23%	above $1.00 up to $1.20 (c)
Thereafter	above $0.76875	50%	2%	48%	above $1.20

(a) This amount is 115% of the hypothetical reset minimum quarterly distribution.
(b) This amount is 125% of the hypothetical reset minimum quarterly distribution.
(c) This amount is 150% of the hypothetical reset minimum quarterly distribution.

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders and our general partner, including in respect of incentive distribution rights, based on an average of the amounts distributed for the two quarters immediately prior to the reset. The table assumes that immediately prior to the reset there would be 23,222,134 common units outstanding, our general partner's 2% general partner interest has been maintained and the average distribution to each common unit would be $0.80 per quarter for the two consecutive, non-overlapping quarters prior to the reset.

				Cash Distribution to General Partner Prior to Reset			
	Quarterly Distribution Per Unit Prior to Reset	Cash Distributions to Common Unitholders Prior to Reset	Common Units	2% General Partner Interest	Incentive Distribution Rights	Total	Total Distributions
Minimum Quarterly Distribution	$0.5125	$11,901,344	$—	$242,885	$ —	$ 242,885	$12,144,229
First Target Distribution ..... above $0.5125 up to $0.58938		1,785,318	—	36,435	—	36,435	1,821,753
Second Target Distribution .. above $0.58938 up to $0.64063		1,190,134	—	28,003	182,021	210,024	1,400,158
Third Target Distribution .... above $0.64063 up to $0.76875		2,975,220	—	79,339	912,401	991,740	3,966,960
Thereafter .... above $0.76875		725,692	—	29,028	696,664	725,692	1,451,384
		$18,577,708	$—	$415,690	$1,791,086	$2,206,776	$20,784,484

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders and the general partner, including in respect of incentive distribution rights, with respect to the quarter after the reset occurs. The table reflects that, as a result of the reset, there would be 25,460,992 common units outstanding, our general partner has maintained its 2% general partner interest and that the average distribution to each common unit would be $0.80. The number of common units issued as a result of the reset was calculated by dividing (x) $1,791,086, the average of the amounts received by the general partner in respect of its incentive distribution rights for the two consecutive, non-overlapping quarters prior to the reset as shown in the table above, by (y) $0.80, the average of the cash distributions made on each common unit per quarter for the two consecutive, non-overlapping quarters prior to the reset as shown in the table above.

| | Quarterly Distribution Per Unit After Reset | | Cash Distributions to Common Unitholders After Reset | Cash Distribution to General Partner After Reset | | | | Total Distributions |
				Common Units	2% General Partner Interest	Incentive Distribution Rights	Total	
Minimum Quarterly Distribution		$0.80	$18,577,708	$1,791,086	$415,690	$—	$2,206,776	$20,784,483
First Target Distribution	above $0.80	up to $0.92	—	—	—	—	—	—
Second Target Distribution	above $0.92	up to $1.00	—	—	—	—	—	—
Third Target Distribution	above $1.00	up to $1.20	—	—	—	—	—	—
Thereafter	above $1.20		—	—	—	—	—	—
			$18,577,708	$1,791,086	$415,690	$—	$2,206,776	$20,784,483

Our general partner will be entitled to cause the minimum quarterly distribution amount and the target distribution levels to be reset on more than one occasion, provided that it may not make a reset election except at a time when it has received incentive distributions for the immediately preceding four consecutive fiscal quarters based on the highest level of incentive distributions that it is entitled to receive under our partnership agreement.

Distributions from Capital Surplus

How Distributions from Capital Surplus Will Be Made

We will make distributions of available cash from capital surplus, if any, in the following manner:

- *first*, 98% to all unitholders, pro rata, and 2% to our general partner, until we distribute for each common unit that was issued in this offering, an amount of available cash from capital surplus equal to the initial public offering price in this offering;

- *second*, 98% to all unitholders, pro rata, and 2% to our general partner, until we distribute for each common unit, an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the outstanding common units; and

- *thereafter*, as if they were from operating surplus.

The preceding discussion is based on the assumptions that our general partner maintains its 2% general partner interest and that we do not issue additional classes of equity securities.

Effect of a Distribution from Capital Surplus

Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per unit is referred to as the "unrecovered initial unit price." Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will

SELECTED HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA

The following table presents selected historical financial data of our Predecessor and selected unaudited pro forma financial data of CNX Coal Resources LP for the periods and as of the dates indicated. The following selected historical financial data of our Predecessor reflects a 20% undivided interest in CPCC and Conrhein's combined assets, liabilities, revenues and expenses. Prior to the effective date of the registration statement of which this prospectus forms a part, each of CPCC and Conrhein contributed to CNX Thermal Holdings all of its respective right, title and interest in and to a 20% undivided interest in the assets, liabilities, revenues and expenses comprising the Pennsylvania mining complex. In connection with the closing of this offering, CONSOL Energy will contribute to us all of the limited liability company interests in CNX Operating, which is the sole member of CNX Thermal Holdings. Please read "Prospectus Summary—The Transactions."

The selected historical financial data of our Predecessor as of and for the years ended December 31, 2014 and 2013 are derived from the audited financial statements of our Predecessor appearing elsewhere in this prospectus. The selected historical interim financial data of our Predecessor as of March 31, 2015 and for the three months ended March 31, 2015 and 2014 are derived from the unaudited financial statements of our Predecessor appearing elsewhere in this prospectus. The following table should be read together with, and is qualified in its entirety by reference to, the historical, unaudited interim and unaudited pro forma combined financial statements and the accompanying notes included elsewhere in this prospectus. The table should also be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

The selected unaudited pro forma financial data presented in the following table for the year ended December 31, 2014 and the three months ended March 31, 2015 are derived from the unaudited pro forma combined financial statements included elsewhere in this prospectus. The unaudited pro forma combined balance sheet assumes the offering and the related transactions occurred as of March 31, 2015, and the unaudited pro forma combined statements of operations for the year ended December 31, 2014 and the three months ended March 31, 2015, assume the offering and the related transactions occurred as of January 1, 2014. These transactions include, and the unaudited pro forma combined financial statements give effect to, the following:

- CONSOL Energy's contribution to us of all of the limited liability company interests in CNX Operating, the sole member of CNX Thermal Holdings, which owns a 20% undivided interest in the assets, liabilities, revenues and expenses comprising the Pennsylvania mining complex;

- our entry into a new $400 million revolving credit facility and initial draw of $200 million, the net proceeds of which will be distributed to CONSOL Energy at the closing of this offering;

- our entry into an operating agreement, employee services agreement, contract agency agreement, terminal and throughput agreement, cooperation and safety agreement, water supply and services agreement, omnibus agreement, and contribution agreement with CONSOL Energy as described in "Certain Relationships and Related Party Transactions—Agreements Governing the Transactions;"

- the consummation of this offering and our issuance of (i) 10,000,000 common units to the public, (ii) a 2% general partner interest and the incentive distribution rights to our general partner and (iii) 1,611,067 common units and 11,611,067 subordinated units to CONSOL Energy; and

- the application of the net proceeds of this offering as described in "Use of Proceeds."

The unaudited pro forma combined statements of operations do not give effect to an estimated $2.4 million in incremental general and administrative expenses that we expect to incur annually as a result of being a publicly traded partnership.

	CNX Coal Resources LP Predecessor Historical				CNX Coal Resources LP Pro Forma	
	Year Ended December 31,		Three Months Ended March 31,		Year Ended December 31,	Three Months Ended March 31,
	2014	2013	2015	2014	2014	2015
	(in thousands, except per ton and per unit data)					
Statement of Operations Data:						
Coal revenue	$323,398	$271,467	$ 76,887	$ 82,416	$323,398	$ 76,887
Freight revenue	3,353	3,556	474	1,486	3,353	474
Other income	7,580	1,336	216	300	7,371	152
Gain (loss) on sale of assets	148	(124)	15	108	153	15
Total revenue and other income	334,479	276,235	77,592	84,310	334,275	77,528
Operating and other costs	172,863	152,054	42,275	38,217	168,103	43,133
Royalties and production taxes	14,169	11,046	2,831	3,642	14,169	2,831
Selling and direct administrative expenses	6,444	5,687	1,293	1,642	4,710	1,178
Depreciation, depletion and amortization	33,949	25,306	8,970	7,032	33,786	8,929
Freight expense	3,353	3,556	474	1,486	3,353	474
General and administrative expenses—related party (1)	5,198	4,521	1,047	1,251	5,264	1,316
Other corporate expenses	7,658	7,680	972	2,676	7,658	972
Interest expense	6,946	2,093	2,381	471	7,961	1,991
Total costs	250,580	211,943	60,243	56,417	245,004	60,824
Net income	$ 83,899	$ 64,292	$ 17,349	$ 27,893	$ 89,271	$ 16,704
Pro forma general partner interest in net income					$ 1,785	$ 334
Pro forma net income per limited partner unit (basic and diluted):						
Common units					$ 3.77	$ 0.70
Subordinated units					$ 3.77	$ 0.70
Balance Sheet Data (at period end):						
Property, plant and equipment, net	$398,886	$374,284	$397,665			$377,492
Total assets	418,811	392,760	420,070			414,051
Total invested equity / partners' capital	170,626	119,817	170,776			166,176
Cash Flow Statement Data:						
Net cash provided by operating activities	$114,109	$ 94,416	$ 27,444	$ 36,800		
Net cash used in investing activities	(52,824)	(67,628)	(6,491)	(19,648)		
Net cash used in financing activities	(61,285)	(26,789)	(20,952)	(17,152)		
Coal Reserves, Production and Sales Data:						
Recoverable reserves (at period end)	157,127	125,066			157,127	
Coal tons produced	5,213	4,287	1,302	1,286	5,213	1,302
Coal tons sold	5,227	4,246	1,307	1,275	5,227	1,307
Average sales price per ton	$ 61.88	$ 63.93	$ 58.82	$ 64.66	$ 61.88	$ 58.82
Average costs per ton sold	$ 42.74	$ 44.53	$ 42.73	$ 40.29	$ 41.60	$ 42.64
Average cash margin per ton (2)	$ 25.27	$ 24.98	$ 22.58	$ 29.45	$ 26.41	$ 22.67
Other Data:						
Capital expenditures	$ 68,061	$ 82,182	$ 6,510	$ 34,839		
Adjusted EBITDA (3)	$125,150	$ 96,435	$ 29,155	$ 36,653	$131,374	$ 28,079

(1) General and administrative expenses—related party for the pro forma year ended December 31, 2014 and the three months ended March 31, 2015 do not give effect to annual incremental general and administrative expenses of approximately $2,418 that we expect to incur as a result of being a publicly traded partnership.

(2) Average cash margin per ton is an operating ratio derived from non-GAAP measures. For our calculation of average cash margin per ton, please read "—Non-GAAP Financial Measures."

(3) For our definition of the non-GAAP financial measure of adjusted EBITDA and a reconciliation of adjusted EBITDA to our most directly comparable financial measure calculated and presented in accordance with GAAP, please read "—Non-GAAP Financial Measures."

Our partnership agreement requires that we distribute all of our available cash to our unitholders. As a result, we expect to rely primarily upon external financing sources, including commercial bank borrowings and the issuance of debt and equity securities, to fund our acquisitions and expansion capital expenditures, if any.

We intend to pay a minimum quarterly distribution of $0.5125 per unit per quarter, which equates to an aggregate distribution of approximately $12.1 million per quarter, or approximately $48.6 million per year, based on the number of common units, subordinated units and the general partner interest to be outstanding immediately after the completion of this offering. We do not have a legal or contractual obligation to pay distributions quarterly (or on any other basis) at our minimum quarterly distribution rate (or at any other rate). Please read "Cash Distribution Policy and Restrictions on Distributions."

Revolving Credit Facility

In connection with this offering, we expect to enter into a new $400 million senior secured revolving credit facility with certain lenders and PNC Bank, National Association, as administrative agent ("PNC"). Obligations under our new revolving credit facility will be guaranteed by certain of our subsidiaries (the "guarantor subsidiaries") and will be secured by substantially all of our and our subsidiaries' assets pursuant to a security agreement and various mortgages.

Borrowings under our revolving credit facility may be used by us to fund a cash distribution to CONSOL Energy, pay fees and expenses related to our new revolving credit facility and for general partnership purposes. In connection with the closing of this offering and our entry into our new revolving credit facility, we expect to make an initial draw of $200 million, the net proceeds of which will be distributed to CONSOL Energy.

The unused portion of our revolving credit facility will be subject to a commitment fee of 0.5% per annum. Interest on outstanding indebtedness under our new revolving credit facility is expected to accrue, at our option, at a rate based on either:

- the highest of (i) PNC's prime rate, (ii) the federal funds open rate plus 0.50%, and (iii) the one-month LIBOR rate plus 1.0%, in each case, plus a margin ranging from 1.50% to 2.50%; or

- the LIBOR rate plus a margin ranging from 2.50% to 3.50%.

As of April 30, 2015, interest on outstanding borrowings under the revolving credit facility would have accrued interest at a rate of 3.18% based on a LIBOR rate of 0.18%, plus a margin of 3.00%.

Our new revolving credit facility will mature on the fifth anniversary of its closing and will require compliance with conditions precedent that must be satisfied prior to any borrowing as well as ongoing compliance with certain affirmative and negative covenants.

Affirmative covenants will include, among others, requirements relating to: (i) the preservation of existence; (ii) the payment of obligations, including taxes; (iii) the maintenance of properties and equipment, insurance and books and records; (iv) the compliance with laws and material contracts; (v) use of proceeds; (vi) the subordination of intercompany loans; (vii) anti-terrorism, anti-money laundering, anti-corruption and sanctions laws; and (viii) collateral.

Negative covenants will include restrictions on our and our guarantor subsidiaries' ability to: (i) create, incur, assume or suffer to exist indebtedness; (ii) create or permit to exist liens on their properties; (iii) make or pay any dividends or distributions; *provided* that we will be able to make cash distributions of available cash to partners so long as no event of default is continuing or would result therefrom; (iv) merge with or into another person, liquidate or dissolve; or acquire all or substantially all of the assets of any going concern or going line of business or acquire all or a substantial portion of another person's assets; (v) make particular investments and

those reserves and the associated surface infrastructure in place (including the capacity of the preparation plant). In addition, to the extent sales exceed the production capacity of five longwall mining systems, we may, from time to time, (i) run weekend shifts at one or more of our mines and/or (ii) temporarily run an additional longwall mining system at the Bailey mine and/or the Enlow Fork mine to increase our production to meet our forecasted sales commitments. The achievement and timing of full production capacity are subject to multiple risks and uncertainties. Please read "Risk Factors."

(5) Due to sales temporarily exceeding the production capacity of running five longwall mining systems, the Bailey mine and/or the Enlow Fork mine ran three longwall mining systems for approximately 14 weeks during the year ended December 31, 2014 to enable us to increase our production beyond our stated production capacity.

(6) The Harvey mine commenced longwall mining operations in March 2014.

The directors and executive officers of our general partner will manage the operation and further development of the Pennsylvania mining complex. Following the completion of this offering, CONSOL Energy will continue to own an 80% undivided interest in the Pennsylvania mining complex, as well as 100% of our general partner and, indirectly through our general partner, our 2% general partner interest and incentive distribution rights. In addition, CONSOL Energy will own a 55.8% limited partner interest in us (or a 49.5% limited partner interest in us if the underwriters exercise in full their option to purchase additional common units). We believe these retained ownership interests in us and the Pennsylvania mining complex will incentivize CONSOL Energy to promote and support the successful execution of our business strategies and our ability to increase cash distributions per unit over time.

Our Right of First Offer

In connection with the completion of this offering, CONSOL Energy will grant to us a right of first offer to acquire its retained 80% undivided interest in the Pennsylvania mining complex. In addition, CONSOL Energy will grant us a right of first offer to acquire the following assets:

- *Baltimore Marine Terminal.* The Baltimore Marine Terminal is a marine terminal owned by CONSOL Energy in the Port of Baltimore, Maryland, that provides coal transshipments from rail cars primarily to ocean-going vessels. Located just south of Baltimore, at the northern end of the Chesapeake Bay, the Baltimore Marine Terminal is strategically located on the eastern U.S. seaboard, with access to the attractive seaborne markets supplying both Europe and Asia. The Baltimore Marine Terminal is served by two railroads, the Norfolk Southern and the CSX, which provides operational flexibility to the terminal and its customers. In addition, the Baltimore Marine Terminal has coal blending capabilities which allows the terminal to blend coals to meet customer specifications. Typically, the Baltimore Marine Terminal handles both metallurgical coal and thermal coal, with metallurgical coal representing the majority of its business. The Baltimore Marine Terminal's customers consist of CONSOL Energy as well as third party customers. CONSOL Energy has operated the Baltimore Marine Terminal since 1983, and the terminal underwent an infrastructure expansion in 2011 and 2012 that increased effective annual throughput capacity to 15 million tons per year. In 2014, the Baltimore Marine Terminal handled 9.6 million tons of coal.

- *Buchanan Mine.* The Buchanan mine is an underground coal mining complex owned by CONSOL Energy located in Mavisdale, Virginia that produces a premium low volatility metallurgical coal for sale to domestic and international customers. The Buchanan mine's favorable geology, automated longwall mining systems and recent upgrades enable it to be one of the most cost efficient metallurgical coal mines in North America, achieving an average operating cost per ton of $30.37 in the first quarter of 2015. The Buchanan mine's reserves benefit from thick seams that average approximately 5.5 feet which provides for efficient mining conditions. Coal from the

power plants and industrial consumers that have not announced any plans to retire generating capacity prior to 2020 and that have scrubber systems in place or under construction to comply with emissions regulations. We also have favorable access to international coal markets through our long-standing commercial relationship with a leading coal trading and brokering company that maintains a broad market presence with foreign coal consumers.

- *Our relationship with our sponsor, CONSOL Energy.* CONSOL Energy and its predecessors have been mining coal, primarily in the Appalachian Basin, since 1864. Through our relationship with CONSOL Energy, we will have access to a significant pool of management talent, deep industry knowledge, strong commercial relationships throughout the coal industry and innovative research and development capability, including CONSOL Energy's dedicated in-house coal laboratory and extensive expertise with coal-fired boilers. By virtue of CONSOL Energy's retained 80% undivided interest in the Pennsylvania mining complex, direct ownership of an aggregate 55.8% limited partner interest in us (or an aggregate 49.5% limited partner interest in us if the underwriters exercise in full their option to purchase additional common units) and indirect ownership of our 2% general partner interest and all of our incentive distribution rights, we believe that CONSOL Energy has a vested interest in our success. CONSOL Energy intends for us to manage and further develop the Pennsylvania mining complex, and we believe that it will be incentivized to promote and support the successful execution of our business strategies and our ability to increase cash distributions per unit over time.

- *Experienced management and operating teams.* Our chief executive officer has over 25 years of experience in various capacities within the coal industry. Moreover, our management team has (i) significant expertise owning, developing and managing complex coal mining operations, (ii) valuable relationships with customers, railroads and other participants across the coal industry and (iii) a proven track record of successfully building, enhancing and managing coal assets in a reliable and cost-effective manner. We intend to leverage these qualities to continue to successfully develop our coal mining assets and efficiently manage our operations. In addition, through our employee services agreement with CONSOL Energy, we will employ engineering, development and operations teams that have significant experience in designing, developing and operating large-scale coal complexes. Our operational management team has an average of 27 years of experience operating assets of our scale and complexity and has expertise in mining under various adverse geologic conditions.

Business Strategies

Our primary business objective is to increase the quarterly cash distribution that we pay to our unitholders over time while supporting the ongoing stability of our cash flows and maximization of our margins. We intend to accomplish this objective by executing the following business strategies:

- *Strategically target compliant coal-fired power plants and continue operational excellence.* To reduce our exposure to retirements of coal-fired power plants, we have strategically developed our customer base to include power plants that are positioned to continue operating for the foreseeable future and that are equipped with environmental controls for recent EPA measures. The MATS rules, in combination with other environmental regulations and economic factors, resulted in the retirement of more than 20 GW of domestic coal-fired generating capacity prior to 2015 and has led to the announcement of more than 40 GW of additional domestic coal-fired generating capacity retirements for the period from 2015 through 2019. However, for the year ended December 31, 2014, we only sold approximately 1.5 million tons of coal, representing 5.7% percent of our total 2014 coal sales, to power plants in our core market states that have announced plans to retire prior to 2020. We believe that coal will continue to be a primary source for the generation of electric power, and that coal-fired power plants able to operate into the future will have a substantial cost advantage compared to other power plants that utilize more expensive fuel sources. Our strategy is

both domestically and internationally. In addition, CONSOL Energy is one of the largest independent natural gas exploration, development and production companies with operations focused on the major shale formations of the Appalachian Basin, including the Marcellus Shale. CONSOL Energy is listed on the NYSE under the symbol "CNX" and had a market capitalization of approximately $6.4 billion as of March 31, 2015.

In connection with the completion of this offering (assuming the underwriters do not exercise their option to purchase additional common units), we will (i) issue 1,611,067 common units and 11,611,067 subordinated units to CONSOL Energy, representing an aggregate 55.8% limited partner interest in us, (ii) issue a 2% general partner interest in us and all of our incentive distribution rights to our general partner and (iii) use the net proceeds from this offering and net borrowings under our new revolving credit facility to make a distribution of approximately $373.5 million to CONSOL Energy. Based on an assumed initial public offering price of $20.00 per common unit (the mid-point of the price range set forth on the cover page of this prospectus), the aggregate value of the common units and subordinated units that will be issued to CONSOL Energy in connection with the completion of this offering is approximately $264.4 million. Please read "Prospectus Summary—The Offering," "Use of Proceeds," "Security Ownership of Certain Beneficial Owners and Management" and "Certain Relationships and Related Party Transactions—Distributions and Payments to Our General Partner and Its Affiliates."

In connection with the completion of this offering, CONSOL Energy will grant to us a right of first offer to acquire its retained 80% undivided interest in the Pennsylvania mining complex, as well as the Baltimore Marine Terminal, the Buchanan mine (subject to CONSOL Energy's right to contribute all or part of the Buchanan mine to an affiliate in connection with such affiliate's initial public offering) and Cardinal Gathering. As a result of our right of first offer, we believe that we possess significant growth potential that will be generated through accretive acquisitions of the assets covered by our right of first offer. However, CONSOL Energy is under no obligation to present us the opportunity to purchase additional assets from it (including the assets covered by our right of first offer, unless and until it otherwise intends to divest such assets), and we are under no obligation to purchase any assets from CONSOL Energy. Please read "—Our Initial Assets—Our Right of First Offer."

In addition, CONSOL Energy has experience successfully forming and sponsoring a master limited partnership. In 2014, CONSOL Energy, along with its joint venture partner, sponsored the $442.8 million initial public offering of CONE Midstream Partners LP, a master limited partnership that owns and operates natural gas gathering and other midstream energy assets in the Marcellus Shale in Pennsylvania and West Virginia.

Given CONSOL Energy's significant ownership interests in us following this offering and its intent to utilize us to own, manage and further develop its active Pennsylvania thermal coal operations, we believe that CONSOL Energy will be incentivized to promote and support the successful execution of our business strategies and our ability to increase cash distributions per unit over time; however, we can provide no assurances that we will benefit from our relationship with CONSOL Energy. While our relationship with CONSOL Energy is a significant strength, it is also a source of potential risks and conflicts. Please read "Risk Factors—Risks Inherent in an Investment in Us" and "Conflicts of Interest and Duties."

Our Operations

Our operations and related reserves are located primarily in Greene County and Washington County in southwestern Pennsylvania, with limited operations and related reserves located in northeastern West Virginia. As of December 31, 2014, the Pennsylvania mining complex included 785.6 million tons (157.1 million tons net to our 20% interest on a pro forma basis) of proven and probable coal reserves with an average gross heat content of approximately 13,000 Btus per pound and an average sulfur content of 2.37%. Each of the three mines comprising the Pennsylvania mining complex mines coal from the Pittsburgh No. 8 Coal Seam with recoverable reserves that are sufficient to support over 27 years of mining based on our current production capacity.

Compensation of Our Directors

The officers or employees of our general partner or of our sponsor who also serve as directors of our general partner will not receive additional compensation for their service as a director of our general partner. In connection with this offering, directors of our general partner who are not officers or employees of our general partner or of our sponsor, or "non-employee directors," will receive cash and equity-based compensation for their services as directors. The non-employee director compensation program will consist of the following:

- an annual retainer of $60,000 (payable in quarterly installments);

- an additional annual retainer of $20,000 (payable in quarterly installments) for service as chair of the audit committee; and

- an annual equity-based award granted under the LTIP, having a value as of the grant date of approximately $60,000 and vesting on the first anniversary of the grant date.

If the board of directors of our general partner establishes a conflicts committee, we expect that the board of directors will determine additional compensation, if any, to be paid for service on the conflicts committee at the time the conflicts committee is established. Non-employee directors will also receive reimbursement for out-of-pocket expenses they incur in connection with attending meetings of the board of directors or its committees. Each director will be indemnified for his or her actions associated with being a director to the fullest extent permitted under Delaware law.

Our Long-Term Incentive Plan

Our general partner intends to adopt the CNX Coal Resources LP 2015 Long-Term Incentive Plan (our "LTIP") under which our general partner may issue long-term equity based awards to directors, officers and employees of our general partner or its affiliates, or to any consultants, affiliates of our general partner or other individuals who perform services for us. These awards will be intended to compensate the recipients thereof based on the performance of our common units and their continued service during the vesting period, as well as to align their long-term interests with those of our unitholders. All determinations with respect to awards to be made under our LTIP will be made by the board of directors of our general partner or any committee thereof that may be established for such purpose or by any delegate of the board of directors or such committee, subject to applicable law, which we refer to as the plan administrator. We currently expect that the board of directors of our general partner or a committee thereof will be designated as the plan administrator. The following description reflects the terms that are currently expected to be included in the LTIP.

General

The LTIP will provide for the grant, from time to time at the discretion of the board of directors of our general partner or any delegate thereof, subject to applicable law, of unit awards, restricted units, phantom units, unit options, unit appreciation rights, distribution equivalent rights, profits interest units and other unit-based awards. The purpose of awards under the LTIP is to provide additional incentive compensation to individuals providing services to us, and to align the economic interests of such individuals with the interests of our unitholders. The LTIP will limit the number of units that may be delivered pursuant to vested awards to 2,300,000 common units, subject to proportionate adjustment in the event of unit splits and similar events. Common units subject to awards that are cancelled, forfeited, withheld to satisfy exercise prices or tax withholding obligations or otherwise terminated without delivery of the common units will be available for delivery pursuant to other awards.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of common units and subordinated units of CNX Coal Resources LP that will be issued upon the completion of this offering and the related transactions and held by:

- each unitholder known by us to beneficially hold 5% or more of our outstanding units;

- each director or director nominee of our general partner;

- each named executive officer of our general partner; and

- all of the directors, director nominees and named executive officers of our general partner as a group.

In addition, in connection with the completion of this offering, we will issue a 2% general partner interest and all of our incentive distribution rights to our general partner.

Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power with respect to securities. Unless indicated below, to our knowledge, the persons and entities named in the following table have sole voting and sole investment power with respect to all units beneficially owned by them, subject to community property laws where applicable.

The following table assumes that the underwriters' option to purchase additional common units is not exercised. The percentage of units beneficially owned is based on a total of 11,611,067 common units and 11,611,067 subordinated units outstanding immediately following this offering. The following table does not include any common units that the directors, director nominees and named executive officers of our general partner may purchase in this offering through the directed unit program described under "Underwriting."

Name of Beneficial Owner (1)	Common Units To Be Beneficially Owned	Percentage of Common Units To Be Beneficially Owned	Subordinated Units To Be Beneficially Owned	Percentage of Subordinated Units To Be Beneficially Owned	Percentage of Total Common Units and Subordinated Units To Be Beneficially Owned
CONSOL Energy Inc. (2)	1,611,067	13.9%	11,611,067	100.0%	56.9%
Directors/Director Nominees/Named Executive Officers					
James A. Brock	—	—	—	—	—
Lorraine L. Ritter	—	—	—	—	—
Martha A. Wiegand	—	—	—	—	—
Nicholas J. DeIuliis	—	—	—	—	—
Stephen W. Johnson	—	—	—	—	—
David M. Khani	—	—	—	—	—
James E. Altmeyer, Sr.	—	—	—	—	—
Michael L. Greenwood	—	—	—	—	—
Jeffrey L. Wallace	—	—	—	—	—
All Directors, Director Nominees and Executive Officers as a group (9 persons)	—	—	—	—	—

---

*   Less than 1%.

(1) Unless otherwise indicated, the address for all beneficial owners in this table is c/o CNX Coal Resources GP LLC, 1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317.

(2) CONSOL Energy is the sole owner of the membership interests in our general partner. We will issue 1,611,067 common units and 11,611,067 subordinated units to CONSOL Energy in connection with the completion of this offering.

The following table sets forth, as of May 26, 2015, the number of shares of CONSOL Energy common stock beneficially owned by each of the directors, director nominees and named executive officers of our general partner and all of the directors, director nominees and named executive officers of our general partner as a group. The percentage of total shares is based on 228,822,133 shares outstanding as of April 17, 2015. Amounts shown below include options that are currently exercisable or that may become exercisable within 60 days of June 1, 2015 and the shares underlying deferred stock units and the shares underlying restricted stock units that will be settled within 60 days of June 1, 2015. Unless otherwise indicated, the named person has the sole voting and dispositive powers with respect to the shares of CONSOL Energy common stock set forth opposite such person's name.

Name of Beneficial Owner	Total Common Stock Beneficially Owned	Percent of Total Outstanding
Directors/Director Nominees/Named Executive Officers		
James A. Brock	78,286	*
Lorraine L. Ritter	46,638	*
Martha A. Wiegand	7,645	*
Nicholas J. DeIuliis	643,807	*
Stephen W. Johnson	213,133	*
David M. Khani	23,258	*
James E. Altmeyer, Sr.	42,192	*
Michael L. Greenwood	—	—
Jeffrey L. Wallace	—	—
All Directors, Director Nominees and Executive Officers as a group		
(9 persons)	1,054,959	*

* Less than 1%.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Following the completion of this offering, our sponsor will own 1,611,067 common units and 11,611,067 subordinated units, representing a 55.8% limited partner interest (or 111,067 common units and 11,611,067 subordinated units, representing a 49.5% limited partner interest, if the underwriters exercise in full their option to purchase additional common units). In addition, our general partner will own a 2% general partner interest in us and all of our incentive distribution rights.

Distributions and Payments to Our General Partner and Its Affiliates

The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with the formation, ongoing operation and liquidation of us. These distributions and payments were determined by and among affiliated entities and, consequently, are not the result of arm's-length negotiations.

Formation Stage

The consideration received by our general partner and its affiliates for our formation.	• 2% general partner interest; and • 98% limited partner interest.

Offering Stage

The consideration received by our general partner and its affiliates prior to or in connection with this offering for the contribution to us of all of the limited liability company interests in CNX Operating, the sole member of CNX Thermal Holdings, which owns a 20% undivided interest in the Pennsylvania mining complex	• 1,611,067 common units (or 111,067 common units if the underwriters exercise in full their option to purchase additional common units); • 11,611,067 subordinated units; • a 2% general partner interest in us; • the incentive distribution rights; and • a distribution of approximately $183.5 million from the net proceeds of this offering (or $211.7 million if the underwriters exercise in full their option to purchase additional common units).

Post-IPO Operational Stage

Distributions of available cash to our general partner and its affiliates	We will generally make cash distributions of 98% to the unitholders pro rata, including our sponsor, as the holder of 1,611,067 common units and 11,611,067 subordinated units, and 2% to our general partner, assuming it makes any capital contributions necessary to maintain its 2% general partner interest in us. In addition, if distributions exceed the minimum quarterly distribution and target distribution levels, the incentive distribution rights held by our general partner will entitle our general partner to increasing percentages of the distributions, up to 48% of the distributions above the highest target distribution level.

172

Assuming we generate sufficient distributable cash flow to support the payment of the full minimum quarterly distribution on all of our outstanding units for four quarters, our general partner would receive an annual distribution of approximately $1.0 million on the 2% general partner interest, and our sponsor would receive an annual distribution of approximately $27.1 million on its common units and subordinated units (or $24.0 million if the underwriters exercise in full their option to purchase additional common units).

Payments to our general partner and its affiliates . . . .

Under our partnership agreement, we are required to reimburse our general partner and its affiliates for all costs and expenses that they incur on our behalf for managing and controlling our business and operations. Except to the extent specified under our omnibus agreement and the other agreements described under "—Agreements Governing the Transactions," our general partner determines the amount of these expenses and such determinations must be made in good faith under the terms of our partnership agreement. Under our omnibus agreement, we will reimburse our sponsor for expenses incurred by our sponsor and its affiliates in providing certain general and administrative services to us, including the provision of executive management services by certain officers of our general partner. The expenses of other employees will be allocated to us based on the amount of time actually spent by those employees on our business. These reimbursable expenses also include an allocable portion of the compensation and benefits of employees and executive officers of other affiliates of our general partner who provide services to us and are exclusive of any expenses incurred under the employee services agreement. We will also reimburse our sponsor for any additional out-of-pocket costs and expenses incurred by our sponsor and its affiliates in providing general and administrative services to us. The costs and expenses for which we are required to reimburse our general partner and its affiliates are not subject to any caps or other limits under our partnership agreement.

Pursuant to the employee services agreement, we will reimburse CONSOL Energy monthly for (i) all direct third-party costs and expenses actually incurred by CONSOL Energy in providing operational services, (ii) salary, benefits and other compensation cost of CONSOL Energy's employees performing the operational services to the extent such employees are performing the operational services; and (iii) an allocated proportionate share of costs and payments for retiree medical and life insurance, workers' compensation, disability and coal workers' pneumoconiosis benefits for employees (including former employees whose employment terminated prior to this offering) of CPCC. Please read "—Agreements Governing the Transactions" below.

We estimate that the total amount of such reimbursed expenses will be approximately $51.8 million for the twelve months ending June 30, 2016. Please read "Cash Distribution Policy and Restrictions on Distributions—Estimated Adjusted EBITDA and Distributable Cash Flow for the Twelve Months Ending June 30, 2016."

- the control of any matters affecting our rights and obligations, including the bringing and defending of actions at law or in equity, otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense, the settlement of claims and litigation;

- the indemnification of any person against liabilities and contingencies to the extent permitted by law;

- the making of tax, regulatory and other filings, or the rendering of periodic or other reports to governmental or other agencies having jurisdiction over our business or assets; and

- the entering into of agreements with any of its affiliates to render services to us or to itself in the discharge of its duties as our general partner.

Our partnership agreement provides that our general partner must act in good faith when making decisions on our behalf in its capacity as our general partner, and our partnership agreement further provides that in order for a determination to be made in good faith, our general partner must subjectively believe that the determination is in the best interests of our partnership. In making such determination, our general partner may take into account the totality of the circumstances or the totality of the relationships between the parties involved, including other relationships or transactions that may be particularly favorable or advantageous to us. When our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act free of any duty or obligation to us or our limited partners. Please read "Our Partnership Agreement—Voting Rights" for information regarding matters that require unitholder approval.

Actions taken by our general partner may affect the amount of our distributable cash flow or accelerate the right to convert subordinated units.

The amount of our distributable cash flow is affected by decisions of our general partner regarding matters such as the amount and timing of:

- cash expenditures;

- borrowings and repayments of indebtedness;

- the issuance of additional partnership interests;

- the creation, increase or reduction in cash reserves in any quarter; and

- asset purchases and sales.

Our general partner determines the amount and timing of any capital expenditures and whether a capital expenditure is classified as a maintenance capital expenditure, which reduces operating surplus, or an expansion capital expenditure, which does not reduce operating surplus. This determination can affect the amount of cash that is distributed to our unitholders and to our general partner, the amount of adjusted operating surplus generated in any given period and the ability of the subordinated units to convert into common units.

In addition, our general partner may use an amount, initially equal to $50.0 million, which would not otherwise constitute available cash from operating surplus, in order to permit the payment of cash distributions on its general partner interest and incentive distribution rights. All of these actions may affect the amount of cash distributed to our unitholders and our general partner and may facilitate the conversion of subordinated units into common units. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions."

Voting Rights

The following is a summary of the unitholder vote required for the matters specified below. Matters that require the approval of a "unit majority" require:

- during the subordination period, the approval of a majority of the outstanding common units, excluding those common units held by our general partner and its affiliates, and a majority of the outstanding subordinated units, voting as separate classes; and

- after the subordination period, the approval of a majority of the outstanding common units.

Following the completion of this offering, our sponsor will have the ability to ensure passage of, as well as the ability to ensure the defeat of, any amendment that requires a unit majority by virtue of its ownership of 1,611,067 common units and 11,611,067 subordinated units, representing a 55.8% limited partner interest (or 111,067 common units and 11,611,067 subordinated units, representing a 49.5% limited partner interest, if the underwriters exercise in full their option to purchase additional common units).

In voting their common units and subordinated units, our general partner and its affiliates will have no duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interests of us or the limited partners, other than the implied contractual covenant of good faith and fair dealing.

Issuance of additional partnership interests	No approval rights.
Amendment of our partnership agreement	Certain amendments may be made by the general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority. Please read "—Amendment of Our Partnership Agreement."
Merger of our partnership or the sale of all or substantially all of our assets . . .	Unit majority. Please read "—Merger, Consolidation, Conversion, Sale or Other Disposition of Assets."
Dissolution of our partnership	Unit majority. Please read "—Termination and Dissolution."
Continuation of our business upon dissolution	Unit majority. Please read "—Termination and Dissolution."
Withdrawal of the general partner	Under most circumstances, the approval of unitholders holding at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, is required for the withdrawal of the general partner prior to June 30, 2025, in a manner which would cause a dissolution of our partnership. Please read "—Withdrawal or Removal of Our General Partner."
Removal of the general partner	Not less than 66⅔% of the outstanding units, voting as a single class, including units held by our general partner and its affiliates, for cause. Please read "—Withdrawal or Removal of Our General Partner."
Transfer of the general partner interest	Our general partner may transfer all, but not less than all, of its general partner interest in us without a vote of our unitholders to an

affiliate or another person in connection with its merger or consolidation with or into, or sale of all or substantially all of its assets to, such person. The approval of a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, is required in other circumstances for a transfer of the general partner interest to a third party prior to June 30, 2025. Please read "—Transfer of General Partner Interest."

Transfer of incentive distribution rights .... Our general partner may transfer any or all of its incentive distribution rights to an affiliate or another person without a vote of our unitholders. Please read "—Transfer of Incentive Distribution Rights."

Reset of incentive distribution levels ... No approval right.

Transfer of ownership interests in our general partner .... No approval right. Please read "—Transfer of Ownership Interests in Our General Partner."

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that it otherwise acts in conformity with the provisions of our partnership agreement, its liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital it is obligated to contribute to us for its common units plus its share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right of, by the limited partners as a group to:

- remove or replace our general partner for cause;

- approve some amendments to our partnership agreement; or

- take other action under our partnership agreement;

constituted "participation in the control" of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us who reasonably believe that a limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their limited partner interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership, except that the fair value of property that is subject to a liability for which the recourse of creditors is limited is included in the assets of the limited partnership only to the extent that the fair value of that property exceeds that liability. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the

represented by common units, subordinated units and other partnership interests that existed immediately prior to each issuance. The other holders of common units will not have preemptive rights to acquire additional common units or other partnership interests.

Amendment of Our Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any duty or obligation whatsoever to us or our limited partners, including any duty to act in the best interests of us or the limited partners, other than the implied contractual covenant of good faith and fair dealing. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited Amendments

No amendment may be made that would, among other actions:

- enlarge the obligations of any limited partner without its consent, unless such is deemed to have occurred as a result of an amendment approved by at least a majority of the type or class of limited partner interests so affected; or

- enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without its consent, which consent may be given or withheld at its option.

The provisions of our partnership agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class (including units owned by our general partner and its affiliates). Following the completion of this offering, our sponsor will own 1,611,067 common units and 11,611,067 subordinated units, representing a 55.8% limited partner interest (or 111,067 common units and 11,611,067 subordinated units, representing a 49.5% limited partner interest, if the underwriters exercise in full their option to purchase additional common units).

No Unitholder Approval

Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

- a change in our name, the location of our principal office, our registered agent or our registered office;

- the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

- a change that our general partner determines to be necessary or appropriate to qualify or continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither we nor any of our subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

Termination and Dissolution

We will continue as a limited partnership until dissolved and terminated under our partnership agreement. We will dissolve upon:

- the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or withdrawal or removal followed by approval and admission of a successor;

- the election of our general partner to dissolve us, if approved by the holders of units representing a unit majority;

- the entry of a decree of judicial dissolution of our partnership; or

- there being no limited partners, unless we are continued without dissolution in accordance with the Delaware Act.

Upon a dissolution under the first clause above, the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as a successor general partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that:

- the action would not result in the loss of limited liability of any limited partner; and

- neither our partnership nor any of our subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue (to the extent not already so treated or taxed).

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate to, liquidate our assets and apply the proceeds of the liquidation as described in "Provisions of Our Partnership Agreement Relating to Cash Distributions—Distributions of Cash Upon Liquidation." The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of Our General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to June 30, 2025, without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, and by giving 90 days' written notice and furnishing an opinion of counsel regarding limited liability and tax matters. On or after June 30, 2025, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days' written notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days' written notice to the limited partners if at least 50% of the outstanding units are held or controlled by one person and its affiliates other than our general partner and its affiliates. In addition, our partnership agreement permits our general partner in some instances to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders. Please read "—Transfer of General Partner Interest" and "—Transfer of Incentive Distribution Rights."

Upon voluntary withdrawal of our general partner by giving notice to the other partners, the holders of a unit majority may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period after that withdrawal, the holders of a unit majority agree to continue our business by appointing a successor general partner. Please read "—Termination and Dissolution."

Our general partner may not be removed unless that removal is both (i) for cause and (ii) approved by the vote of the holders of not less than 66⅔% of our outstanding units, voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units, voting as a separate class, and subordinated units, voting as a separate class. "Cause" is narrowly defined under our partnership agreement to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding the general partner liable to our partnership or any limited partner for intentional fraud or willful misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor management of the business. The ownership of more than 33⅓% of the outstanding units by our general partner and its affiliates would give them the practical ability to prevent our general partner's removal. Following the completion of this offering, our sponsor will own 1,611,067 common units and 11,611,067 subordinated units, representing a 55.8% limited partner interest (or 111,067 common units and 11,611,067 subordinated units, representing a 49.5% limited partner interest, if the underwriters exercise in full their option to purchase additional common units).

In the event of removal of our general partner or withdrawal of our general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where our general partner withdraws, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner and its incentive distribution rights for fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner will become a limited partner and its general partner interest and its incentive distribution rights will automatically convert into common units pursuant to a valuation of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Interest

Except for transfer by our general partner of all, but not less than all, of its general partner interest to (i) an affiliate of our general partner (other than an individual), or (ii) another entity as part of the merger or consolidation of our general partner with or into such entity or the transfer by our general partner of all or substantially all of its assets to such entity, our general partner may not transfer all or any part of its general

partner interest to another person prior to June 30, 2025, without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates. As a condition of this transfer, the transferee must assume, among other things, the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement, and furnish an opinion of counsel regarding limited liability and tax matters.

Our general partner and its affiliates may at any time transfer units to one or more persons, without unitholder approval, except that they may not transfer subordinated units to us.

Transfer of Ownership Interests in Our General Partner

At any time, our sponsor and its affiliates may sell or transfer all or part of their membership interest in our general partner, to an affiliate or third party without the approval of our unitholders.

Transfer of Incentive Distribution Rights

At any time, our general partner may sell or transfer its incentive distribution rights to an affiliate or third party without the approval of the unitholders.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove CNX Coal Resources GP LLC as our general partner or otherwise change our management. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group who are notified by our general partner that they will not lose their voting rights or to any person or group who acquires the units with the prior approval of the board of directors of our general partner. Please read "—Withdrawal or Removal of Our General Partner."

Limited Call Right

If at any time our general partner and its affiliates own more than 80% of the then-issued and outstanding limited partner interests of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the limited partner interests of such class held by unaffiliated persons as of a record date to be selected by our general partner, on at least 10, but not more than 60, days' written notice.

The purchase price in the event of this purchase is the greater of:

- the highest cash price paid by either our general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those limited partner interests; and

- the current market price calculated in accordance with our partnership agreement as of the date three business days before the date the notice is mailed.

As a result of our general partner's right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at a price that may be lower than market prices at various times prior to such purchase or lower than a unitholder may anticipate the market price to be in the future. The tax consequences to a unitholder of the exercise of this limited call right are the same as a sale by that unitholder of his common units in the market. Please read "Material Federal Income Tax Consequences—Disposition of Common Units."

UNITS ELIGIBLE FOR FUTURE SALE

Following the completion of this offering and assuming that the underwriters do not exercise their option to purchase additional common units, our sponsor will hold 1,611,067 common units and 11,611,067 subordinated units. All of the subordinated units will convert into common units at the end of the subordination period. All of the common units and subordinated units held by our sponsor are subject to lock-up restrictions described below. The sale of these units could have an adverse impact on the price of our common units or on any trading market that may develop.

Rule 144

The common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, other than any units purchased in this offering by the directors, director nominees and executive officers of our general partner, directors of our sponsor and certain other individuals as selected by our sponsor under the directed unit program, which will be subject to the lock-up restrictions described below. None of the directors or officers of our general partner own any common units prior to this offering; however, they may purchase common units through the directed unit program or otherwise. Additionally, any common units owned by an "affiliate" of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption from the registration requirements pursuant to Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

- 1.0% of the total number of our common units outstanding; or

- the average weekly reported trading volume of our common units for the four weeks prior to the sale.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. Once we have been a reporting company for at least 90 days, a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned the common units proposed to be sold for at least six months, would be entitled to sell those common units without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject only to the current public information requirement. After beneficially owning Rule 144 restricted common units for at least one year, such person would be entitled to freely sell those common units without regard to any of the requirements of Rule 144.

Our Partnership Agreement and Registration Rights

Our partnership agreement authorizes us to issue an unlimited number of additional partnership interests and options, rights, warrants and appreciation rights relating to the partnership interests for any partnership purpose at any time and from time to time to such persons for such consideration and on such terms and conditions as our general partner shall determine in its sole discretion, all without the approval of any partners. Any issuance of additional common units or other limited partner interests would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read "Our Partnership Agreement—Issuance of Additional Partnership Interests."

Under our partnership agreement, our general partner and its affiliates, other than individuals, have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any units that they hold. Subject to the terms and conditions of our partnership agreement, these registration rights allow our general partner and its affiliates or their assignees holding any common units or other limited partner interests to require registration of any of these common units or other limited partner interests and to include any

Partnership Status

A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account its share of items of income, gain, loss and deduction of the partnership in computing its federal income tax liability, regardless of whether cash distributions are made to the unitholder by the partnership. Distributions by a partnership to a partner are generally not taxable to the partnership or the partner unless the amount of cash distributed to the partner is in excess of the partner's adjusted basis in its partnership interest. Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the "Qualifying Income Exception," exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of "qualifying income." Qualifying income includes income and gains derived from the mining or production, processing, transportation, and marketing of any mineral or natural resource, including coal. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale or other disposition of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than 2% of our current gross income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and our general partner and a review of the applicable legal authorities, Latham & Watkins LLP is of the opinion that at least 90% of our current gross income constitutes qualifying income. The portion of our income that is qualifying income may change from time to time.

The IRS has made no determination as to our status or the status of our operating subsidiaries for federal income tax purposes or whether our operations generate "qualifying income" under Section 7704 of the Internal Revenue Code. Instead, we will rely on the opinion of Latham & Watkins LLP on such matters. It is the opinion of Latham & Watkins LLP that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions and the representations described below that:

- We will be classified as a partnership for federal income tax purposes; and

- Each of our operating subsidiaries will be treated as a partnership or will be disregarded as an entity separate from us for federal income tax purposes.

In rendering its opinion, Latham & Watkins LLP has relied on factual representations made by us and our general partner. The representations made by us and our general partner upon which Latham & Watkins LLP has relied include:

- Neither we nor any of the operating subsidiaries has elected or will elect to be treated as a corporation; and

- For each taxable year, more than 90% of our gross income has been and will be income of the type that Latham & Watkins LLP has opined or will opine is "qualifying income" within the meaning of Section 7704(d) of the Internal Revenue Code.

We believe that these representations have been true in the past and expect that these representations will continue to be true in the future.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts), we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This deemed contribution and

described under "—Disposition of Common Units." Any reduction in a unitholder's share of our liabilities for which no partner, including the general partner, bears the economic risk of loss, known as "nonrecourse liabilities," will be treated as a distribution by us of cash to that unitholder. To the extent our distributions cause a unitholder's "at risk" amount to be less than zero at the end of any taxable year, it must recapture any losses deducted in previous years. Please read "—Tax Consequences of Unit Ownership—Limitations on Deductibility of Losses."

A decrease in a unitholder's percentage interest in us because of our issuance of additional common units will decrease its share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. This deemed distribution may constitute a non-pro rata distribution. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of its tax basis in its common units, if the distribution reduces the unitholder's share of our "unrealized receivables," including depreciation recapture and/or substantially appreciated "inventory items," each as defined in the Internal Revenue Code, and collectively, "Section 751 Assets." To that extent, the unitholder will be treated as having been distributed its proportionate share of the Section 751 Assets and then having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to such unitholder. This latter deemed exchange will generally result in the unitholder's realization of ordinary income, which will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder's tax basis (often zero) for the share of Section 751 Assets deemed relinquished in the exchange.

Ratio of Taxable Income to Distributions

We estimate that a purchaser of common units in this offering who owns those common units from the date of closing of this offering through the record date for distributions for the period ending December 31, 2018, will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be 30% or less of the cash distributed with respect to that period. Thereafter, we anticipate that the ratio of allocable taxable income to cash distributions to the unitholders will increase. Our estimate is based upon many assumptions regarding our business operations, including assumptions as to our revenues, capital expenditures, cash flow, net working capital and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, legislative, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct.

The actual percentage of distributions that will constitute taxable income could be higher or lower than expected, and any differences could be material and could materially affect the value of the common units. For example, the ratio of allocable taxable income to cash distributions to a purchaser of common units in this offering will be greater, and perhaps substantially greater, than our estimate with respect to the period described above if:

- gross income from operations exceeds the amount required to make minimum quarterly distributions on all units, yet we only distribute the minimum quarterly distributions on all units;

- we make a future offering of common units and use the proceeds of the offering in a manner that does not produce substantial additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not eligible for depreciation or amortization for federal income tax purposes or that is depreciable or amortizable at a rate significantly slower than the rate applicable to our assets at the time of this offering; or

- legislation is passed that would limit or repeal certain federal income tax preferences currently available with respect to coal exploration and development.

transferor and transferee unitholders, although such tax items must be prorated on a daily basis. Existing publicly traded partnerships are entitled to rely on these proposed Treasury Regulations; however, they are not binding on the IRS and are subject to change until final Treasury Regulations are issued. Accordingly, Latham & Watkins LLP is unable to opine on the validity of this method of allocating income and deductions between transferor and transferee unitholders because the issue has not been finally resolved by the IRS or the courts. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder's interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferor and transferee unitholders, as well as unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations. A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter through the month of disposition but will not be entitled to receive that cash distribution.

Notification Requirements

A unitholder who sells any of its units is generally required to notify us in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A purchaser of units who purchases units from another unitholder is also generally required to notify us in writing of that purchase within 30 days after the purchase. Upon receiving such notifications, we are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a purchase may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the U.S. and who effects the sale or exchange through a broker who will satisfy such requirements.

Constructive Termination

We will be considered to have technically terminated our partnership for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. For purposes of determining whether the 50% threshold has been met, multiple sales of the same interest will be counted only once. Immediately after this initial public offering our sponsor and our general partner will collectively own 57.8% of the total interests in our capital and profits (assuming that the underwriters do not exercise their option to purchase additional common units from us). Therefore, a transfer by our sponsor and our general partner of all or a portion of their interests in us could result in a termination of us as a partnership for federal income tax purposes. Our technical termination would, among other things, result in the closing of our taxable year for all unitholders, which would result in us filing two tax returns (and our unitholders could receive two schedules K-1 if relief was not available, as described below) for one fiscal year and could result in a deferral of depreciation deductions allowable in computing our taxable income. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may also result in more than twelve months of our taxable income or loss being includable in its taxable income for the year of termination. Our termination currently would not affect our classification as a partnership for federal income tax purposes, but instead we would be treated as a new partnership for federal income tax purposes. If treated as a new partnership, we must make new tax elections, including a new election under Section 754 of the Internal Revenue Code, and could be subject to penalties if we are unable to determine that a termination occurred. The IRS has announced a publicly traded partnership technical termination relief program whereby, if a publicly traded partnership that technically terminated requests publicly traded partnership technical termination relief and such relief is granted by the IRS, among other things, the partnership will only have to provide one Schedule K-1 to unitholders for the year notwithstanding two partnership tax years.

Uniformity of Units

Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wells Fargo Securities, LLC are acting as representatives of the underwriters and book-running managers of this offering. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of common units set forth opposite its name below.

Underwriter	Number of Common Units
Merrill Lynch, Pierce, Fenner & Smith Incorporated	
Wells Fargo Securities, LLC	
Citigroup Global Markets Inc.	
Jefferies LLC	
Scotia Capital (USA) Inc.	
Credit Suisse Securities (USA) LLC	
J.P. Morgan Securities LLC	
Evercore Group L.L.C.	
BB&T Capital Markets, a division of BB&T Securities, LLC	
Goldman, Sachs & Co.	
The Huntington Investment Company	
Stifel, Nicolaus & Company, Incorporated	
Nomura Securities International, Inc.	
Clarkson Capital Markets LLC	
Cowen and Company, LLC	
Tuohy Brothers Investment Research, Inc.	
Total	10,000,000

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the common units sold under the underwriting agreement if any of these common units are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the common units, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the common units, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the common units to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $ per common unit. After the initial offering, the public offering price, concession or any other term of the offering may be changed. Sales of common units made outside of the United States may be made by affiliates of the underwriters.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional common units.

	Per Common Unit	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to CNX Coal Resources LP	$	$	$

We will pay Merrill Lynch, Pierce, Fenner & Smith Incorporated, Wells Fargo Securities, LLC and Evercore Group L.L.C. a structuring fee equal to $300,000, $200,000 and $500,000, respectively, for evaluation, analysis and structuring of our partnership. The expenses of the offering, not including the underwriting discount or structuring fees, are estimated at approximately $3.5 million and are payable by us.

We also have agreed to reimburse the underwriters for up to $15,000 of reasonable fees and expenses of counsel related to the review by the Financial Industry Regulatory Authority, Inc., or FINRA, of the terms of sale of the common units offered hereby, and the underwriters have agreed to reimburse us for certain expenses in connection with this offering.

Option to Purchase Additional Common Units

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to 1,500,000 additional common units at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional common units proportionate to that underwriter's initial amount reflected in the above table.

No Sales of Similar Securities

We, our executive officers and directors and our other existing security holders have agreed not to sell or transfer any common units or securities convertible into, exchangeable for, exercisable for, or repayable with common units, for 180 days after the date of this prospectus without first obtaining the written consent of the representatives. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

- offer, pledge, sell or contract to sell any common units,

- sell any option or contract to purchase any common units,

- purchase any option or contract to sell any common units,

- grant any option, right or warrant for the sale of any common units,

- lend or otherwise dispose of or transfer any common units,

- request or demand that we file a registration statement related to the common units, or

- enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common units whether any such swap or transaction is to be settled by delivery of common units or other securities, in cash or otherwise.

- our entry into a new $400 million revolving credit facility and initial draw of $200 million, the net proceeds of which will be distributed to CONSOL Energy at the closing of this offering;

- our entry into an operating agreement, employee services agreement, contract agency agreement, terminal and throughput agreement, cooperation and safety agreement, water supply and services agreement, omnibus agreement, and contribution agreement with CONSOL Energy as described in "Certain Relationships and Related Party Transactions—Agreements Governing the Transactions";

- the consummation of this offering and our issuance of (i) 10,000,000 common units to the public, (ii) a 2% general partner interest and the incentive distribution rights to our general partner and (iii) 1,611,067 common units and 11,611,067 subordinated units to CONSOL Energy; and

- the application of the net proceeds of this offering as described in "Use of Proceeds."

The unaudited pro forma combined statements of operations do not give effect to an estimated $2.4 million in incremental general and administrative expenses that we expect to incur annually as a result of being a publicly traded partnership. As a result, the unaudited pro forma combined financial statements may not be indicative of the results that actually would have occurred if the matters described above had occurred on the dates indicated or that would be obtained in the future.

CNX COAL RESOURCES LP
UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2014
(in thousands)

	Historical	Pro Forma Adjustments	Pro Forma
Coal Revenue	$323,398	$ —	$ 323,398
Freight Revenue	3,353		3,353
Other Income	7,580	(209)(a)	7,371
Gain on Sale of Assets	148	5 (a)	153
Total Revenue and Other Income	334,479	(204)	334,275
Operating and Other Costs (Related Party of $10,694 and $10,694, respectively)	172,863	(299)(b) (237)(a) (4,224)(p)	168,103
Royalties and Production Taxes	14,169	—	14,169
Selling and Direct Administrative Expenses (Related Party of $5,791 and $4,710, respectively)	6,444	(6,444)(c) 4,710 (c)	4,710
Depreciation, Depletion and Amortization	33,949	(163)(a)	33,786
Freight Expense	3,353		3,353
General and Administrative Expenses—Related Party	5,198	(5,198)(c) 5,264 (c)	5,264
Other Corporate Expenses (Related Party of $7,944 and $7,944, respectively)(1)	7,658	—	7,658
Interest Expense (Related Party of $9,534 and $0, respectively)	6,946	(6,945)(d) 7,960 (e)	7,961
Total Costs	250,580	(5,576)	245,004
Net Income	$ 83,899	$ 5,372	$ 89,271
Pro forma general partner interest in net income			$ 1,785
Pro forma limited partners' interest in net income:			
Common units			$ 43,743
Subordinated units			$ 43,743
Pro forma net income per limited partner unit (basic and diluted):			
Common units			$ 3.77
Subordinated units			$ 3.77
Pro forma weighted average number of limited partner units outstanding (basic and diluted):			
Common units			11,611,067
Subordinated units			11,611,067

(1) Includes a $286 favorable adjustment to a previously established franchise tax accrual.

The accompanying notes are an integral part of these unaudited pro forma combined financial statements.

CNX COAL RESOURCES LP
UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
THREE MONTHS ENDED MARCH 31, 2015
(in thousands)

	Historical	Pro Forma Adjustments	Pro Forma
Coal Revenue	$76,887	$ —	$ 76,887
Freight Revenue	474		474
Other Income	216	(64)(a)	152
Gain on Sale of Assets	15	—	15
Total Revenue and Other Income	77,592	(64)	77,528
Operating and Other Costs (Related Party of $784 and $784, respectively)	42,275	(77)(b) (26)(a) 961(p)	43,133
Royalties and Production Taxes	2,831	—	2,831
Selling and Direct Administrative Expenses (Related Party of $1,126 and $1,178, respectively)	1,293	(1,293)(c) 1,178 (c)	1,178
Depreciation, Depletion and Amortization	8,970	(41)(a)	8,929
Freight Expense	474		474
General and Administrative Expenses—Related Party	1,047	(1,047)(c) 1,316 (c)	1,316
Other Corporate Expenses (Related Party of $927 and $927, respectively)	972	—	972
Interest Expense (Related Party of $2,407 and $0, respectively)	2,381	(2,380)(d) 1,990 (e)	1,991
Total Costs	60,243	581	60,824
Net Income	$17,349	$ (645)	$ 16,704
Pro forma general partner interest in net income			$ 334
Pro forma limited partners' interest in net income:			
Common units			$ 8,185
Subordinated units			$ 8,185
Pro forma net income per limited partner unit (basic and diluted):			
Common units			$ 0.70
Subordinated units			$ 0.70
Pro forma weighted average number of limited partner units outstanding (basic and diluted):			
Common units			11,611,067
Subordinated units			11,611,067

The accompanying notes are an integral part of these unaudited pro forma combined financial statements.

CNX COAL RESOURCES LP
UNAUDITED PRO FORMA COMBINED BALANCE SHEET
AS OF MARCH 31, 2015
(in thousands)

	Historical	Pro Forma Adjustments	Pro Forma
ASSETS			
Current Assets:			
Cash	$ 4	$ 7,000 (f)	$ 7,004
Other Receivables	1,110		1,110
Inventories	10,217		10,217
Prepaid Expenses	4,423	$ (800)(o)	3,623
Total Current Assets	15,754	6,200	21,954
Property and Equipment			
Property, Plant and Equipment	694,115	(29,715)(g)	672,674
		8,274 (h)	
Less—Accumulated Depreciation, Depletion and Amortization	296,450	(3,614)(g)	295,182
		2,346 (h)	
Total Property and Equipment—Net	397,665	(20,173)	377,492
Other Assets:			
Other	6,651	3,000 (e)	14,605
		6,505 (i)	
		(1,551)(o)	
Total Other Assets	6,651	7,954	14,605
TOTAL ASSETS	$420,070	$ (6,019)	$ 414,051
LIABILITIES AND EQUITY			
Current Liabilities:			
Accounts Payable	$ 15,939	(15,939)(j)	$ —
Current Portion of Long-Term Notes—Related Party	33,929	(33,929)(d)	—
Current Portion of Long-Term Debt—Other	331		331
Other Accrued Liabilities	36,255	(1,540)(p)	34,715
Total Current Liabilities	86,454	(51,408)	35,046
Long-Term Debt:			
Long-Term Notes Payable—Related Party	144,833	(144,833)(d)	—
Revolving Credit Facility	—	200,000 (e)	200,000
Advanced Royalty Commitments	278		278
Capital Lease Obligations	49		49
Total Long-Term Debt	145,160	55,167	200,327
Deferred Credits and Other Liabilities:			
Postretirement Benefits Other Than Pensions	5,178	(5,178)(p)	—
Pneumoconiosis Benefits	1,226		1,226
Asset Retirement Obligations	7,942		7,942
Workers' Compensation	2,714		2,714
Other	620		620
Total Deferred Credits and Other Liabilities	17,680	(5,178)	12,502
TOTAL LIABILITIES	249,294	(1,419)	247,875
Invested Equity:			
Parent Net Investment	140,411	206,878 (k)	—
		(347,289)(k)	
Accumulated Other Comprehensive Income	30,365	(21,478)(p)	—
Partners' Capital		(8,887)(n)	
Common Units—Public		183,469 (l)	183,469
Common Units—CONSOL Energy		40,852 (k)	(332,617)
		(373,469)(m)	
Subordinated Units—CONSOL Energy		294,420 (k)	294,420
General Partner		12,017 (k)	12,017
Accumulated Other Comprehensive Income	—	8,887 (n)	8,887
Total Invested Equity / Partners' Capital	170,776	(4,600)	166,176
TOTAL LIABILITIES AND INVESTED EQUITY / PARTNERS' CAPITAL	$420,070	$ (6,019)	$ 414,051

The accompanying notes are an integral part of these unaudited pro forma combined financial statements.

(f) Represents the following adjustments to cash:

Sources		Uses	
Gross proceeds from sale of common units . . .	$200,000	Distribution to CONSOL Energy	$373,469
Gross borrowings under revolving credit facility	200,000	Underwriting discount and structuring fees	13,000
		Other offering expenses	3,531
		Revolving credit facility origination fees	3,000
		Cash on hand*	7,000
Total Sources	$400,000	**Total Uses**	$400,000

*   The Partnership plans to retain $7,000 of cash on hand for the Partnership's working capital purposes.

(g) Represents the pro forma adjustment to reflect the net adjustment to property, plant and equipment for (i) certain surface land leases which were included in the Predecessor financial statements that will not be contributed to the Partnership (refer to footnote (b) above); and (ii) removal of rental properties included in the Predecessor financial statements that will not be contributed to the Partnership (refer to footnote (a) above). These surface land leases and rental properties are not critical to the mining operations of the Pennsylvania mining complex and thus will not be contributed to the Partnership.

	As of March 31, 2015
Surface land leases not being contributed—Gross	$(21,824)
Rental properties not being contributed—Gross	(7,891)
Property, plant and equipment—gross adjustment	(29,715)
Surface land leases not being contributed—Accumulated depreciation, depletion and amortization	(1,863)
Rental properties not being contributed—Accumulated depreciation, depletion and amortization	(1,751)
Accumulated depreciation, depletion and amortization adjustment	(3,614)
Property, plant and equipment, net adjustment	$(26,101)

(h) Represents the pro forma adjustment to reflect the net adjustment to property, plant and equipment primarily related to certain mineral leases which were not included in the Predecessor financial statements that will be contributed to the Partnership (refer to footnote (b) above).

	As of March 31, 2015
Mineral leases being contributed—Gross	$8,274
Less: Mineral leases being contributed—Accumulated depreciation, depletion and amortization	2,346
Property, plant and equipment—net adjustment	$5,928

(i) Represents the adjustment related to tradable stream credits of $6,505 which were not included in the financial statements of the Predecessor that will be contributed to the Partnership. A stream credit or stream offset is a generic term for any tradable certificate or permit representing the right to drain, fill, or dredge a stream.

(j) Represents the adjustment to remove historical accounts payable as these payables will not be assumed by the Partnership.

(k) The table below summarizes the pro forma adjustments to Parent Net Investment and Partners' Capital based on our expected partnership capital allocated in connection with this offering. The allocation of pro forma capitalization to CONSOL Energy's units is based on CONSOL Energy's expected ownership percentage in us at the closing of this offering.

Invested Equity:

Parent Net Investment	$ 140,411
Surface land and rental properties not being contributed (refer to footnote (g) above)	(26,101)
Mineral leases being contributed (refer to footnote (h) above)	5,928
Stream credits being contributed (refer to footnote (i) above)	6,505
Accounts Payable not being contributed (refer to footnote (j) above)	15,939
Long-Term Note Payable (refer to footnote (d) above)	178,762
Removal of OPEB liability (refer to footnote (p) below)	28,196
Origination fees to be eliminated (refer to footnote (o) below)	(2,351)
Net adjustment to Parent Net Investment	206,878
Subtotal of historical Parent Net Investment	$ 347,289

Partners' Capital:

98% allocation of historical Parent Net Investment to Common and Subordinated Units— CONSOL Energy	$ 335,272
2% allocation of historical Parent Net Investment to General Partner	12,017
Accumulated Other Comprehensive Income	8,887
Offering proceeds (refer to footnote (f) above)	183,469
Distribution to CONSOL Energy (refer to footnote (m) below)	(373,469)
Pro Forma Capitalization	$ 166,176

Allocation of Pro Forma Capitalization:

Common Units—Public	$ 183,469
Common Units—CONSOL Energy	(332,617)
Subordinated Units—CONSOL Energy	294,420
General Partner	12,017
Accumulated Other Comprehensive Income	8,887
Pro Forma Capitalization	$ 166,176

(l) Represents the net adjustment to the public common unitholders' partners' capital, as follows:

	March 31, 2015
Gross proceeds from initial public offering (refer to footnote (f) above)	$200,000
Underwriting discount and structuring fees (refer to footnote (f) above)	(13,000)
Expenses and costs of initial public offering (refer to footnote (f) above)	(3,531)
	$183,469

(m) Represents the distribution of the remaining initial public offering proceeds and borrowings under the new revolving credit facility of $373,469 to CONSOL Energy.

(n) Represents the reclassification of historical accumulated other comprehensive income from Invested Equity to Partners' Capital.

(o) Represents the adjustment to remove origination fees related to the $600,000 commitment for a senior secured term loan facility that will expire upon the consummation of our initial public offering. As of March 31, 2015, the term loan facility was undrawn.

(p) Represents the elimination of the expenses and liabilities associated with CONSOL Energy's other post-retirement benefit plans that will not be contributed to the Partnership.

CNX COAL RESOURCES LP PREDECESSOR
COMBINED BALANCE SHEETS
(Dollars in thousands)

	Supplemental Pro Forma (Unaudited) March 31, 2015	(Unaudited) March 31, 2015	December 31, 2014
ASSETS			
Current Assets:			
Cash	$ 4	$ 4	$ 3
Other Receivables	1,110	1,110	384
Inventories	10,217	10,217	10,639
Prepaid Expenses	4,423	4,423	3,922
Total Current Assets	15,754	15,754	14,948
Property, Plant and Equipment:			
Property, Plant and Equipment	694,115	694,115	686,593
Less—Accumulated Depreciation, Depletion and Amortization	296,450	296,450	287,707
Total Property, Plant and Equipment—Net	397,665	397,665	398,886
Other Assets:			
Other	6,651	6,651	4,977
Total Other Assets	6,651	6,651	4,977
TOTAL ASSETS	$ 420,070	$420,070	$418,811
LIABILITIES AND EQUITY			
Current Liabilities:			
Accounts Payable	$ 15,939	$ 15,939	$ 15,782
Current Portion of Long Term Notes—Related Party	33,929	33,929	17,931
Current Portion of Long Term Debt—Other	331	331	330
Other Accrued Liabilities	36,255	36,255	35,502
Distribution Payable to Consol Energy	373,469	—	—
Total Current Liabilities	459,923	86,454	69,545
Long-Term Debt:			
Long-Term Notes Payable—Related Party	144,833	144,833	160,831
Advanced Royalty Commitments	278	278	278
Capital Lease Obligations	49	49	51
Total Long-Term Debt	145,160	145,160	161,160
Deferred Credits and Other Liabilities:			
Postretirement Benefits Other Than Pensions	5,178	5,178	5,279
Pneumoconiosis Benefits	1,226	1,226	1,250
Asset Retirement Obligations	7,942	7,942	7,961
Workers' Compensation	2,714	2,714	2,381
Other	620	620	609
Total Deferred Credits and Other Liabilities	17,680	17,680	17,480
TOTAL LIABILITIES	622,763	249,294	248,185
Invested Equity:			
Parent Net Investment	(233,058)	140,411	139,259
Accumulated Other Comprehensive Income	30,365	30,365	31,367
Total Invested Equity	(202,693)	170,776	170,626
TOTAL LIABILITIES AND INVESTED EQUITY	$ 420,070	$420,070	$418,811

The accompanying notes are an integral part of these combined financial statements.

proposed IPO, the Partnership estimates it will distribute approximately $373 million to CONSOL Energy Inc. The supplemental pro forma balance sheet as of March 31, 2015 gives pro forma effect to this assumed distribution as though it had been declared and was payable as of that date.

Other Comprehensive Income:

Changes in Accumulated Other Comprehensive Income by component were as follows:

	Postretirement Benefits
Balance at December 31, 2014	$31,367
Amounts reclassified from accumulated other comprehensive income	(1,002)
Balance at March 31, 2015	$30,365

The following table shows the reclassification of adjustments out of Accumulated Other Comprehensive Income:

	For the Three Months Ended March 31,	
	2015	2014
Actuarially Determined Long-Term Liability Adjustments		
Amortization of prior service costs	$(1,313)	$(466)
Recognized net actuarial loss	311	109
Total	$(1,002)	$(357)

Recent Accounting Pronouncements:

In February 2015, the Financial Accounting Standards Board ("FASB") issued Update 2015-02—Consolidation (Topic 810): Amendments to the Consolidation Analysis. The objective of the amendments in this update is to change the analysis that a reporting entity must perform to determine whether it should consolidate certain types of legal entities. The amendments in this update affect reporting entities that are required to evaluate whether they should consolidate certain legal entities. All legal entities are subject to reevaluation under the revised consolidation model. Specifically, the amendments: (1) modify the evaluation of whether limited partnerships and similar legal entities are variable interest entities ("VIEs") or voting interest entities; (2) eliminate the presumption that a general partner should consolidate a limited partnership; (3) affect the consolidation analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related party relationships; and (4) provide a scope exception from consolidation guidance for reporting entities with interests in legal entities that are required to comply with or operate in accordance with requirements that are similar to those in Rule 2a-7 of the Investment Company Act of 1940 for registered money market funds. The amendments in this update affect the following areas: (1) limited partnerships and similar legal entities; (2) evaluating fees paid to a decision maker or a service provider as a variable interest; (3) the effect of fee arrangements on the primary beneficiary determination; (4) the effect of related parties on the primary beneficiary determination; and (5) certain investment funds. Current U.S. GAAP includes different requirements for performing a consolidation analysis if, among other factors, the entity under evaluation is any one of the following: (1) a legal entity that qualifies for the indefinite deferral of Statement 167; (2) a legal entity that is within the scope of Statement 167; and (3) a limited partnership or similar legal entity that is considered a voting interest entity. Under the amendments in this update, all reporting entities are within the scope of Subtopic 810-10, Consolidation-Overall, including limited partnerships and similar legal entities, unless a scope exception applies. The presumption that a general partner controls a limited partnership has been eliminated. Overall, the

"***Event Issue Value***" means, with respect to any Common Unit as of any date of determination, (i) in the case of a Revaluation Event that includes the issuance of Common Units pursuant to a public offering and solely for cash, the price paid for such Common Units, or (ii) in the case of any other Revaluation Event, the Closing Price of the Common Units on the date of such Revaluation Event or, if the General Partner determines that a value for the Common Unit other than such Closing Price more accurately reflects the Event Issue Value, the value determined by the General Partner.

"***Event of Withdrawal***" has the meaning given such term in Section 11.1(a).

"***Excess Additional Book Basis***" has the meaning given such term in the definition of "Additional Book Basis Derivative Items."

"***Excess Distribution***" has the meaning given such term in Section 6.1(d)(iii)(A).

"***Excess Distribution Unit***" has the meaning given such term in Section 6.1(d)(iii)(A).

"***Exchange Act***" means the Securities Exchange Act of 1934, as amended, supplemented or restated from time to time, and any successor to such statute.

"***Expansion Capital Expenditures***" means cash expenditures for Capital Acquisitions or Capital Improvements. Expansion Capital Expenditures shall include interest payments (including periodic net payments under related interest rate swap agreements) and related fees paid during the Construction Period on Construction Debt. Where cash expenditures are made in part for Expansion Capital Expenditures and in part for other purposes, the General Partner shall determine the allocation between the amounts paid for each.

"***Final Subordinated Units***" has the meaning given such term in Section 6.1(d)(x)(A).

"***First Liquidation Target Amount***" has the meaning given such term in Section 6.1(c)(i)(D).

"***First Target Distribution***" means $0.58938 per Unit per Quarter (or, with respect to the Initial Period, it means the product of $0.58938 multiplied by a fraction, the numerator of which is the number of days in the Initial Period and the denominator of which is the total number of days in the Quarter in which the Closing Date occurs), subject to adjustment in accordance with Section 5.11, Section 6.6 and Section 6.9.

"***Fully Diluted Weighted Average Basis***" means, when calculating the number of Outstanding Units for any period, a basis that includes (a) the weighted average number of Outstanding Units during such period *plus* (b) all Partnership Interests and Derivative Partnership Interests (i) that are convertible into or exercisable or exchangeable for Units or for which Units are issuable, in each case that are senior to or *pari passu* with the Subordinated Units, (ii) whose conversion, exercise or exchange price, if any, is less than the Current Market Price on the date of such calculation, (iii) that may be converted into or exercised or exchanged for such Units prior to or during the Quarter immediately following the end of the period for which the calculation is being made without the satisfaction of any contingency beyond the control of the holder other than the payment of consideration and the compliance with administrative mechanics applicable to such conversion, exercise or exchange and (iv) that were not converted into or exercised or exchanged for such Units during the period for which the calculation is being made; *provided, however*, that for purposes of determining the number of Outstanding Units on a Fully Diluted Weighted Average Basis when calculating whether the Subordination Period has ended or Subordinated Units are entitled to convert into Common Units pursuant to Section 5.7, such Partnership Interests and Derivative Partnership Interests shall be deemed to have been Outstanding Units only for the four Quarters that comprise the last four Quarters of the measurement period; *provided, further*, that if consideration will be paid to any Group Member in connection with such conversion, exercise or exchange, the number of Units to be included in such calculation shall be that number equal to the difference between (x) the number of Units issuable upon such conversion, exercise or exchange and (y) the number of Units that such consideration would purchase at the Current Market Price.

"**General Partner**" means CNX Coal Resources GP LLC, a Delaware limited liability company, and its successors and permitted assigns that are admitted to the Partnership as general partner of the Partnership, in its capacity as general partner of the Partnership (except as the context otherwise requires).

"**General Partner Interest**" means the equity interest of the General Partner in the Partnership (in its capacity as a general partner without reference to any Limited Partner Interest held by it) and includes any and all rights, powers and benefits to which the General Partner is entitled as provided in this Agreement, together with all obligations of the General Partner to comply with the terms and provisions of this Agreement. For purposes of determining the Percentage Interest attributable to the General Partner at any point in time, the General Partner Interest shall be deemed to be represented by a specific number of hypothetical limited partner units, and the Percentage Interest attributable to the General Partner Interest shall equal the ratio of the number of such hypothetical limited partner units to the sum of the total number of Units and the number of hypothetical limited partner units. After giving effect to the Initial Public Offering, including any exercise of the Over-Allotment Option and the Deferred Issuance, the Percentage Interest attributable to the General Partner Interest shall be 2%, which for the purposes of this definition equates to 473,921 hypothetical limited partner units. In connection with the issuance of additional Limited Partner Interests by the Partnership as described in Section 5.2(b), (i) if the General Partner makes additional Capital Contributions as contemplated by Section 5.2(b), the number of hypothetical limited partner units represented by the General Partner Interest shall be increased as necessary to maintain the Percentage Interest attributable to the General Partner Interest at the level it was immediately prior to such issuance and (ii) if the General Partner does not make additional Capital Contributions as contemplated by Section 5.2(b), the number of hypothetical limited partner units represented by the General Partner Interest shall stay the same, which shall result in a reduction of the Percentage Interest attributable to the General Partner Interest.

"**Gross Liability Value**" means, with respect to any Liability of the Partnership described in Treasury Regulation Section 1.752-7(b)(3)(i), the amount of cash that a willing assignor would pay to a willing assignee to assume such Liability in an arm's-length transaction.

"**Group**" means two or more Persons that have, or with or through any of their respective Affiliates or Associates have, any contract, arrangement, understanding or relationship for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent given to such Person in response to a proxy or consent solicitation made to 10 or more Persons), exercising investment power over or disposing of any Partnership Interests.

"**Group Member**" means a member of the Partnership Group.

"**Group Member Agreement**" means the partnership agreement of any Group Member, other than the Partnership, that is a limited or general partnership, the limited liability company agreement of any Group Member that is a limited liability company, the certificate of incorporation and bylaws or similar organizational documents of any Group Member that is a corporation, the joint venture agreement or similar governing document of any Group Member that is a joint venture and the governing or organizational or similar documents of any other Group Member that is a Person other than a limited or general partnership, limited liability company, corporation or joint venture, in each case, as such may be amended, supplemented or restated from time to time.

"**Hedge Contract**" means any exchange, swap, forward, cap, floor, collar, option or other similar agreement or arrangement entered into for the purpose of reducing the exposure of a Group Member to fluctuations in, for example, interest rates, the price of commodities, basis differentials or currency exchange rates in their operations or financing activities and not for speculative purposes.

"**Holder**" means any of the following:

(a) the General Partner who is the Record Holder of Registrable Securities;

"***Initial Period***" means the portion of the fiscal quarter commencing on the Closing Date and ending on September 30, 2015.

"***Initial Public Offering***" means the initial offering and sale of Common Units to the public (including the offer and sale of Common Units pursuant to the Over-Allotment Option), as described in the IPO Registration Statement.

"***Initial Unit Price***" means (a) with respect to the Common Units and the Subordinated Units, the initial public offering price per Common Unit at which the Common Units were first offered to the public for sale as set forth on the cover page of the IPO Prospectus or (b) with respect to any other class or series of Units, the price per Unit at which such class or series of Units is initially sold by the Partnership, as determined by the General Partner, in each case adjusted as the General Partner determines to be appropriate to give effect to any distribution, subdivision or combination of Units.

"***Interim Capital Transactions***" means the following transactions if they occur prior to the Liquidation Date: (a) borrowings, refinancings or refundings of indebtedness (other than Working Capital Borrowings and other than for items purchased on open account or for a deferred purchase price in the ordinary course of business) by any Group Member and sales of debt securities of any Group Member; (b) issuances of equity interests of any Group Member (including the Common Units sold to the IPO Underwriters in the Initial Public Offering) to anyone other than the Partnership Group; (c) sales or other voluntary or involuntary dispositions of any assets of any Group Member other than (i) sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business and (ii) sales or other dispositions of assets as part of normal retirements or replacements; and (d) capital contributions received by a Group Member.

"***IPO Prospectus***" means the final prospectus relating to the Initial Public Offering dated [   ], 2015 and filed by the Partnership with the Commission pursuant to Rule 424 of the Securities Act on [   ], 2015.

"***IPO Registration Statement***" means the Registration Statement on Form S-1 (File No. 333-203165), as it has been or as it may be amended or supplemented from time to time, filed by the Partnership with the Commission under the Securities Act to register the offering and sale of the Common Units in the Initial Public Offering.

"***IPO Underwriter***" means each Person named as an underwriter in [Exhibit A] to the IPO Underwriting Agreement who purchases Common Units pursuant thereto.

"***IPO Underwriting Agreement***" means that certain Underwriting Agreement dated as of [   ], 2015 among the IPO Underwriters, CONSOL, the General Partner and the Partnership, providing for the purchase of Common Units by the IPO Underwriters.

"***Liability***" means any liability or obligation of any nature, whether accrued, contingent or otherwise.

"***Limited Partner***" means, unless the context otherwise requires, each Initial Limited Partner, each additional Person that becomes a Limited Partner pursuant to the terms of this Agreement and any Departing General Partner upon the change of its status from General Partner to Limited Partner pursuant to Section 11.3, in each case, in such Person's capacity as a limited partner of the Partnership.

"***Limited Partner Interest***" means an equity interest of a Limited Partner in the Partnership, which may be evidenced by Common Units, Subordinated Units, Incentive Distribution Rights or other Partnership Interests or a combination thereof (but excluding Derivative Partnership Interests), and includes any and all benefits to which such Limited Partner is entitled as provided in this Agreement, together with all obligations of such Limited Partner pursuant to the terms and provisions of this Agreement.

"***Liquidation Date***" means (a) in the case of an event giving rise to the dissolution of the Partnership of the type described in clauses (a) and (d) of the third sentence of Section 12.1, the date on which the applicable time period during which the holders of Outstanding Units have the right to elect to continue the business of the Partnership has expired without such an election being made and (b) in the case of any other event giving rise to the dissolution of the Partnership, the date on which such event occurs.

"***Liquidator***" means one or more Persons selected pursuant to Section 12.3 to perform the functions described in Section 12.4 as liquidating trustee of the Partnership within the meaning of the Delaware Act.

"***lower tier partnership***" has the meaning given such term in Section 6.1(d)(xii)(D).

"***Maintenance Capital Expenditures***" means cash expenditures (including expenditures for the construction of new capital assets or the replacement, improvement or expansion of existing capital assets) by a Group Member made to maintain, over the long term, the operating capacity or capital asset base of the Partnership Group. For purposes of this definition, "long term" generally refers to a period of time greater than twelve months.

"***Merger Agreement***" has the meaning given such term in Section 14.1.

"***Minimum Quarterly Distribution***" means $0.5125 per Unit per Quarter (or, with respect to the Initial Period, it means the product of $0.5125 multiplied by a fraction, the numerator of which is the number of days in the Initial Period and the denominator of which is the total number of days in the Quarter in which the Closing Date occurs), subject to adjustment in accordance with Section 5.11, Section 6.6 and Section 6.9.

"***National Securities Exchange***" means an exchange registered with the Commission under Section 6(a) of the Exchange Act (or any successor to such Section).

"***Net Agreed Value***" means (a) in the case of any Contributed Property, the Agreed Value of such property or other asset reduced by any Liabilities either assumed by the Partnership upon such contribution or to which such property or other asset is subject when contributed and (b) in the case of any property distributed to a Partner by the Partnership, the Partnership's Carrying Value of such property (as adjusted pursuant to Section 5.5(d)(ii)) at the time such property is distributed, reduced by any Liabilities either assumed by such Partner upon such distribution or to which such property is subject at the time of distribution, in either case as determined and required by the Treasury Regulations promulgated under Section 704(b) of the Code.

"***Net Income***" means, for any taxable period, the excess, if any, of the Partnership's items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period over the Partnership's items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period. The items included in the calculation of Net Income shall be determined in accordance with Section 5.5(b) and shall not include any items specially allocated under Section 6.1(d); *provided, however*, that the determination of the items that have been specially allocated under Section 6.1(d) shall be made without regard to any reversal of such items under Section 6.1(d)(xii).

"***Net Loss***" means, for any taxable period, the excess, if any, of the Partnership's items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period over the Partnership's items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period. The items included in the calculation of Net Loss shall be determined in accordance with Section 5.5(b) and shall not include any items specially allocated under Section 6.1(d); *provided, however*, that the determination of the items that have been specially allocated under Section 6.1(d) shall be made without regard to any reversal of such items under Section 6.1(d)(xii).

"**Operating Company**" means CNX Operating LLC, a Delaware limited liability company, and any successors thereto.

"**Operating Expenditures**" means all Partnership Group cash expenditures (or the Partnership's proportionate share of expenditures in the case of Subsidiaries that are not wholly owned), including taxes, compensation of employees, officers and directors of the General Partner, reimbursement of expenses of the General Partner and its Affiliates, debt service payments, Estimated Maintenance Capital Expenditures, repayment of Working Capital Borrowings and payments made in the ordinary course of business under any Hedge Contracts, subject to the following:

(a) repayments of Working Capital Borrowings deducted from Operating Surplus pursuant to clause (b)(iii) of the definition of "Operating Surplus" shall not constitute Operating Expenditures when actually repaid;

(b) payments (including prepayments and prepayment penalties) of principal of and premium on indebtedness other than Working Capital Borrowings shall not constitute Operating Expenditures;

(c) Operating Expenditures shall not include (i) Expansion Capital Expenditures, (ii) actual Maintenance Capital Expenditures, (iii) payment of transaction expenses (including taxes) relating to Interim Capital Transactions, (iv) distributions to Partners, (v) repurchases of Partnership Interests, other than repurchases of Partnership Interests by the Partnership to satisfy obligations under employee benefit plans or reimbursement of expenses of the General Partner for purchases of Partnership Interests by the General Partner to satisfy obligations under employee benefit plans or (vi) any other expenditures or payments using the proceeds of the Initial Public Offering as described under "Use of Proceeds" in the IPO Registration Statement; and

(d) (i) amounts paid in connection with the initial purchase of a Hedge Contract shall be amortized over the life of such Hedge Contract and (ii) payments made in connection with the termination of any Hedge Contract prior to the expiration of its scheduled settlement or termination date shall be included in equal quarterly installments over the remaining scheduled life of such Hedge Contract.

"**Operating Surplus**" means, with respect to any period ending prior to the Liquidation Date, on a cumulative basis and without duplication,

(a) the sum of (i) $50.0 million, (ii) all cash receipts of the Partnership Group (or the Partnership's proportionate share of cash receipts in the case of Subsidiaries that are not wholly owned) for the period beginning on the Closing Date and ending on the last day of such period, but excluding cash receipts from Interim Capital Transactions and the termination of Hedge Contracts (provided that cash receipts from the termination of a Hedge Contract prior to its scheduled settlement or termination date shall be included in Operating Surplus in equal quarterly installments over the remaining scheduled life of such Hedge Contract), (iii) all cash receipts of the Partnership Group (or the Partnership's proportionate share of cash receipts in the case of Subsidiaries that are not wholly owned) after the end of such period but on or before the date of determination of Operating Surplus with respect to such period resulting from Working Capital Borrowings and (iv) the amount of cash distributions from Operating Surplus paid during the Construction Period (including incremental Incentive Distributions) on Construction Equity, *less*

(b) the sum of (i) Operating Expenditures for the period beginning on the Closing Date and ending on the last day of such period, (ii) the amount of cash reserves (or the Partnership's proportionate share of cash reserves in the case of Subsidiaries that are not wholly owned) established by the General Partner to provide funds for future Operating Expenditures and (iii) all Working Capital Borrowings not repaid within twelve months after having been incurred, or repaid within such 12-month period with the proceeds of additional

"**_Reset MQD_**" has the meaning given such term in Section 5.11(e).

"**_Reset Notice_**" has the meaning given such term in Section 5.11(b).

"**_Retained Converted Subordinated Unit_**" has the meaning given such term in Section 5.5(c)(ii).

"**_Revaluation Event_**" means an event that results in adjustment of the Carrying Value of each Partnership property pursuant to Section 5.5(d)(ii).

"**_Second Liquidation Target Amount_**" has the meaning given such term in Section 6.1(c)(i)(E).

"**_Second Target Distribution_**" means $0.64063 per Unit per Quarter (or, with respect to the Initial Period, it means the product of $0.64063 multiplied by a fraction, the numerator of which is the number of days in the Initial Period and the denominator of which is the total number of days in the Quarter in which the Closing Date occurs), subject to adjustment in accordance with Section 5.11, Section 6.6 and Section 6.9.

"**_Securities Act_**" means the Securities Act of 1933, as amended, supplemented or restated from time to time, and any successor to such statute.

"**_Selling Holder_**" means a Holder who is selling Registrable Securities pursuant to the procedures in Section 7.12 of this Agreement.

"**_Share of Additional Book Basis Derivative Items_**" means in connection with any allocation of Additional Book Basis Derivative Items for any taxable period, (a) with respect to the Unitholders holding Common Units or Subordinated Units, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Unitholders' Remaining Net Positive Adjustments as of the end of such taxable period bear to the Aggregate Remaining Net Positive Adjustments as of that time, (b) with respect to the General Partner (as holder of the General Partner Interest), the amount that bears the same ratio to such Additional Book Basis Derivative Items as the General Partner's Remaining Net Positive Adjustments as of the end of such taxable period bear to the Aggregate Remaining Net Positive Adjustment as of that time and (c) with respect to the Partners holding Incentive Distribution Rights, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Remaining Net Positive Adjustments of the Partners holding the Incentive Distribution Rights as of the end of such taxable period bear to the Aggregate Remaining Net Positive Adjustments as of that time.

"**_Special Approval_**" means approval by a majority of the members of the Conflicts Committee acting in good faith.

"**_Subordinated Unit_**" means a Limited Partner Interest having the rights and obligations specified with respect to Subordinated Units in this Agreement. The term "Subordinated Unit" does not include a Common Unit. A Subordinated Unit that is convertible into a Common Unit shall not constitute a Common Unit until such conversion occurs.

"**_Subordination Period_**" means the period commencing on the Closing Date and expiring on the first to occur of the following dates:

(a) the first Business Day following the distribution of Available Cash to Partners pursuant to Section 6.3(a) in respect of any Quarter beginning with the Quarter ending June 30, 2018 in respect of which (i) (A) distributions of Available Cash from Operating Surplus on each of the Outstanding Common Units and Subordinated Units, the General Partner Interest and any other Outstanding Units that are senior or equal in

right of distribution to the Subordinated Units, in each case with respect to each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all Outstanding Common Units and Subordinated Units, the General Partner Interest and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units, in each case in respect of such periods and (B) the Adjusted Operating Surplus for each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units, Subordinated Units, the General Partner Interest and any other Units that are senior or equal in right of distribution to the Subordinated Units, in each case that were Outstanding during such periods on a Fully Diluted Weighted Average Basis, and (ii) there are no Cumulative Common Unit Arrearages.

(b) the first Business Day following the distribution of Available Cash to Partners pursuant to Section 6.3(a) in respect of any Quarter beginning with the Quarter ending June 30, 2016 in respect of which (i) (A) distributions of Available Cash from Operating Surplus on each of the Outstanding Common Units and Subordinated Units, the General Partner Interest and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units, in each case with respect to the four-Quarter period immediately preceding such date equaled or exceeded 150% of the Minimum Quarterly Distribution on all of the Outstanding Common Units and Subordinated Units, the General Partner Interest and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units, in each case in respect of such period, and (B) the Adjusted Operating Surplus for the four-Quarter period immediately preceding such date equaled or exceeded 150% of the sum of the Minimum Quarterly Distribution on all of the Common Units, Subordinated Units, the General Partner Interest and any other Units that are senior or equal in right of distribution to the Subordinated Units, in each case that were Outstanding during such period on a Fully Diluted Weighted Average Basis, plus the corresponding Incentive Distributions and (ii) there are no Cumulative Common Unit Arrearages.

"*Subsidiary*" means, with respect to any Person, (a) a corporation of which more than 50% of the voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors or other governing body of such corporation is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person or a combination thereof, (b) a partnership (whether general or limited) in which such Person or a Subsidiary of such Person is, at the date of determination, a general or limited partner of such partnership, but only if more than 50% of the general partner interests of such partnership is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person or a combination thereof or (c) any other Person (other than a corporation or a partnership) in which such Person, one or more Subsidiaries of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) at least a majority ownership interest or (ii) the power to elect or direct the election of a majority of the directors or other governing body of such Person.

"*Surviving Business Entity*" has the meaning given such term in Section 14.2(b)(ii).

"*Target Distributions*" means, collectively, the First Target Distribution, Second Target Distribution and Third Target Distribution.

"*Tax Matters Partner*" has the meaning given such term in Section 9.3.

"*Third Target Distribution*" means $0.76875 per Unit per Quarter (or, with respect to the Initial Period, it means the product of $0.76875 multiplied by a fraction, the numerator of which is the number of days in the Initial Period and the denominator of which is the total number of days in the Quarter in which the Closing Date occurs), subject to adjustment in accordance with Section 5.11, Section 6.6 and Section 6.9.

"*Trading Day*" means a day on which the principal National Securities Exchange on which the referenced Partnership Interests of any class are listed or admitted to trading is open for the transaction of business or, if such Partnership Interests are not listed or admitted to trading on any National Securities Exchange, a day on which banking institutions in New York City are not legally required to be closed.

(d) By acceptance of any Limited Partner Interests pursuant to a transfer in accordance with this Article IV, each transferee of a Limited Partner Interest (including any nominee, agent or representative acquiring such Limited Partner Interests for the account of another Person or Group) (i) shall be admitted to the Partnership as a Limited Partner with respect to the Limited Partner Interests so transferred to such Person when any such transfer or admission is reflected in the Partnership Register and such Person becomes the Record Holder of the Limited Partner Interests so transferred, (ii) shall become bound, and shall be deemed to have agreed to be bound, by the terms of this Agreement, (iii) shall be deemed to represent that the transferee has the capacity, power and authority to enter into this Agreement and (iv) shall be deemed to make the consents, acknowledgements and waivers contained in this Agreement, all with or without execution of this Agreement by such Person. The transfer of any Limited Partner Interests and the admission of any new Limited Partner shall not constitute an amendment to this Agreement.

(e) Subject to (i) the foregoing provisions of this Section 4.5, (ii) Section 4.3, (iii) Section 4.8, (iv) with respect to any class or series of Limited Partner Interests, the provisions of any statement of designations or an amendment to this Agreement establishing such class or series, (v) any contractual provisions binding on any Limited Partner and (vi) provisions of applicable law including the Securities Act, Limited Partner Interests shall be freely transferable.

(f) The General Partner and its Affiliates shall have the right at any time to transfer their Subordinated Units and Common Units (whether issued upon conversion of the Subordinated Units or otherwise) to one or more Persons.

Section 4.6 *Transfer of the General Partner's General Partner Interest.*

(a) Subject to Section 4.6(c) below, prior to June 30, 2025, the General Partner shall not transfer all or any part of its General Partner Interest to a Person unless such transfer (i) has been approved by the prior written consent or vote of the holders of at least a majority of the Outstanding Common Units (excluding Common Units owned by the General Partner and its Affiliates) or (ii) is of all, but not less than all, of its General Partner Interest to (A) an Affiliate of the General Partner (other than an individual) or (B) another Person (other than an individual) in connection with the merger or consolidation of the General Partner with or into such other Person or the transfer by the General Partner of all or substantially all of its assets to such other Person.

(b) Subject to Section 4.6(c) below, on or after June 30, 2025, the General Partner may transfer all or any part of its General Partner Interest without the approval of any Limited Partner or any other Person.

(c) Notwithstanding anything herein to the contrary, no transfer by the General Partner of all or any part of its General Partner Interest to another Person shall be permitted unless (i) the transferee agrees to assume the rights and duties of the General Partner under this Agreement and to be bound by the provisions of this Agreement, (ii) the Partnership receives an Opinion of Counsel that such transfer would not result in the loss of limited liability of any Limited Partner under the Delaware Act or cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed) and (iii) such transferee also agrees to purchase all (or the appropriate portion thereof, if applicable) of the partnership or membership interest owned by the General Partner as the general partner or managing member, if any, of each other Group Member. In the case of a transfer pursuant to and in compliance with this Section 4.6, the transferee or successor (as the case may be) shall, subject to compliance with the terms of Section 10.2, be admitted to the Partnership as the General Partner effective immediately prior to the transfer of the General Partner Interest, and the business of the Partnership shall continue without dissolution.

(b) Upon the issuance of any additional Limited Partner Interests by the Partnership (other than (i) the Common Units issued pursuant to the Initial Public Offering, (ii) the Common Units and Subordinated Units issued pursuant to Section 5.3(a) (including any Common Units issued pursuant to the Deferred Issuance), (iii) any Common Units issued pursuant to Section 5.11, (iv) any Common Units issued pursuant to Section 5.3(c) and (v) any Common Units issued upon the conversion of any Partnership Interests), the General Partner may, in order to maintain the Percentage Interest with respect to its General Partner Interest, make additional Capital Contributions in an amount equal to the product obtained by multiplying (A) the quotient determined by dividing (x) the Percentage Interest with respect to the General Partner Interests immediately prior to the issuance of such additional Limited Partner Interests by the Partnership by (y) 100% less the Percentage Interest with respect to the General Partner Interest immediately prior to the issuance of such additional Limited Partner Interests by the Partnership times (B) the gross amount contributed to the Partnership by the Limited Partners (before deduction of underwriters' discounts and commissions) in exchange for such additional Limited Partner Interests.

Section 5.3 *Contributions by Limited Partners*.

(a) On the Closing Date, pursuant to and as described in the Contribution Agreement, CONSOL contributed to the Partnership, as a Capital Contribution, the 98% OpCo Interest (as defined in the Contribution Agreement), in exchange for (i) 111,067 Common Units, (ii) 11,611,067 Subordinated Units and (iii) the right to receive a cash distribution from the Partnership as set forth in the Contribution Agreement.

(b) On the Closing Date and pursuant to the IPO Underwriting Agreement, each IPO Underwriter contributed cash to the Partnership in exchange for the issuance by the Partnership of Common Units to each IPO Underwriter, all as set forth in the IPO Underwriting Agreement.

(c) Upon each exercise, if any, of the Over-Allotment Option, each IPO Underwriter shall contribute cash to the Partnership on the applicable Option Closing Date in exchange for the issuance by the Partnership of Common Units to each IPO Underwriter, all as set forth in the IPO Underwriting Agreement. Any Common Units subject to the Over-Allotment Option that are not purchased by the IPO Underwriters pursuant to the Over-Allotment Option, if any (the "***Deferred Issuance***"), will be issued to CONSOL at the expiration of the Over-Allotment Option period for no additional consideration, all as set forth in the IPO Underwriting Agreement.

(d) Except for the Capital Contributions made or to be made pursuant to Section 5.3(a) through Section 5.3(c) and for Capital Contributions required to be made by or on behalf of a Person acquiring Partnership Interests or Derivative Partnership Interests in connection with future issuances in accordance with Section 5.6, no Limited Partner will be required to make any additional Capital Contribution to the Partnership pursuant to this Agreement.

Section 5.4 *Interest and Withdrawal.*

No interest shall be paid by the Partnership on Capital Contributions. No Partner shall be entitled to the withdrawal or return of its Capital Contribution, except to the extent, if any, that distributions made pursuant to this Agreement or upon termination of the Partnership may be considered as such by law and then only to the extent provided for in this Agreement. Except to the extent expressly provided in this Agreement, no Partner shall have priority over any other Partner either as to the return of Capital Contributions or as to profits, losses or distributions. Any such return shall be a compromise to which all Partners agree within the meaning of Section 17-502(b) of the Delaware Act.

possible, after taking into account other required allocations of gain pursuant to this Section 6.2, be characterized as Recapture Income in the same proportions and to the same extent as such Partners (or their predecessors in interest) have been allocated any deductions directly or indirectly giving rise to the treatment of such gains as Recapture Income.

(e) All items of income, gain, loss, deduction and credit recognized by the Partnership for federal income tax purposes and allocated to the Partners in accordance with the provisions hereof shall be determined without regard to any election under Section 754 of the Code that may be made by the Partnership; *provided*, *however*, that such allocations, once made, shall be adjusted (in the manner determined by the General Partner) to take into account those adjustments permitted or required by Sections 734 and 743 of the Code.

(f) Each item of Partnership income, gain, loss and deduction, for federal income tax purposes, shall be determined for each taxable period and prorated on a monthly basis and shall be allocated to the Partners as of the opening of the National Securities Exchange on which the Partnership Interests are listed or admitted to trading on the first Business Day of each month; *provided*, *however*, that such items for the period beginning on the Closing Date and ending on the last day of the month in which the last Option Closing Date or the expiration of the Over-Allotment Option occurs shall be allocated to the Partners as of the opening of the National Securities Exchange on which the Partnership Interests are listed or admitted to trading on the first Business Day of the next succeeding month; *provided, further*, that gain or loss on a sale or other disposition of any assets of the Partnership or any other extraordinary item of income or loss realized and recognized other than in the ordinary course of business, as determined by the General Partner, shall be allocated to the Partners as of the opening of the National Securities Exchange on which the Partnership Interests are listed or admitted to trading on the first Business Day of the month in which such gain or loss is recognized for federal income tax purposes. The General Partner may revise, alter or otherwise modify such methods of allocation to the extent permitted or required by Section 706 of the Code and the regulations or rulings promulgated thereunder or for the proper administration of the Partnership.

(g) Allocations that would otherwise be made to a Limited Partner under the provisions of this Article VI shall instead be made to the beneficial owner of Limited Partner Interests held by a nominee, agent or representative in any case in which such nominee, agent or representative has furnished the identity of such owner to the Partnership in accordance with Section 6031(c) of the Code or any other method determined by the General Partner.

(h) If, as a result of an exercise of a Noncompensatory Option, a Capital Account reallocation is required under Treasury Regulation Section 1.704-1(b)(2)(iv)(s)(3), the General Partner shall make corrective allocations pursuant to Treasury Regulation Section 1.704-1(b)(4)(x).

Section 6.3 *Requirement and Characterization of Distributions; Distributions to Record Holders*.

(a) Within 45 days following the end of each Quarter commencing with the Quarter ending on September 30, 2015, an amount equal to 100% of Available Cash with respect to such Quarter shall be distributed in accordance with this Article VI by the Partnership to the Partners as of the Record Date selected by the General Partner. The Record Date for the first distribution of Available Cash shall not be prior to the final closing of the Over-Allotment Option or the Deferred Issuance. All amounts of Available Cash distributed by the Partnership on any date from any source shall be deemed to be Operating Surplus until the sum of all amounts of Available Cash theretofore distributed by the Partnership to the Partners pursuant to Section 6.4 equals the Operating Surplus from the Closing Date through the close of the immediately preceding Quarter. Any remaining amounts of Available Cash distributed by the Partnership on such date shall, except as otherwise provided in Section 6.5, be deemed to be "***Capital Surplus***." Distributions and redemption payments, if any, by the Partnership shall be subject to the Delaware Act notwithstanding any other provision of this Agreement.

(ii) The General Partner transfers all of its General Partner Interest pursuant to Section 4.6;

(iii) The General Partner is removed pursuant to Section 11.2;

(iv) The General Partner (A) makes a general assignment for the benefit of creditors; (B) files a voluntary bankruptcy petition for relief under Chapter 7 of the United States Bankruptcy Code; (C) files a petition or answer seeking for itself a liquidation, dissolution or similar relief (but not a reorganization) under any law; (D) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the General Partner in a proceeding of the type described in clauses (A) through (C) of this Section 11.1(a)(iv) or (E) seeks, consents to or acquiesces in the appointment of a trustee (but not a debtor-in-possession), receiver or liquidator of the General Partner or of all or any substantial part of its properties;

(v) A final and non-appealable order of relief under Chapter 7 of the United States Bankruptcy Code is entered by a court with appropriate jurisdiction pursuant to a voluntary or involuntary petition by or against the General Partner; or

(vi) (A) if the General Partner is a corporation, a certificate of dissolution or its equivalent is filed for the General Partner, or 90 days expire after the date of notice to the General Partner of revocation of its charter without a reinstatement of its charter, under the laws of its state of incorporation; (B) if the General Partner is a partnership or a limited liability company, the dissolution and commencement of winding up of the General Partner; (C) if the General Partner is acting in such capacity by virtue of being a trustee of a trust, the termination of the trust; (D) if the General Partner is a natural person, such person's death or adjudication of incompetency and (E) otherwise upon the termination of the General Partner.

If an Event of Withdrawal specified in Section 11.1(a)(iv), (v) or (vi)(A), (B), (C) or (E) occurs, the withdrawing General Partner shall give notice to the Limited Partners within 30 days after such occurrence. The Partners hereby agree that only the Events of Withdrawal described in this Section 11.1 shall result in the withdrawal of the General Partner from the Partnership.

(b) Withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall not constitute a breach of this Agreement under the following circumstances: (i) at any time during the period beginning on the Closing Date and ending at 12:00 midnight, Eastern Time, on June 30, 2025, the General Partner voluntarily withdraws by giving at least 90 days' advance notice of its intention to withdraw to the Limited Partners; provided, that prior to the effective date of such withdrawal, the withdrawal is approved by Unitholders holding at least a majority of the Outstanding Common Units (excluding Common Units owned by the General Partner and its Affiliates) and the General Partner delivers to the Partnership an Opinion of Counsel ("*Withdrawal Opinion of Counsel*") that such withdrawal (following the selection of the successor General Partner) would not result in the loss of the limited liability under the Delaware Act of any Limited Partner or cause any Group Member to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed); (ii) at any time after 12:00 midnight, Eastern Time, on June 30, 2025, the General Partner voluntarily withdraws by giving at least 90 days' advance notice to the Limited Partners, such withdrawal to take effect on the date specified in such notice; (iii) at any time that the General Partner ceases to be the General Partner pursuant to Section 11.1(a)(ii) or is removed pursuant to Section 11.2 or (iv) notwithstanding clause (i) of this sentence, at any time that the General Partner voluntarily withdraws by giving at least 90 days' advance notice of its intention to withdraw to the Limited Partners, such withdrawal to take effect on the date specified in the notice, if at the time such notice is given one Person and its Affiliates (other than the General Partner and its Affiliates) own beneficially or of record or control at least 50% of the Outstanding Units. The withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall also constitute the withdrawal of the



10,000,000 Common Units

CNX Coal Resources LP

Representing Limited Partner Interests

PROSPECTUS

BofA Merrill Lynch
Wells Fargo Securities
Citigroup
Jefferies
Scotia Howard Weil
Credit Suisse
J.P. Morgan
Evercore ISI
BB&T Capital Markets
Goldman, Sachs & Co.
The Huntington Investment Company
Stifel
Nomura
Clarksons Platou Securities
Cowen and Company
Tuohy Brothers

, 2015